

## HNI CORPORATION
### 408 EAST SECOND STREET
### MUSCATINE, IOWA 52761
### 563/272-7400

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2008 Annual Meeting of Shareholders of HNI Corporation (the "Corporation") will be held at the Holiday Inn, 2915 North Highway 61, Muscatine, Iowa, on Tuesday, May 6, 2008, beginning at 10:30 a.m. (local time), for the following purposes:

1.    To elect four Directors for terms of three years each or until their successors are elected and qualify;

2.    To ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for the fiscal year ending January 3, 2009; and

3.    To transact any other business that may properly be brought before the meeting or any adjournment or postponement of the meeting.

The holders of record of the Corporation's Common Stock, par value $1.00 per share, as of the close of business on March 3, 2008, are entitled to vote at the meeting.

You are encouraged to attend the meeting.  We want to keep you informed of the Corporation's activities and progress.

**By Order of the Board of Directors,**

Steven M. Bradford
Vice President, General Counsel and Secretary
March 19, 2008


**PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.**

# TABLE OF CONTENTS

**HNI Corporation**
**408 East Second Street**
**Muscatine, Iowa 52761**


**PROXY STATEMENT**
**FOR ANNUAL MEETING OF SHAREHOLDERS**
**TO BE HELD MAY 6, 2008**

We are mailing this Proxy Statement, with the accompanying proxy card, to you on or about March 19, 2008 in connection with the solicitation of proxies by and on behalf of the HNI Corporation (the "Corporation," "we," "our" or "us") Board of Directors (the "Board" or "Directors") for the 2008 annual meeting of shareholders and any adjournment or postponement of that meeting (the "Meeting"). The Meeting will be held on Tuesday, May 6, 2008, beginning at 10:30 a.m., local time, at the Holiday Inn, 2915 North Highway 61, Muscatine, Iowa.

## INFORMATION ABOUT VOTING

*Who can attend and vote at the Meeting?*

Shareholders of record as of the close of business on March 3, 2008 (the "Record Date") are entitled to attend and vote at the Meeting. Each share of the Corporation's common stock, par value $1.00 per share ("Common Stock"), is entitled to one vote on all matters to be voted on at the Meeting and can be voted only if the shareholder of record is present to vote or is represented by proxy. The proxy card provided with this Proxy Statement indicates the number of shares of Common Stock that you own and are entitled to vote at the Meeting.

*What constitutes a quorum at the Meeting?*

The presence at the Meeting, in person or represented by proxy, of the holders of a majority of the outstanding shares of Common Stock ("Outstanding Shares") on the Record Date will constitute a quorum for purposes of the Meeting. On the Record Date, there were 44,504,669 Outstanding Shares. For purposes of determining whether a quorum exists, proxies received but marked "abstain" and so-called "broker non-votes" (described on the following page) will be counted as present.

*How do I vote by proxy?*

If you properly complete your proxy card and the Corporation's transfer agent, Computershare Investor Services LLC, receives it in time to vote at the Meeting, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. No postage is required if your proxy card is mailed in the United States in the return envelope that has been enclosed with this Proxy Statement.

If you sign, date and return the proxy card but do not specify how your shares are to be voted, then your proxy will vote your shares as follows:

- "FOR" the election of the four nominees for Director named on page 4 of this Proxy Statement under "*Proposal No. 1 – Election of Directors.*"
- "FOR" the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for the fiscal year ending January 3, 2009, as described on page 10 of this Proxy Statement under "*Proposal No. 2 – Ratification of Audit Committee's Selection of PricewaterhouseCoopers LLP as the Corporation's Independent Registered Public Accountant for Fiscal 2008.*"
- In your proxy's discretion as to any other business which may properly come before the Meeting or any adjournment or postponement of the Meeting.

***How do I vote if my shares of Common Stock are held through a broker, trustee or other nominee?***

If your shares of Common Stock are held for you as the beneficial owner through a broker, trustee or other nominee (such as a bank) in "street name," rather than held directly in your name, you will need to instruct your broker, trustee or other nominee concerning how to vote your shares. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Meeting unless you obtain a "legal proxy" from the broker, trustee or other nominee that holds your shares, giving you the right to vote the shares at the Meeting. Your broker, trustee or other nominee has enclosed with this Proxy Statement or will provide upon request voting instructions for you to use in directing the broker, trustee or other nominee how to vote your shares.

***What discretion does my broker, trustee or other nominee have to vote my shares of Common Stock held in "street name"?***

A broker, trustee or other nominee holding your shares of Common Stock in "street name" must vote those shares according to any specific instructions it receives from you. If specific instructions are not received, your broker, trustee or other nominee generally may vote your shares in its discretion, depending on the type of proposal involved. Under New York Stock Exchange ("NYSE") rules, there are certain proposals ("Non-Routine Proposals") on which brokers may not vote without specific instructions from you. If a Non-Routine Proposal comes to a vote at the Meeting, your shares will not be voted on that Non-Routine Proposal, giving rise to what is called a "broker non-vote." Shares represented by broker non-votes will be counted for purposes of determining the existence of a quorum.

At the Meeting, your broker, trustee or other nominee may vote your shares in its discretion with respect to Proposals No. 1 and 2.

***Can I change my vote after I return my proxy card?***

Yes. You may change your vote at any time before your proxy is voted at the Meeting. To change your vote, you may:

- Deliver to the Corporation's Corporate Secretary a written notice revoking your earlier vote;
- Deliver to the Corporation's transfer agent, if you are the shareholder of record, a properly completed and signed proxy card with a later date;
- Deliver to your broker, trustee or other nominee, if your shares are held in "street name," a properly completed and signed proxy card with a later date; or
- Vote in person at the Meeting.

Your attendance alone at the Meeting will not revoke a previously delivered proxy. If you choose any of the foregoing methods to change your vote, you must take the described action no later than the beginning of the Meeting. Once voting is completed at the Meeting, you will not be able to revoke your proxy or change your vote. Unless your proxy is so revoked or changed, the shares of Common Stock represented by your proxy received by the Corporation's transfer agent will be voted at the Meeting and at any adjournment or postponement of the Meeting.

***How do I vote my shares in the Corporation's retirement plan?***

If you participate in the Corporation's retirement plan, the proxy card you receive will also include Common Stock allocated to your account. Properly completed and signed proxy cards will serve to instruct the plan trustee on how to vote any shares allocated to your account and a portion of all shares as to which no instructions have been received (the "undirected shares") from plan participants. The proportion of the undirected shares to which your instructions will apply will be equal to the proportion of the shares to which the trustee receives instructions represented by your shares.

***How is the Corporation soliciting proxies?***

The Corporation bears the cost of preparing, assembling and mailing the proxy material related to the solicitation of proxies by and on behalf of the Board for the Meeting. In addition to the use of the mails, certain of the Corporation's officers may, without additional compensation, solicit proxies in person, by telephone or through other means of communication.

### *Is my vote confidential?*

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Corporation or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the vote; and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy cards, which are then forwarded to the Corporation's management.

### *How do I get to the Meeting location?*

The Meeting is being held at the Holiday Inn, 2915 North Highway 61, Muscatine, Iowa. If driving to the Meeting from the Quad City International Airport, from the main exit traffic light go straight onto I-74 to I-280, turn right (cloverleaf) onto I-280 West, drive approximately 10-12 miles crossing the Mississippi River Bridge, take the second exit in Iowa (Exit 6 – Muscatine), at the traffic light turn left (west) onto Highway 61 South, continue approximately 22 miles to Muscatine, Holiday Inn is on the right. If driving to the Meeting on I-80, take Exit 271 (Highway 38 South), drive approximately 12 miles to Highway 61, turn left (east) at the traffic light, Holiday Inn is one block on the left.


To I-80/
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61
38
FRONTAGE RD
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2915 N. Hwy. 61
Muscatine, Iowa
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CORPORATE
JODY DR
JEFF DR
JILL DR
AVE
COVENTRY LN

### *Who will serve as inspector of elections?*

The inspector of elections will be a representative of the Corporation's transfer agent, Computershare Investor Services LLC.

### *What should I do if I receive more than one set of voting materials?*

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares in "street name." If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

The Securities and Exchange Commission (the "SEC") has adopted rules that allow us to deliver a single annual report and/or proxy statement to any household at which two or more shareholders reside, whom the Corporation believes to be members of the same family. If you have not previously consented to participate in this program and wish to receive only one copy of future annual reports and/or proxy statements, please write to the Corporation's transfer agent at Computershare Investor Services LLC, Attention: Proxy Unit, P.O. Box 1878, Chicago, Illinois 60690-1878. Your consent to receive only one copy of the annual report and/or proxy statement will remain in effect until the Corporation's transfer agent receives a written revocation notice from you, in which case the Corporation will begin sending individual copies within thirty days thereof. The Corporation will continue to separately mail a proxy card for each registered shareholder account. The Corporation will promptly deliver separate copies of its annual report and/or proxy statement upon request. Shareholders may request such separate copies by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761 or calling the Corporation's Assistant Corporate Secretary at 563/272-7590.

*Where can I find the voting results of the Meeting?*

The Corporation intends to announce preliminary voting results at the Meeting and publish final results in the Corporation's Quarterly Report on Form 10-Q for the second quarter of the Corporation's fiscal year ending January 3, 2009 ("Fiscal 2008").

**IMPORTANT NOTICE REGARDING THE AVAILIABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 6, 2008**

*The 2008 Proxy Statement and annual report to security holders are available at www.hnicorp.com.*

The Corporation provides its annual reports, notices to shareholders of the annual meetings and proxy statements over the Internet. If you wish to give your consent to access such documents in the future over the Internet, please check the box in the CONSENT section on your proxy card. These documents will be available on or about March 19, 2008, on the Corporation's website at www.hnicorp.com, under "*Investor Information—Annual & Quarterly Reports*" and "*Investor Information—Proxy Report*." Once you give your consent, it will remain in effect until you notify the Corporation that you wish to resume mail delivery of the annual reports and proxy statements. Even though you give your consent, you still have the right at any time to request copies of these documents at no charge.

## *PROPOSAL NO. 1 – ELECTION OF DIRECTORS*

The Corporation's By-laws (the "By-laws") provide for thirteen Directors. The Board currently consists of thirteen Directors. Twelve of the thirteen Directors are independent Directors as further discussed on page 6 of this Proxy Statement under "*Information Regarding the Board – Director Independence*." Stan A. Askren, Chairman, President and Chief Executive Officer, is the only Director currently employed by the Corporation and is not independent under the NYSE listing standards pertaining to director independence or the Corporation's categorical independence standards for Directors (the "Categorical Standards").

The Board is divided into three classes. One class is elected each year for a term of three years. Four directors will be elected at the Meeting to serve for a three-year term expiring at the Corporation's 2011 annual meeting of shareholders.

**Nominees for Election**

The Board is nominating for election at the Meeting each of Miguel M. Calado, Cheryl A. Francis, Larry B. Porcellato and Brian E. Stern for a term of three years (collectively, the "Nominees"). The Nominees elected as Directors at the Meeting will hold office for such term or until their respective successors are elected and qualify, subject to their prior death, resignation or removal.

Ms. Francis and Messrs. Calado, Porcellato and Stern were most recently elected as Directors at the 2005 annual meeting of shareholders. Biographical information about each of the Nominees follows.

**Miguel M. Calado**, age 52, has been a Director of the Corporation since 2004. Mr. Calado has been a Director and the Chief Financial Officer of Hovione SA, an international fine chemicals company with manufacturing facilities and offices in the USA, Europe and Asia, since 2006. Mr. Calado has also been an advising partner of The Trion Group, a strategic management consulting group based in Dallas, Texas, since 2006 and President of GAMCAL, LLC, an investment company, since 2006. Previously, from 1998 to 2005, he was the Executive Vice President and President, International of Dean Foods Company, a processor and distributor of dairy, soy and specialty foods. Mr. Calado also serves as a member of the Advisory Board for the Business School of Catholic University of Portugal.

**Cheryl A. Francis**, age 54, has been a Director of the Corporation since 1999. Ms. Francis has been an independent business and financial advisor since 2000 and the Vice Chairman of the Corporate Leadership Center, a not-for-profit organization focused on developing tomorrow's business leaders, since 2002. Ms. Francis is a director of Hewitt Associates Inc. and Morningstar, Inc.

**Larry B. Porcellato**, age 49, has been a Director of the Corporation since 2004. Mr. Porcellato has been an independent business consultant since February 2007. From 2002 through January 2007, Mr. Porcellato was the Chief Executive Officer of

ICI Paints North America, a manufacturer and distributor of decorative coatings and a subsidiary of Imperial Chemical Industries PLC.

**Brian E. Stern**, age 60, has been a Director of the Corporation since 1998. Mr. Stern has been a director of Starboard Capital Partners, LLC, a financial sponsor that initiates, finances and partners with management and private equity investors in the acquisition of companies, since July 2007. Previously, from 2004 to June 2007, he was the Senior Vice President, Xerox, Fuji Xerox Operations of Xerox Corporation, a developer, marketer, manufacturer, financier and servicer of document processing products and services; and, from 2001 to 2004, he was the President, Xerox Supplies Business Group of Xerox Corporation.

We have no reason to believe that any of the Nominees listed above will be unavailable to serve if elected. However, if any one of them becomes unavailable, the persons named as proxies in the accompanying proxy card have discretionary authority to vote for a substitute chosen by the Board. Any vacancies not filled at the Meeting may be filled by the Board.

## Incumbent Directors

Messrs. Askren, Christensen, Scalzo and Waters comprise a class of Directors whose term will expire at the Corporation's 2009 annual meeting of shareholders. Biographical information about each of these Directors follows.

**Stan A. Askren**, age 47, has been a Director of the Corporation since 2003. Mr. Askren has also been the Chairman and Chief Executive Officer of the Corporation since 2004 and the President of the Corporation since 2003. Prior to that, he was an Executive Vice President of the Corporation from 2001 to 2003 and President of Allsteel Inc. from 1999 to 2003.

**Gary M. Christensen**, age 64, has been a Director of the Corporation since 2000 and the Lead Director of the Board since 2005. Mr. Christensen has been active with Wind Point Partners in private equity investment since 2002. Mr. Christensen is a director of United Subcontractors, Inc.

**Joseph E. Scalzo**, age 49, has been a Director of the Corporation since 2003. Mr. Scalzo has been the President and Chief Executive Officer of WhiteWave and Morningstar Foods Companies, manufacturers of premium food products, since the beginning of 2008 and, from 2005 to 2008, President and Chief Executive Officer of WhiteWave Food Company. Previously, from 2004 to 2005, he was the Group President, Personal Care and Global Value Chain and, from 2001 to 2004, he served as President, Global Personal Care Products, and as a Vice President of The Gillette Company, a marketer and manufacturer of personal care and use products.

**Ronald V. Waters, III**, age 55, has been a Director of the Corporation since 2002. Mr. Waters has been a Director and the President and Chief Operating Officer of LoJack Corporation, a premier worldwide marketer of wireless tracking and recovery systems for valuable mobile assets and a leader in global stolen vehicle recovery, since February 2007. Previously, from 2004 to 2006, Mr. Waters was the Chief Operating Officer of Wm. Wrigley Jr. Company, a leader in the confectionery industry and the world's largest manufacturer and marketer of gum. From 1999 to 2004, he was the Senior Vice President and Chief Financial Officer of Wm. Wrigley Jr. Company.

Ms. Bell, Ms. Smith and Messrs. Halbrook, Jenkins and Martin comprise a class of Directors whose term will expire at the Corporation's 2010 annual meeting of shareholders. The following is the biographical information about each of these Directors.

**Mary H. Bell**, age 47, has been a Director of the Corporation since 2006. Ms. Bell has been Vice President, Building Construction Products Division of Caterpillar Inc., the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines, since 2007. Previously, from 2004 to 2007, Ms. Bell was a Vice President of Caterpillar Inc. and Chairman and President of Caterpillar Logistics Services, Inc., a wholly owned subsidiary of Caterpillar Inc. From 2002 to 2004, Ms. Bell was the General Manager of Caterpillar Distribution Services, Logistics Division.

**John A. Halbrook,** age 62, has been a Director of the Corporation since 2004. Mr. Halbrook has been the Chairman of Woodward Governor Company, a designer, manufacturer, marketer and service provider of energy control solutions for aircraft engines, industrial engines and turbines, power generation and process automation equipment, since 1995. From 1995 to 2005, he was also the Chairman and Chief Executive Officer of Woodward Governor Company. Mr. Halbrook is a director of Amcore Financial Inc.

**James R. Jenkins**, age 62, has been a Director of the Corporation since 2005.  Mr. Jenkins has been the Senior Vice President and General Counsel of Deere & Company (John Deere), the world's leading manufacturer of agricultural and forestry equipment and a major manufacturer of equipment for use in construction and lawn and turf care, since 2000.

**Dennis J. Martin**, age 57, has been a Director of the Corporation since 2000.  Mr. Martin has been an independent business consultant since 2005.  Previously, from 2001 to 2005, he was the Chairman, President and Chief Executive Officer of General Binding Corporation, a manufacturer and marketer of binding and laminating office equipment.  Mr. Martin is a director of Coleman Cable, Inc.

**Abbie J. Smith**, age 54, has been a Director of the Corporation since 2000.  Ms. Smith has been a Chaired Professor of the University of Chicago's Graduate School of Business, a national leader in higher education and research, since 1999.  Ms. Smith is a director of DFA Investment Dimensions Group, Inc., Dimensional Investment Group Inc. and Ryder System, Inc.

**Required Vote**

Approval of the election of the Nominees as Directors requires the affirmative vote of the holders of a majority of the Outstanding Shares entitled to vote at the Meeting.

**Recommendation of the Board**

> ***THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES AS DIRECTORS.***

## INFORMATION REGARDING THE BOARD

**Director Independence**

For purposes of determining director independence, the Corporation is subject to the NYSE listing standards pertaining to director independence as currently in effect and as they may be changed from time to time and the Categorical Standards.

Pursuant to the NYSE listing standards, no Director qualifies as "independent" unless the Board affirmatively determines that the Director has no material relationship with the Corporation or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation or any of its subsidiaries).  In addition, a Director is not independent under the NYSE listing standards if:  (i) the Director is, or has been within the last three years, a member (i.e., employee) of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation; (ii) the Director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); (iii) (A) the Director or an immediate family member is a current partner of a firm that is the Corporation's internal or external auditor; (B) the Director is a current employee of such a firm; (C) the Director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the Director or an immediate family member was, within the last three years (but is no longer), a partner or employee of such a firm and personally worked on the Corporation's audit within that time; (iv) the Director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers at the same time serves or served on that company's compensation committee; or (v) the Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2 percent of such other company's consolidated gross revenues.

In addition to the NYSE listing standards pertaining to director independence set forth above, the Corporation adopted the Categorical Standards, which are available on the Corporation's website at www.hnicorp.com.  Under the Categorical Standards, the following relationships will not, in and of themselves, be considered material relationships, unless otherwise expressly provided for with respect to a particular interest or relationship, under the NYSE listing standards:  (i) contributions or payments (including the provision of goods and services) by the Corporation to a charitable organization (including a foundation), a university or other not-for-profit organization in which a Director or a Director's immediate family member is a director, trustee, officer or employee, unless the contribution or payment (excluding matching gifts) was: (A) made to an entity for which the Director or the Director's spouse currently serves as a director, trustee or officer and he or she served in such position at the time of the contribution or payment; (B) made within the three fiscal years preceding the date of any determination; and (C) in an amount exceeding the greater of $1,000,000 or two percent of the charitable organization's aggregate annual charitable receipts during the organization's last completed fiscal year prior to the date of the contribution or payment; and (ii) other business relationships between a Director or a Director's immediate family member and the Corporation, such as a purchase by the Corporation of products or services, including consulting, legal or financial advisory services, unless: (A) the Director or the Director's spouse is a partner, officer or 10 percent owner of a company or firm providing such products or services, and he or she held such position at any time within the 12 months preceding the date of any determination; (B) the products or services were provided within the three fiscal years preceding the date of any determination; and (C) the products or services provided during any 12-month period were in an aggregate amount exceeding the greater of $1,000,000 or 1 percent of such company's or firm's consolidated gross revenues for its last completed fiscal year. The Categorical Standards in clause (ii) above do not include business relationships with the Corporation's internal or external auditors that are covered by the criteria set forth above and the NYSE listing standards.

Under the HNI Corporation Corporate Governance Guidelines (the "Governance Guidelines"), at least three-fourths of its Directors must meet the NYSE listing standards pertaining to director independence and the Categorical Standards. The Board has determined that each of the current non-management Directors, including Mary H. Bell, Gary M. Christensen, John A. Halbrook, James R. Jenkins, Dennis J. Martin, Joseph E. Scalzo, Abbie J. Smith, Ronald V. Waters, III (each of whom are current members of the Board), Miguel M. Calado, Cheryl A. Francis, Larry B. Porcellato and Brian E. Stern (each of whom are current members of the Board standing for re-election) and each of the current members of the Audit Committee, the Human Resources and Compensation Committee and the Public Policy and Corporate Governance Committee, has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation) and is independent under the NYSE listing standards and the Categorical Standards.

Mr. Askren does not meet such independence standards because he is the Chairman, President and Chief Executive Officer of the Corporation and is a member of the Corporation.

**Board Committees**

The Board has three standing committees, the Audit Committee, the Human Resources and Compensation Committee and the Public Policy and Corporate Governance Committee. The Public Policy and Corporate Governance Committee fulfills the role of a nominating committee. Each committee operates under a written charter, which has been approved by the Board. The Board reviews each committee charter at least annually. Current copies of the committees' charters can be found on the Corporation's website at www.hnicorp.com, under "*Corporate Governance – Committee Charters.*" Shareholders may request a paper copy of the Board's committees' charters by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761. Each Director attended at least 75 percent of the total number of committee meetings for the committees on which such Director served that were held during the fiscal year ended December 29, 2007 ("Fiscal 2007").

*Audit Committee.* The Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"), consists of four independent Directors: Ronald V. Waters, III, Chair, Miguel M. Calado, James R. Jenkins and Joseph E. Scalzo. The Board has determined that each Audit Committee member is "independent" as independence for audit committee members is defined by NYSE listing standards pertaining to director independence, in Exchange Act Rule 10A-3(b)(1) and under the Categorical Standards. The Board has determined that all members of the Audit Committee are financially literate pursuant to NYSE listing standards. The Board has also determined that Messrs. Waters and Calado are each an "audit committee financial expert," as defined by Item 407(d)(5) of Regulation S-K under the Exchange Act. In accordance with the Audit Committee Charter, none of the Audit Committee members serve simultaneously on audit committees of more than three public companies. The Audit Committee met eight times during Fiscal 2007. The Audit Committee appoints the Corporation's independent registered public accountant and reviews the independent registered public accountant's performance, independence, fees and audit plans. The Audit Committee also reviews the annual and quarterly financial statements; internal audit staffing, plans and reports; nonaudit services provided by the independent registered public accountant; the Corporation's insurance coverage; and any other financial matters as directed by the Board.

*Human Resources and Compensation Committee.* The Human Resources and Compensation Committee (the "Compensation Committee") is comprised of Abbie J. Smith, Chair, Gary M. Christensen, John A. Halbrook and Larry B. Porcellato. Each member of the Compensation Committee is an independent director as that term is defined by the NYSE listing standards pertaining to director independence and under the Categorical Standards. The Compensation Committee met four times during

Fiscal 2007.  The Compensation Committee reviews executive compensation, executive succession planning, benefit programs for all members, management's recommendations on election of officers and human resources development and oversees the evaluation of the Chief Executive Officer by the Board.

***Public Policy and Corporate Governance Committee.***  The Public Policy and Corporate Governance Committee (the "Governance Committee") consists of Dennis J. Martin, Chair, Mary H. Bell, Cheryl A. Francis and Brian E. Stern.  Each member of the Governance Committee is an independent director as that term is defined by the NYSE listing standards pertaining to director independence and under the Categorical Standards.  The Governance Committee met four times during Fiscal 2007.  The Governance Committee serves as the nominating committee and identifies individuals qualified to serve as Directors of the Corporation consistent with criteria approved by the Board; recommends director nominees to the Board for the next annual meeting of shareholders; develops and recommends to the Board corporate governance principles applicable to the Corporation; and oversees the Corporation's finance policy, capital structure and the evaluation of the Board and the Corporation by the Directors.

## Director Nominations

The Board has adopted guidelines for identifying and evaluating candidates for Director.  Under those guidelines, the Governance Committee takes into account a number of factors when identifying potential nominees, including:  possession of the desired skills, experience and abilities identified by the Governance Committee; ability to communicate ideas and contribute to Board deliberations; independence from management; diversity; judgment, skill, integrity and reputation; existing commitments to other businesses; potential conflicts of interest with other pursuits; and legal restraints.  The Governance Committee may use a variety of means to identify potential nominees, including recommendations from the Chairman, Directors or others associated with the Corporation.  The Governance Committee may also retain third-party search firms to identify potential nominees based on the Corporation's established criteria for director candidates discussed above.  The Governance Committee then screens the potential candidates and eventually recommends suitable candidates to the Board for nomination.

The Governance Committee will consider candidates for Director recommended by shareholders by applying the criteria for candidates described above and considering the following additional information.  Shareholders wishing to recommend a candidate for Director should write to the Corporation's Corporate Secretary before October 1, 2008, and include the following information:  a statement that the writer is a shareholder and is recommending a candidate for Director; the name of and contact information for the candidate; a statement of the candidate's business and educational experience; information about each of the factors listed above, sufficient to enable the Governance Committee to evaluate the candidate; a statement detailing any relationship between the candidate and any customer, supplier or competitor of the Corporation; detailed information about any relationship or understanding between the writer or any other shareholder and the candidate; a statement whether such person, if elected, intends to tender, promptly following such person's election or re-election, an irrevocable resignation that is effective 90 days after the date of the certification of the election results upon such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election; and a statement that the candidate is willing to be considered and will serve as a Director if nominated and elected.

The Corporation does not have any minimum qualifications for Director nominees.  However, the Board believes that it should be comprised of Directors with varied and complimentary backgrounds.  Directors should also possess the highest personal and professional integrity and ethics and be willing and able to devote the required time to the Corporation.

## Processes and Procedures for the Consideration and Determination of Director Compensation by Governance Committee

The Governance Committee is responsible for annually reviewing the compensation paid to Directors for service on the Board and for recommending changes to such compensation to the Board, if appropriate.  The Board is responsible for approving Director compensation annually based on recommendations of the Governance Committee.  Neither the Governance Committee nor the Board delegates its authority with respect to Director compensation to any other person or group.  However, the Corporation's management may, at the request of the Governance Committee, assist the Governance Committee in its annual review of Director compensation, which may include recommending changes to such compensation.  Although it has not done so recently, the Governance Committee has authority to retain and terminate any consultant to assist in the evaluation of the compensation and benefits for Directors and to approve the consultant's fees and other retention terms.

**Processes and Procedures for the Consideration and Determination of Executive Compensation by Compensation Committee**

The Compensation Committee is responsible for developing and implementing, subject to Board approval, the Corporation's compensation policies and programs for the Chairman and Chief Executive Officer and other senior executives as further discussed throughout the Compensation Discussion and Analysis (the "CD&A") which begins on page 14 of this Proxy Statement.  With regard to senior executives, the Compensation Committee reviews management's recommendation, assesses the compensation of such senior executives and, in Fiscal 2007, recommended for approval to the Board compensation and benefit levels consistent with the Corporation's compensation philosophy and necessary to attract and retain senior executives. For Fiscal 2007, this included determining the following for recommendation to the Board:

- Total compensation and benefit levels for senior executives who report to the Chairman, President and Chief Executive Officer;
- Participants in and target and aggregate award levels for the HNI Corporation Executive Bonus Plan (the "Bonus Plan"); and
- Participants in and awards for the HNI Corporation 1995 Stock-Based Compensation Plan (the "1995 Compensation Plan"), the HNI Corporation Long-Term Performance Plan (the "Performance Plan") and the HNI Corporation ERISA Supplemental Retirement Plan (the "ESRP").

The Compensation Committee also reviews and approves the salaries for other executive officers of the Corporation who are subject to Section 16 of the Exchange Act and who do not report directly to the Chairman, President and Chief Executive Officer.

Beginning in Fiscal 2008, the Compensation Committee will directly approve the compensation and benefit levels for each senior executive, other than the Chairman and Chief Executive Officer, as described above, except with respect to stock option awards under the HNI Corporation 2007 Stock-Based Compensation Plan (the "2007 Compensation Plan"), which upon shareholder approval in May 2007, replaced the 1995 Compensation Plan, without the need for approval or ratification by the Board.

With regard to the Chairman and Chief Executive Officer, at least annually the Compensation Committee, together with the other independent Directors, evaluates the performance of, and sets the compensation for, such position(s) as follows:

- Determines total compensation and benefit levels for the Chairman and Chief Executive Officer;
- Reviews and approves corporate goals and objectives relevant to Chairman and Chief Executive Officer compensation;
- Evaluates the Chairman and Chief Executive Officer's performance in light of such goals and objectives and, together with other independent Directors, determines and approves the Chairman and Chief Executive Officer's compensation level based on this evaluation;
- Reviews the Chairman and Chief Executive Officer's performance evaluation form for appropriateness;
- Issues the Chairman and Chief Executive Officer performance evaluation form to all independent Directors;
- Compiles and reviews the Chairman and Chief Executive Officer performance evaluation results;
- Reviews the Chairman and Chief Executive Officer performance evaluation results with the Board for additional comment; and
- Chair of Compensation Committee reviews the Board's evaluation results of the Chief Executive Officer's performance with the Chairman and Chief Executive Officer.

In determining the long-term incentive component of Chairman and Chief Executive Officer compensation, the Compensation Committee, together with the other independent Directors, considers the Corporation's performance and shareholder return, the value of similar incentive awards granted to chairmen and chief executive officers in the marketplace and the awards granted to the Corporation's Chairman and Chief Executive Officer in past years.  The Corporation uses the Compensation Analysis (as described below under "*Annual Incentives*" on page 16 of this Proxy Statement) to evaluate the competitiveness of the long-term incentive component of the Chairman and Chief Executive Officer's compensation.

For additional details regarding the process and procedures followed by the Compensation Committee in establishing the Corporation's compensation policies and programs for the Chairman and Chief Executive Officer and other senior executives, including the use of compensation consultants, see "*The Role of the Compensation Committee and Independent Consultant*" on page 26 of this Proxy Statement and the Compensation Committee's Charter, which is posted on the Corporation's website at www.hnicorp.com, under "*Corporate Governance – Committee Charters.*"

## Board Meetings

The Board held four regular meetings and no special meetings during Fiscal 2007. All Directors attended 100 percent of the total number of meetings of the Board.

In accordance with NYSE listing standards regarding corporate governance, the Corporation's non-management Directors meet at regularly scheduled executive sessions without management present. Mr. Christensen, Lead Director, presides at these executive sessions. The Corporation's non-management Directors met four times during Fiscal 2007.

## Director Attendance at Annual Meetings of Shareholders

All Directors are encouraged to attend annual meetings of shareholders when possible. Directors may attend either in person or by telephone. Last year each Director, except Mr. Waters, attended the 2007 annual meeting of shareholders in person.

## Shareholder Communications with the Board

Shareholders and interested parties may communicate with the Lead Director, the Chair of the Governance Committee and the Vice President, General Counsel and Secretary, or with the Corporation's non-management Directors as a group, by sending an email to "BoardOfDirectors@hnicorp.com" or by writing to Lead Director, Chair of the Governance Committee, Vice President, General Counsel and Secretary or Non-Management Directors at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761, Attention: Corporate Secretary. All communications received will be opened by the office of the Corporate Secretary for the sole purpose of determining whether the contents are a message to the Directors. Any communications that are not in the nature of advertising or promotions of a product or service will be promptly forwarded to the appropriate party.

## *PROPOSAL NO. 2 —* RATIFICATION OF AUDIT COMMITTEE'S SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR FISCAL 2008

The Audit Committee has selected PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for Fiscal 2008.

The Board proposes that the shareholders ratify the selection by the Audit Committee of PricewaterhouseCoopers LLP to serve as the Corporation's independent registered public accountant for Fiscal 2008. Pursuant to the Sarbanes-Oxley Act of 2002 and regulations promulgated by the SEC thereunder, the Audit Committee is directly responsible for the appointment of the independent registered public accountant. Although shareholder ratification of the Audit Committee's selection of the independent registered public accountant is not required by the By-laws or otherwise, the Corporation is submitting the selection of PricewaterhouseCoopers LLP to its shareholders for ratification to permit shareholders to participate in this important decision. If the shareholders fail to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for Fiscal 2008 at the Meeting, the Audit Committee will reconsider the selection, although the Audit Committee will not be required to select a different independent registered public accountant. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, have an opportunity to make a statement if they so desire and be available to respond to appropriate questions.

## Recommendation of the Board

**THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT.**

# AUDIT COMMITTEE REPORT

The Board has adopted a written charter for the Corporation's Audit Committee. A current copy of the charter is available on the Corporation's website at www.hnicorp.com, under "*Corporate Governance – Committee Charters.*" The primary functions of the Audit Committee are set forth in its charter and on page 7 of this Proxy Statement under "*Board Committees.*"

All members of the Audit Committee are independent as defined in Section 303A.02 of the NYSE Listed Company Manual, Exchange Act Rule 10A-3(b)(1) and the Categorical Standards.

Management has represented to the Audit Committee that the Corporation's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers LLP, the Corporation's independent registered public accountant. Management has also represented that it has assessed the effectiveness of the Corporation's internal control over financial reporting as of December 29, 2007, and has determined that, as of that date, the Corporation maintained effective internal control over financial reporting. The Audit Committee has reviewed and discussed with management and the Corporation's independent registered public accountant this assessment of internal control over financial reporting. The Audit Committee has also discussed with the Corporation's independent registered public accountant its evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed any items required to be communicated to it by the Corporation's independent registered public accountant in accordance with regulations promulgated by the SEC and the Public Company Accounting Oversight Board and standards established by the American Institute of Certified Public Accountants and the Independence Standards Board, including, but not limited to, the matters required to be discussed by SAS 61, as amended (Codification of Statements on Auditing Standards, AU Section 380).

The Audit Committee received and reviewed the written disclosures and the letter from the Corporation's independent registered public accountant required by Independence Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and discussed with the Corporation's independent registered public accountant its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the financial statements referred to above be included in the Corporation's Annual Report on Form 10-K for the year ended December 29, 2007, for filing with the SEC.

**AUDIT COMMITTEE**
Ronald V. Waters, III, Chair
Miguel M. Calado
James R. Jenkins
Joseph E. Scalzo

# FEES INCURRED FOR PRICEWATERHOUSECOOPERS LLP

The following table sets forth the aggregate fees billed to the Corporation for the audit and other services provided by PricewaterhouseCoopers LLP for Fiscal 2007 and for the fiscal year ended December 30, 2006 ("Fiscal 2006"):

|  | **Fiscal 2007** | **Fiscal 2006** |
|---|---|---|
| Audit Fees (1) | $ 986,459 | $1,387,309 |
| Audit-Related Fees (2) | - | 26,685 |
| Tax Fees | - | - |
| All Other Fees | - | - |
| Total | $ 986,459 | $1,413,994 |

(1)    Audit fees represent fees for professional services provided in connection with the audit of the financial statements, review of quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2)    Audit-related fees consisted primarily of accounting consultations.

**Pre-Approval of Fees**

The Audit Committee has delegated to the Chair of the Audit Committee authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by the Corporation's independent registered public accountant and associated fees. The Chair must report any decisions to pre-approve such audit-related or non-audit related services and fees to the Audit Committee at its next regular meeting. The delegated approvals for Fiscal 2006 were within the 5 percent de minimis exception permitted by the Sarbanes-Oxley Act of 2002 and were recognized at the time of engagement as non-audit services.

## REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

The Corporation has adopted a written policy (the "Policy") for review of transactions between the Corporation (including the Corporation's subsidiaries) and its Directors, executive officers and other related persons. The transactions subject to the Policy include any transaction, arrangement or relationship (including charitable contributions and including any series of similar transactions, arrangements or relationships) with the Corporation in which any Director, executive officer or other related person has a direct or indirect material interest except:

- Transactions available to all members generally;
- Transactions involving less than $100,000 when aggregated with all similar transactions;
- Transactions involving compensation or indemnification of executive officers and Directors duly authorized by the appropriate Board committee;
- Transactions involving reimbursement for routine expenses in accordance with Corporation policy; and
- Purchases of any products on the same terms available to all members generally.

The Corporation's Office of the General Counsel (the "General Counsel") performs the initial review of all transactions subject to the Policy. Factors to be considered by the General Counsel in reviewing the transaction include:

- Whether the transaction is in conformity with the Corporation's Integrity Manual (i.e., Code of Business Conduct and Ethics), the Governance Guidelines, the By-laws and other related policies, including Outside Business Activities of Officers and Managers, Outside Directorships of Officers and Conflicts of Interest, and is in the best interests of the Corporation;
- Whether the transaction would be in the ordinary course of the Corporation's business;
- Whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party;
- The disclosure standards set forth in Item 404 of Regulation S-K under the Exchange Act or any similar provision; and
- Whether the transaction could call into question the status of any Director or Director nominee as an independent director under the NYSE listing standards pertaining to director independence and the Categorical Standards.

After reviewing the terms of the proposed transaction and taking into account the factors set forth above, the General Counsel will either:

- Approve the transaction if it is to be entered into in the ordinary course of the Corporation's business, is for an aggregate amount of $120,000 or less and is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party;
- Disallow the transaction if it is not in the best interests of the Corporation;
- Recommend that the Audit Committee review the transaction in advance; or
- Allow the transaction, subject to ratification by the Audit Committee, but only if the interests of the Corporation will be best served by allowing the transaction to proceed.

At each regularly scheduled Audit Committee meeting, the General Counsel shall report each known transaction to be entered into by the Corporation and to be considered by the Audit Committee, including the proposed aggregate value of each transaction and any other relevant information. After review, the Audit Committee shall approve, ratify or disallow each such transaction in accordance with the guidelines set forth above.

For purposes of the Policy, an "executive officer" is an executive officer of the Corporation subject to Section 16 of the Exchange Act.

For purposes of the Policy, a "related person" is:

- An executive officer, Director or Director nominee of the Corporation;
- A person who is an immediate family member (including a person's spouse, parents, stepparents, children, stepchildren, siblings, fathers and mothers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than members) who share such person's home) of an executive officer, Director or Director nominee;
- A shareholder owning in excess of 5 percent of the Corporation's voting securities (or its controlled affiliates), or an immediate family member of such 5 percent shareholder; or
- An entity which is owned or controlled by a related person or an entity in which a related person has a substantial ownership interest.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Terrence L. and Loretta B. Mealy (collectively, "Mealy"), who beneficially own more than 5 percent of Common Stock, own two properties in Muscatine, Iowa indirectly through three separate companies controlled by Mealy (collectively, the "Mealy Entities"), portions of which are leased to one of the Corporation's subsidiaries pursuant to separate leases. The approximate amount the Corporation paid to the Mealy Entities in Fiscal 2007 under such leases was $325,758. The Corporation's subsidiary has leased space at one of the two properties in question since at least 2000 pursuant to a month-to-month lease and leased additional space at the same property pursuant to three separate leases – one entered into in June 2006 which expired in May 2007 but continued on a month-to-month basis until August 2007 and two entered into in September 2007. The same subsidiary has leased space at the other property in question since at least 2006 pursuant to a month-to-month lease.

In March 2007, one of the Corporation's subsidiaries entered into a multi-year office furniture purchase agreement with Dean Foods Company ("Dean Foods"), pursuant to which Dean Foods purchased approximately $1.1 million of office furniture in 2007. Dean Foods is the parent company of WhiteWave and Morningstar Foods Companies ("WhiteWave"), and Joseph E. Scalzo, a Director of the Corporation, is the President and Chief Executive Officer of WhiteWave. Mr. Scalzo was not involved with and did not have any interest in this transaction. The Corporation did not become aware of the related party implications of the agreement with Dean Foods until after the agreement was negotiated and signed. At that time, the Corporation's General Counsel approved the transaction and informed the Audit Committee in accordance with the Policy.

## CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation maintains a Code of Business Conduct and Ethics (the "Ethics Code") as part of its corporate compliance program. The Ethics Code applies to all Directors and members, including the Corporation's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Ethics Code is available on the Corporation's website at www.hnicorp.com, under "*Corporate Governance—Code of Conduct*." The Corporation intends to disclose amendments to or waivers of the Ethics Code granted to the individual executive officers listed above and the Directors on the Corporation's website within four business days of such amendment or waiver. Shareholders may request a paper copy of the Ethics Code by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761.

## CORPORATE GOVERNANCE GUIDELINES

The Governance Guidelines are available on the Corporation's website at www.hnicorp.com, under "*Corporate Governance—Governance Guidelines*." Shareholders may request a paper copy of the Governance Guidelines by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761.

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis

### Overview of Objectives

Our executive compensation program has a pay-for-performance philosophy that aligns the interests of executives with those of our shareholders.  The program is designed to support annual and long-term business goals by rewarding our executives for creating aggressive profitable growth and long-term value for shareholders.

The objectives of our executive compensation program are to:

- attract, motivate and retain highly qualified executives;
- link total compensation to both individual performance and the performance of the Corporation or relevant operating unit or operating segment;
- appropriately balance incentives for short-term and long-term performance; and
- align executive and shareholder interests by including equity as a component of total compensation.

### Elements of Compensation Program

Our executive compensation program includes three key elements:  base salary, annual incentive compensation under the Bonus Plan and long-term incentive compensation under the Performance Plan and the 2007 Compensation Plan.  We believe that total compensation is the key factor in determining the level of compensation for our executives and, using the market compensation survey reports described below, we consider all three elements of executive compensation in determining the amounts for each individual element.

Our executive compensation strategy is to target total compensation, including base salary, short-term or annual incentives and long-term incentives, at approximately 100 percent of the market median.  Our compensation strategy emphasizes pay for performance by setting base salary targets at 90 percent of the market median and allocating a greater portion of executive compensation to performance-based incentive compensation programs.

### Base Salary

Base salary is the basic element of our executive compensation program and the foundation for setting our incentive compensation target awards.  With the other independent Directors, the Compensation Committee evaluates and approves the base salary of the Corporation's Chairman, President and Chief Executive Officer (the "CEO").  During Fiscal 2007, the Compensation Committee recommended and the Board approved the base salaries of the Corporation's Chief Financial Officer (the "CFO"), and the three other most highly compensated executives.  In order to simplify and streamline Board and Compensation Committee responsibilities and functions pertaining to executive compensation, beginning in Fiscal 2008, the Compensation Committee alone will approve the base salary for the CFO and the three other most highly compensated executives.  Throughout the CD&A, the CEO, CFO and three other most highly compensated executives are referred to collectively as the "Named Executive Officers."

*Criteria for Determining Base Salary.*  We derive the base salary market median from the three market compensation survey reports discussed in further detail below.  As disclosed above, the Compensation Committee generally sets base salary targets at 90 percent of the market median.  In most cases, the Compensation Committee sets base salary for an executive between 80 and 120 percent of the below-market base salary target noted above resulting in a range of between 72 and 108 percent of the market median.  Based on individual circumstances, however, actual base salaries may be higher or lower.  For Fiscal 2007, the base salaries for each of the Named Executive Officers fell within the base salary range noted above.  The Compensation Committee uses the following factors in determining base salary, including when it considers setting base salary outside of the base salary range noted above:

- the duties, complexities and responsibilities of the position;
- salary levels of comparable positions both within and outside the Corporation which are based in part on the survey reports described below;
- potential for advancement;

- individual performance and competency; and
- the length and nature of a Named Executive Officer's experience.

The Compensation Committee annually reviews base salaries paid to the Corporation's executives using the following commercially available, broad-based, comparative market compensation survey reports developed by independent professional organizations (the "Survey Reports"):

- Towers Perrin Human Resources Services ("Towers Perrin") Compensation Data Bank – Executive Compensation Database – Single Regression Report;
- Mercer Human Resource Consulting ("Mercer") – US Mercer Benchmark Database – Executive Survey; and
- Watson Wyatt Data Services ("Watson Wyatt") – Comp Calculator – Top Management Compensation.

The Survey Reports made available by Towers Perrin, Mercer and Watson Wyatt cover a significant number of companies over a broad range of industries. A list of the companies participating in the Survey Reports is attached to this Proxy Statement as Appendix A.

For purposes of the Compensation Committee's review, management provides information that combines and averages market data from the Survey Reports to balance data outliers and increase reliability. No particular industry peer group is selected for competitive review because we compete for executives within industries other than the office furniture and hearth products industries. The Compensation Committee believes that the size of the business and scope of the executive officer's responsibility are the most important benchmarking factors for attracting and retaining executive officers. In establishing appropriate compensation targets for our executives, management correlates business revenue and compensation across various industries to compare executives with responsibilities of similar size and scope.

Based on the factors identified above and the data derived from the Survey Reports, the Board has typically increased the annual base salary for each of the Named Executive Officers at the Compensation Committee's annual review of each such officer's base salary. The Compensation Committee normally conducts annual base salary reviews at the Board meeting prior to the anniversary date of each officer's appointment. The Compensation Committee conducts the CEO's annual base salary review at the February Board meeting. At the February 2008 Board meeting, the CEO requested that he not be considered for a base salary increase at such time due to current economic uncertainty. The Compensation Committee honored his request.

*Fiscal 2007 Base Salary.* In Fiscal 2007, the Compensation Committee, after reviewing the criteria described above, set (1) base salary targets for each Named Executive Officer at 90 percent of the market median, which was derived from the Survey Reports as described above and (2) base salaries for each Named Executive Officer between 80 and 120 percent of the base salary target. The table below sets forth for each Named Executive Officer the following: annual base salary as of the last day of Fiscal 2007; market median annual base salary for comparable positions based on our review of the Survey Reports; annual base salary as a percentage of market median; annual base salary target (90 percent of market median annual base salary); and annual base salary as a percentage of target. The variations in annual base salary among each of the Named Executive Officers are based on their individual performance against the criteria for determining base salary set forth above.

| Named Executive Officer | Annual Base Salary ($)(1) | Market Median Annual Base Salary ($) | Percentage of Market Median (%) | Annual Base Salary Target ($) | Percentage of Annual Base Salary Target (%) |
|---|---|---|---|---|---|
| Stan A. Askren Chairman, President and Chief Executive Officer, HNI Corporation | 735,004 | 834,111 | 88 | 750,700 | 98 |
| Jerald K. Dittmer Vice President and Chief Financial Officer, HNI Corporation | 324,501 | 402,111 | 81 | 361,900 | 90 |
| Bradley D. Determan Executive Vice President, HNI Corporation President, Hearth & Home Technologies Inc. | 286,915 | 336,556 | 85 | 302,900 | 95 |

| Named Executive Officer | Annual Base Salary ($)(1) | Market Median Annual Base Salary ($) | Percentage of Market Median (%) | Annual Base Salary Target ($) | Percentage of Annual Base Salary Target (%) |
|---|---|---|---|---|---|
| Eric K. Jungbluth<br>Executive Vice President,<br>HNI Corporation<br>President, The HON Company | 357,502 | 384,889 | 93 | 346,400 | 103 |
| Marco V. Molinari<br>Executive Vice President,<br>HNI Corporation<br>President,<br>HNI International Inc. | 319,501 | 359,778 | 89 | 323,800 | 99 |

**Notes**

(1) This column sets forth the annual base salary for each of the Named Executive Officers as of the last day of Fiscal 2007, which amounts differ from those set forth in the salary column of the Summary Compensation Table for Fiscal 2007 and Fiscal 2006 (the "Summary Compensation Table"). The amounts set forth in the salary column of the Summary Compensation Table reflect the actual salary earned by each of the Named Executive Officers during Fiscal 2007. We typically increase the annual base salary for each of the Named Executive Officers once per year at the Board meeting prior to the anniversary date of their appointment and such increases are usually 10 percent or less. For example, on February 14, 2007, the Board increased Mr. Askren's annual base salary from $704,250 to $735,004, a 4.4 percent increase. Hence, for the first seven weeks of Fiscal 2007, Mr. Askren earned $95,415, and for the last 45 weeks of Fiscal 2007, Mr. Askren earned $636,062, for a total salary earned during Fiscal 2007 of $731,477.

## Annual Incentives

The Named Executive Officers are eligible for annual incentive compensation under the Bonus Plan, which was re-approved by shareholders at the 2005 annual meeting of shareholders. We use the Bonus Plan to motivate executives annually to achieve specific financial performance goals and individual strategic objectives. In Fiscal 2007, the Compensation Committee recommended and the Board approved the annual incentive targets under the Bonus Plan, set as a percent of base salary, for each of the Named Executive Officers. The CEO's 2007 annual incentive target is equal to 100 percent of the CEO's annual base salary as of the end of Fiscal 2007. The other Named Executive Officers have 2007 annual incentive targets ranging from 75 to 80 percent of their annual base salary as of the end of Fiscal 2007. The CEO's annual incentive target is a greater percentage of his base salary than the targets for the other Named Executive Officers because the CEO has the greatest potential impact on the Corporation's annual strategic objectives. In order to simplify and streamline Board and Compensation Committee responsibilities and functions pertaining to executive compensation, beginning in Fiscal 2008, the Compensation Committee will approve the annual incentive targets for each of the Named Executive Officers except the CEO, whose target will continue to be approved by the Board after recommendation by the Compensation Committee.

As noted above, our executive compensation strategy is to target total compensation, including base salary, short-term incentives and long-term incentives, at approximately 100 percent of the market median. The Compensation Committee believes that the market level of incentive compensation remains relatively consistent from year to year and, accordingly, retains an independent consultant every three to five years to conduct a thorough, competitive review and analysis of our total executive compensation program. Mercer, a national compensation consulting firm, most recently conducted this analysis in late 2004 (the "Compensation Analysis"), and the Compensation Committee utilized this analysis to establish annual and long-term incentive targets for the Named Executive Officers for 2005, 2006 and 2007. Management annually monitors the market level of annual and long-term incentive compensation using the Survey Reports and the same benchmarking approach as described above under "*Base Salary – Criteria for Determining Base Salary*" on page 14 of this Proxy Statement.

The Compensation Committee establishes or recommends to the Board for approval annual incentive targets under the Bonus Plan for each of the Named Executive Officers slightly above the market median for annual incentive compensation to offset the fact that base salary targets are set slightly below the market median, emphasize pay for performance and encourage the achievement of established financial performance goals and individual strategic objectives. The above-market annual incentive targets, after taking into account the below-market base salary targets, provide an opportunity for Named Executive Officers to earn market-competitive cash compensation. To achieve a payout at 100 percent of target, executives must achieve superior results relative to economic and competitive conditions.

The annual incentives are weighted 60 percent on attainment of the Corporation's (or one of the Corporation's particular operating unit's) annual financial performance goals and 40 percent on attainment of individual strategic objectives. We believe this weighting encourages the proper focus by the Named Executive Officers on both annual financial returns and individual contributions to the Corporation's strategic objectives.

*Financial Goals.* We believe financial performance goals create a strong and objective link between executive compensation and shareholder value creation. We use economic profit as the measurement for financial performance goal achievement because it promotes the simultaneous optimization of growth, earnings and capital efficiency. We define economic profit as after-tax operating profit less a capital charge for invested capital. We believe economic profit is the best indicator of long-term shareholder value creation and correlates well with long-term stock price appreciation because it accounts for the investment required to generate a return by including a capital charge on invested capital.

Each year, the Compensation Committee evaluates historical performance, peer performance, external macroeconomic forecasts, market performance expectations for the Corporation and industry peers and other relevant data to determine the reasonableness of all financial performance goals and maintain a strong alignment of pay and performance. In addition, management prepares an annual financial plan that the Board approves and the Compensation Committee utilizes to establish economic profit goals that the Board also approves. The economic profit goals are based on current strategic market conditions (e.g., downturn in the housing market, strong corporate earnings) and business opportunities (e.g., launch of new product line or integration of recently acquired business) factored into the annual financial plan.

The Compensation Committee ties the economic profit goals to a predetermined payout percentage set forth in an award matrix. Payout achievement percentages range between 0 and 200 percent of target based on economic profit achievement. As part of our compensation philosophy, the Compensation Committee establishes and, in 2007, established economic profit achievement representing a 100 percent payout level as an aggressive but achievable goal for the Corporation as a whole or any operating unit based on economic and competitive conditions at the time goals are established. If a threshold level of economic profit is not achieved, no payout is made with respect to the financial component of the annual incentive. A 50 percent payout level reflects threshold performance required to justify a payout, while a 200 percent payout level represents the maximum incentive for exceptional performance. We expect that (1) payout levels will be between 80 and 120 percent of target in most years and average approximately 100 percent of target over time and (2) failure to achieve a 50 percent payout level or achievement of a 200 percent payout level will occur infrequently.

The Board sets separate economic profit goals for the Corporation and each operating unit to align executives' interests with the financial performance of either the Corporation or their individual area of responsibility, which may be one or more individual operating units. The goals of the CEO and the CFO are linked to the overall economic profit of the Corporation. The goals of the other Named Executive Officers are linked to the economic profit of their specific areas of responsibility.

The financial component of the annual incentive awards for Messrs. Askren and Dittmer is based on achievement of the economic profit goal of the Corporation as a whole because both are executive officers of the Corporation and responsible for its overall economic performance. For Fiscal 2007, the economic profit goal for the Corporation as a whole was $57,891,000, and economic profit achievement was $65,198,000.

The financial component of Mr. Determan's annual incentive award is based on achievement of the economic profit goal of Hearth & Home Technologies Inc. ("HHT"), the Corporation's operating unit for which he is responsible (HHT is the only operating unit included in the Corporation's hearth products operating segment). The economic profit goal for HHT was $(2,502,000), and economic profit achievement was $(5,158,000).

The financial component of Mr. Jungbluth's annual incentive award is based on achievement of the economic profit goal of The HON Company ("HON"), the Corporation's operating unit for which he is responsible. The financial component of Mr. Molinari's annual incentive award is based on achievement of the economic profit goals of HNI International Inc. ("HNII"), the Corporation's operating unit for which he is responsible, and Lamex, the Corporation's Chinese subsidiary for which he is also responsible. In addition, the financial component of Mr. Molinari's annual incentive award is increased or decreased based on the level of Lamex sales (i.e., for a given level of economic profit achievement, the greater the level of Lamex sales, the greater the financial component of Mr. Molinari's annual incentive award). The Corporation considers the economic profit goals and achievements of HON, HNII and Lamex to be confidential.

As for all Named Executive Officers, the economic profit performance goals for Messrs. Jungbluth and Molinari require superior performance by such officers and their corresponding operating units and areas of responsibility. Nonetheless, because we expect superior performance on a consistent basis, the Corporation and its operating units expect to achieve the annual economic profit performance goals when such goals are established. Accordingly, we expect Messrs. Jungbluth and Molinari to achieve 100 percent of target over time on the financial incentive component of their respective annual incentive compensation award under the Bonus Plan.

The amount of the annual incentive attributable to financial performance goals for each of the Named Executive Officers is listed in the chart below. The chart also includes specific payouts and target percentages for each of the Named Executive Officers.

*Individual Strategic Objectives*. Each Named Executive Officer's individual strategic objectives are based on broad strategic objectives of the Corporation or a particular operating unit and are defined and measured within the calendar year. The independent Directors annually review and approve the CEO's individual strategic objectives. The CEO annually reviews and approves the individual strategic objectives of each of the other Named Executive Officers. Individual strategic objectives are designed to focus each Named Executive Officer on those matters having a significant impact on his individual area of responsibility. A summary of each Named Executive Officer's individual strategic objectives for 2007 is set forth below.

*Mr. Askren*. Mr. Askren's individual strategic objectives were to (1) strengthen the Corporation's market position by implementing growth initiatives, streamlining business process and product lines and executing an international expansion strategy and (2) enhance culture and capabilities by retaining and expanding a strong management team and improving diversity.

*Mr. Dittmer*. Mr. Dittmer's individual strategic objectives were to (1) reduce the Corporation's operating costs through corporate reporting capabilities and Rapid Continuous Improvement initiatives, (2) strengthen the Corporation's market position by providing effective finance and information technology services and managing long-term cash and capital structure and (3) enhance culture and capabilities by recruiting and developing the information technology and finance teams and improving diversity.

*Mr. Determan*. Mr. Determan's individual strategic objectives were to (1) strengthen the market position of the hearth products operating segment by increasing product sales and identifying market opportunities and (2) reduce operating costs by increasing total inventory turns and reducing OSHA recordables and lost-time injuries.

*Mr. Jungbluth*. Mr. Jungbluth's individual strategic objectives were to (1) strengthen the market position of HON through sales growth, market share and product development, (2) reduce operating costs through Rapid Continuous Improvement initiatives, enhanced productivity, inventory control and improved procurement efforts and (3) enhance HON's culture and capabilities by recruiting and retaining skill and talent and improving diversity.

*Mr. Molinari*. Mr. Molinari's individual strategic goals were to (1) strengthen the Corporation's international market position through product development and sourcing capabilities, (2) reduce international operating costs by Rapid Continuous Improvement initiatives and procurement processes and (3) enhance international culture and capabilities by improving depth of skill and talent and improving succession planning processes.

At year-end, each of the Named Executive Officers evaluates his performance against his individual strategic objectives. Next, the CEO, after reviewing these self-evaluations, recommends the achievement percentage for each of the other Named Executive Officers' individual strategic objectives for Compensation Committee approval, and the independent Directors, after reviewing the CEO's self-evaluation, determine the achievement percentage of the CEO's individual strategic objectives. Achievement percentages range from 0 to 125 percent. There is no threshold performance level for the individual strategic objective component of the annual incentive. The individual strategic objectives of each of the Named Executive Officers represent aggressive goals that are challenging to achieve. Historically, achievement of 100% is difficult and most achievement percentages have ranged between 75 and 95 percent, although future achievement percentages may vary from year to year. The amount of annual incentive attributable to individual strategic objectives for each of the Named Executive Officers is set forth in the chart below.

For each Named Executive Officer, achievement of individual strategic objectives accounts for 40 percent of the current year's annual incentive award under the Bonus Plan. If a Named Executive Officer fails to achieve an individual strategic objective, the portion (40 percent) of the Named Executive Officer's annual incentive award based solely on achievement of individual strategic objectives will be reduced. Moreover, the failure to achieve individual strategic objectives is considered, together with other factors discussed above under "*Base Salary*" on page 14 of this Proxy Statement, by the independent Directors or the Compensation Committee in establishing the officer's base salary for the following fiscal year. Due to the importance of each of the Named Executive Officers to the financial performance of the Corporation, the Compensation Committee also believes that a low level of achievement by a Named Executive Officer on his individual strategic objectives could, in some years, impact the Corporation's financial performance and decrease the portion (60 percent) of the officer's annual incentive award based solely on the Corporation's financial performance.

The chart below sets forth detailed information regarding the calculation of the annual incentive awards under the Bonus Plan for each of the Named Executive Officers for Fiscal 2007:

| Participant | 12/28/07 Annual Base Salary ($) | Target % of Annual Base Salary (%) | Annual Incentive Award Target ($) | Actual Annual Incentive Award Attributable to Financial Goals (Financial Performance Goal) ($) | Actual Annual Incentive Award Attributable to Strategic Objectives (Individual Strategic Objective) ($) | Annual Incentive Award Payout ($) |
|---|---|---|---|---|---|---|
| Stan A. Askren (1) | 735,004 | 100 | 735,004 | 599,764 | 279,296 | 879,060 |
| Jerald K. Dittmer | 324,501 | 75 | 243,376 | 198,594 | 87,616 | 286,210 |
| Bradley D. Determan | 286,915 | 75 | 215,186 | 107,163 | 77,467 | 184,630 |
| Eric K. Jungbluth (2) | 357,502 | 75 / 80 | 274,658 | 250,488 | 98,877 | 349,365 |
| Marco V. Molinari | 319,501 | 75 | 239,626 | 198,410 | 86,265 | 284,675 |

**Notes**

(1) The Compensation Committee honored Mr. Askren's request to receive approximately $222,058 of his annual incentive award under the Bonus Plan in the form of Common Stock.

(2) At the August 2007 Board meeting, the Compensation Committee approved the increase of Mr. Jungbluth's annual incentive award target from 75 to 80 percent of his annual base salary. The increase recognized Mr. Jungbluth's increased responsibilities and performance. The amount reflected in the annual incentive award target column for Mr. Jungbluth was prorated to reflect this mid-year increase.

The Compensation Committee recommends and the Board approves the payment of the CEO's annual incentive award under the Bonus Plan. The Compensation Committee approves the payment of the annual incentive awards for the other Named Executive Officers. The awards are paid in February following the fiscal year for which they are earned, subject to a participant's employment with the Corporation on the last day of the fiscal year for which an award is earned. The awards are paid in cash unless the executive requests and the Compensation Committee approves taking the payment or part of the payment in the form of Common Stock. All of the Named Executive Officers, except for the CEO, received 100 percent of their respective Fiscal 2007 annual incentive awards in cash. The Compensation Committee honored the CEO's request to receive approximately 25 percent of his Fiscal 2007 annual incentive award in the form of Common Stock.

## Long-Term Incentives

We design long-term incentives to focus executives on long-term value creation and to provide balance to the annual incentives. We provide long-term incentives through (1) annual Performance Plan awards with rolling three-year performance periods and (2) annual stock option grants to select executives, including all of the Named Executive Officers under the 2007 Compensation Plan or the 1995 Compensation Plan. As discussed below, we believe the two types of long-term incentives provide a balance between emphasizing financial performance (the Performance Plan) and stock price performance (stock options). We generally set targeted long-term incentive compensation for each of the Named Executive Officers at the market median consistent with our executive compensation strategy noted above.

For Fiscal 2007, the Board granted all incentive awards under the Performance Plan, whether in the form of cash or stock, in February 2008 (the year following the end of the fiscal year for which the incentive awards are earned). The Board holds a scheduled meeting the second full week of February after the prior fiscal year's results are available to facilitate the determination of the Performance Plan awards for each of the Named Executive Officers. In order to simplify and streamline Board and Compensation Committee responsibilities and functions pertaining to executive compensation, beginning in Fiscal

2008, the Compensation Committee will grant all incentive awards under the Performance Plan for the CFO and the three other most highly compensated executives. For the CEO, the Compensation Committee will continue to recommend grants of incentive awards under the Performance Plan to the Board for approval.

For administrative convenience and because year-end results are first available at that time, the Board typically awards stock options under the 2007 Compensation Plan only once per year at the Board's February meeting. However, the Board may grant stock options or Performance Plan awards throughout the year for a new hire, a significant promotion or other special circumstances. In Fiscal 2007, the Board granted all stock options for the Named Executive Officers at the Board's February meeting.

The CEO's long-term incentive award target is equal to 200 percent of base salary, which approximates the market median for long-term incentive compensation. One-quarter of the CEO's long-term incentive awards, or 50 percent of base salary, is granted as Performance Plan awards, and three-quarters, or 150 percent of base salary, is granted as stock options. The other Named Executive Officers' long-term incentive award targets fall between 125 and 150 percent of base salary: Mr. Dittmer – 125 percent; Mr. Determan – 150 percent; Mr. Jungbluth – 150 percent; and Mr. Molinari – 150 percent. As with the CEO, the long-term incentive award target for each of the other Named Executive Officers is set approximately at the market median. One-half, or between 62.5 and 75 percent of base salary, of the other Named Executive Officers' long-term incentive awards is delivered as Performance Plan awards, and the other half is delivered as stock options. The Board annually evaluates the award targets and determines the appropriate balance between Performance Plan awards and stock options for each of the Named Executive Officers.

*Performance Plan.* The Board approved the Performance Plan in 2000 and amended it in 2004 and 2007. The shareholders approved the Performance Plan at the 2005 annual meeting of shareholders. The Performance Plan reinforces our goal of long-term shareholder value creation. Performance Plan awards are granted annually. The payout value of each award is determined after a three-year performance period and is based on cumulative economic profit during the three-year period. Economic profit is used as the performance measure for the Performance Plan for the reasons set forth above under "*Annual Incentives – Financial Goals*" on page 17 of this Proxy Statement.

Awards under the Performance Plan are based on separate financial goals for the Corporation overall and each of the Corporation's two operating segments, office furniture and hearth products. The CEO's and the CFO's performance is measured against the Corporation as a whole, and the performance of the other Named Executive Officers is measured against their respective operating segments.

The Compensation Committee recommends and the Board approves cumulative three-year economic profit goals based on the same current strategic market conditions and business opportunities on which the economic profit goals for the annual incentive awards are based, but with a longer time horizon (three years as opposed to one year). Examples of such conditions and opportunities are noted above under "*Annual Incentives – Financial Goals*" on page 17 of this Proxy Statement.

The Compensation Committee ties the economic profit goals to a predetermined payout percentage set forth in an award matrix. Performance Plan awards are not paid unless threshold level of cumulative economic profit is achieved, but when paid, range from 50 to 200 percent, depending on cumulative economic profit achievement, with 100 percent as the target. Fifty percent of target is the minimum award paid if economic profit exceeds a specified threshold. If economic profit does not reach the threshold level, no award is paid. Two hundred percent is the maximum award for exceptional economic profit performance.

As part of our compensation philosophy, the Compensation Committee establishes and, in 2007 established, economic profit achievement representing a 100 percent payout level as an aggressive but achievable goal for the Corporation as a whole or any operating segment based on economic and competitive conditions at the time goals are established. We expect payout levels will average approximately 100 percent across multiple performance periods and failure to achieve a 50 percent payout level or achievement of a 200 percent payout level will occur infrequently.

For the 2005-2007 performance period, the cumulative economic profit goal for the Corporation as a whole was $217,912,000 and the economic profit achieved was $196,196,000. The cumulative economic profit goal for the office furniture operating segment was $192,751,000 and the economic profit achieved was $182,318,000. The cumulative economic profit goal for the hearth products operating segment was $37,845,000 and the economic profit achieved was $13,015,000. The chart below sets forth detailed information regarding the calculation of awards under the Performance Plan for the 2005-2007 performance period for each of the Named Executive Officers.

| Name | Operating Segment | 2005-2007 Performance Plan Award Target ($) | 2005-2007 Cumulative Economic Profit Goal ($) | 2005-2007 Cumulative Economic Profit Achieved ($) | Total Payout ($) |
|---|---|---|---|---|---|
| Stan A. Askren | HNI Corporation | 337,500 | 217,912,000 | 196,196,000 | 212,625 |
| Jerald K. Dittmer | HNI Corporation | 168,800 | 217,912,000 | 196,196,000 | 106,344 |
| Bradley D. Determan | Hearth Products | 132,000 | 37,845,000 | 13,015,000 | 0 |
| Eric K. Jungbluth | Office Furniture | 132,500 | 192,751,000 | 182,318,000 | 94,075 |
| Marco V. Molinari | Office Furniture | 213,800 | 192,751,000 | 182,318,000 | 151,798 |

For Fiscal 2007, the Compensation Committee recommended and the Board approved the payment of Performance Plan awards for all the Named Executive Officers. Beginning in Fiscal 2008, the Compensation Committee will approve the payment of Performance Plan awards for the CFO and the three other most highly compensated executives. For the CEO, the Compensation Committee will continue to recommend payment of Performance Plan awards to the Board for approval. Awards, if earned, are paid in February following the close of the applicable three-year performance period. To encourage Common Stock ownership by executives, one-half of the awards is paid in cash and one-half of the awards is paid in Common Stock. We use the average of the high and low transaction prices of a share of Common Stock on the date the award is paid to determine the number of shares to issue. The payment of a Performance Plan award is conditioned upon continued employment through the end of the three-year performance period. Any early termination of employment other than due to retirement, death or disability prior to the end of the three-year period results in forfeiture of any outstanding awards. We believe this policy motivates executives to focus on long-term value creation and supports retention.

***Stock Option Awards.*** In Fiscal 2007, the Board granted stock options pursuant to the 1995 Compensation Plan, which shareholders last approved at the 1997 annual meeting of shareholders. This plan expired in May 2007 upon approval by shareholders of the 2007 Compensation Plan at the 2007 annual meeting of shareholders. Future option grants will be made pursuant to the 2007 Compensation Plan. Stock options align the interests of the Named Executive Officers with the interests of shareholders by tying a portion of executive compensation to long-term stock price appreciation. The Board limits recipients of stock option grants to a small number of executives (29 in 2007, including all of the Named Executive Officers) who have the ability through their leadership and strategic actions to significantly impact the Corporation's long-term performance and, consequently, its stock price.

The Board grants stock options with an exercise price, under the 1995 Compensation Plan, equal to the average of the high and low transaction prices of a share of Common Stock on the date of the grant. Under the 2007 Compensation Plan, the Board will grant stock options with an exercise price equal to the closing price of a share of Common Stock on the date of grant. Annual grants typically occur at the February Board meeting, during which the options are authorized, priced and issued. The amount of income realized by an executive from an option is equal to the stock appreciation between the grant and the exercise dates, providing direct alignment between shareholder and executive interests over the long term (i.e., increase in stock price). The exercise price may be paid: (a) in cash; (b) in shares of Common Stock at fair market value on the date of delivery; (c) by authorizing the Corporation to withhold shares of Common Stock, which would otherwise be delivered upon exercise of the option, having a fair market value equal to the exercise price; (d) in cash by a broker-dealer to whom the executive has submitted an irrevocable notice of exercise; or (e) by any combination of the above.

The targeted dollar value of stock option awards generally ranges between 25 and 150 percent of an executive's base salary as of the end of the fiscal year prior to grant. Executives with the ability to significantly impact long-term strategic objectives receive a higher percentage of long-term incentives in the form of stock options. Consequently, the CEO receives a higher percentage of his long-term incentives in the form of stock options than any of the other Named Executive Officers as the Compensation Committee believes he has the greatest potential impact on the Corporation's long-term strategic objectives. Consistent with market practices, we use the Black-Scholes option valuation method to calculate the number of options granted, which is based on the targeted dollar value of the award. All stock options vest four years after the grant date and expire ten years after the grant date, providing a longer term time horizon than the three-year Performance Plan awards. This provides a balance between the shorter three-year period Performance Plan awards and the longer term options. Early termination of employment other than due to retirement, death or disability results in forfeiture of unvested option awards and a reduction in the exercise period of vested option awards.  We believe this policy motivates executives to focus on long-term value creation and supports retention.

Prior to November 2006, the CEO could authorize and issue option grants of fewer than 8,000 shares to certain executives.  The CEO utilized this Board delegated authority only in rare circumstances and reported all such grants to the Board after the grants were authorized, priced and issued.  Beginning in November 2006, the Board must approve all option grants.

In Fiscal 2007, the CEO received an option grant equal to 150 percent of his base salary as of the end of Fiscal 2006, or 58,676 options.  The other Named Executive Officers received option grants equal to between 62.5 and 75 percent of their respective base salaries as of the end of Fiscal 2006 or between 10,463 and 13,452 options.  The Board did not deviate from its prescribed formula set forth above in awarding options to the Named Executive Officers in Fiscal 2007.

The Board authorized, priced ($48.66) and issued all stock option grants to the Named Executive Officers in Fiscal 2007 at the regularly scheduled Board meeting on February 14, 2007.  We make no attempt to influence executive compensation by timing the stock option grants in coordination with disclosure of material information to the public which may result in an increase or decrease of the stock price.  See the option valuation chart below for additional details regarding stock option awards in Fiscal 2007 for each of the Named Executive Officers:

| Name | Targeted Value of Options Granted in February 2007 ($) | Black-Scholes Value of Stock Option ($) (1) | Number of Options Granted (#) | Percentage of Base Salary (%) |
|---|---|---|---|---|
| Stan A. Askren | 1,063,200 | 18.12 | 58,676 | 150 |
| Jerald K. Dittmer | 189,591 | 18.12 | 10,463 | 62.5 |
| Bradley D. Determan | 215,186 | 18.12 | 11,876 | 75 |
| Eric K. Jungbluth | 243,758 | 18.12 | 13,452 | 75 |
| Marco V. Molinari | 230,880 | 18.12 | 12,742 | 75 |

**Notes**

(1)  The Black-Scholes option value for award purposes differs from the Black-Scholes option value calculated in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or FAS 123(R), for financial statement reporting purposes.  The difference between the Black-Scholes option value for award purposes and the Black-Scholes option value for financial statement reporting purposes results from utilizing a ten-year option life when calculating the value of an award and a seven-year expected option life when reporting the value of the award under FAS 123(R).  Our utilization of the ten-year option life when calculating the value of an award results in fewer options granted to executives due to the higher option value produced.

**Other Compensation Elements**

*Supplemental Retirement Plan.*  The ESRP is available to select key executives who consistently earn income above compensation caps on our qualified plan and cash profit-sharing benefits.  The 2007 statutory compensation limit for qualified plan and cash profit-sharing benefits was $225,000.  Any compensation in excess of that amount is excluded from the eligible earnings used to calculate such benefits.

Each year, the Compensation Committee approves and the Board ratifies participation in the ESRP.  The ESRP provides a benefit to the plan's participants, including the Named Executive Officers, equal to the additional amounts that the participants would have earned had the qualified plan and cash profit-sharing benefits not been subject to compensation caps, except that no income attributable to the Performance Plan is considered.  The benefit is paid on an after-tax basis in the form of fully vested shares of Common Stock, which, in Fiscal 2007, were issued under the 1995 Compensation Plan and, in all future periods, will be issued under the 2007 Compensation Plan, and bear a restrictive legend prohibiting the transfer by sale, pledge, gift or otherwise while the participant is employed by the Corporation.  We calculate the number of shares of Common Stock by dividing the amount of the benefit by the average of the high and low transaction prices of a share of Common Stock on the date the award is paid, with cash payable in lieu of any fractional share. Participation in the ESRP is provided to assure the overall competitiveness of our executive compensation program. The transfer restriction is intended to facilitate long-term stock ownership by executives, thereby further aligning the interests of executives with the interests of shareholders.

***Deferred Compensation Plan.*** Executives in the Bonus Plan, which include all of the Named Executive Officers, are eligible to participate in the HNI Corporation Executive Deferred Compensation Plan (the "Deferred Plan"). The Deferred Plan allows executives to voluntarily defer base salary, Bonus Plan awards, profit sharing, Performance Plan awards and other amounts. The purpose of the Deferred Plan is to provide eligible executives the opportunity to voluntarily defer the receipt of compensation to supplement retirement and achieve personal financial planning goals. Amounts can be deferred to a cash account that earns interest at a rate set each year at one percent above the prime interest rate or to our notional stock account that fluctuates in value based on the price increase or decrease of Common Stock and earns dividends distributed to all shareholders. The only Named Executive Officer currently participating in the Deferred Plan is the CEO.

***Profit-Sharing Retirement Plan.*** Each of the Named Executive Officers participates in the HNI Corporation Profit-Sharing Retirement Plan (the "Retirement Plan"). The Retirement Plan is a defined contribution plan that includes both pre- and after-tax member contributions as well as various employer contributions and is generally available to all members. Members are eligible to make voluntary (pre- and/or after-tax) contributions immediately upon hire. One year of service is typically required to be eligible for employer contributions. Each of the Named Executive Officers is eligible for employer contributions.

***Cash Profit-Sharing Plan.*** Each of the Named Executive Officers participates in and is eligible for distributions under the HNI Corporation Cash Profit-Sharing Plan (the "Cash Profit-Sharing Plan"). The Cash Profit-Sharing Plan consists of cash profit-sharing calculated and paid twice per year. The actual amount of the profit-sharing benefit paid is based upon the profitability (net profit) of each respective operating unit for those members employed by an operating unit or consolidated adjusted net profit of the Corporation for those members employed directly by the Corporation. Members (who are not members of a bargaining unit) are generally eligible to participate after completion of one year of continuous service. To be eligible for distribution, a member must be (1) employed at the date of distribution, (2) retired in accordance with the retirement policy during the most recent profit-sharing period or (3) on leave of absence or disability pay.

***Perquisites.*** We do not provide executives with any special perquisites, such as reserved parking spaces, company cars, country club memberships or personal use of the Corporation's aircraft. Executives participate in the same health, retirement, profit sharing, disability and life insurance programs and member stock purchase plan as other members.

## Post-Employment and Other Events

Retirement, death, disability and change-in-control events trigger the payment of certain compensation to the Named Executive Officers that is not available to all salaried members. Such compensation is discussed below and quantified under "*Potential Payments Upon Termination or Change in Control*" on page 34 of this Proxy Statement.

***Change-in-Control Employment Agreements.*** We have entered into change-in-control employment agreements with certain corporate officers and other key managers, including each of the Named Executive Officers. In 2006, the Compensation Committee retained Mercer to advise the Compensation Committee on the competitiveness and appropriateness of the form of change-in-control employment agreement and to recommend changes. After thorough analysis, the Board adopted an amended and restated agreement, determining it was in the best interest of shareholders. The description of the amended form of agreement set forth below is qualified in its entirety by the actual form of change-in-control employment agreement, attached as Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed November 16, 2006.

The change-in-control employment agreement is designed to (1) assure the continuity of executive management during a threatened takeover and (2) ensure executive management is able to objectively evaluate any change-in-control proposal and act in the best interests of shareholders during a possible acquisition, merger or combination. We designed the agreement to be part of a competitive compensation package, thereby aiding in attracting and retaining top quality executives.

The agreement defines a change in control as having occurred (1) when a third person or entity becomes the beneficial owner of 20 percent or more Common Stock, subject to certain exceptions, (2) when more than one-third of the Board is composed of persons not recommended by at least three-fourths of the incumbent Board, (3) upon the occurrence of certain business combinations involving the Corporation and (4) upon approval by our shareholders of a complete liquidation or dissolution. Upon a change in control, a two-year employment contract between the Corporation and the executive becomes effective. The executive is entitled to certain benefits if, at any time within two years of the change in control, any of the following triggering events occurs: (1) employment is terminated by the Corporation for any reason other than cause or disability of the executive; or (2) employment is terminated by the executive for good reason.

Cause is defined as: (1) an act or acts of dishonesty on the executive's part that are intended to result in his or her substantial personal enrichment at our expense; or (2) repeated violations by the executive of his or her obligations under the agreement which are demonstrably willful and deliberate on the executive's part and resulted in material injury to the Corporation. Good reason is defined as: (1) assignment to the executive of any duties substantially inconsistent with the executive's position, authority or responsibilities, or any other substantial adverse changes in the executive's position (including title), authority or responsibilities; (2) our failure to comply with any of the provisions of the agreement; (3) a required change of more than 50 miles in the executive's principal place of work, except for travel reasonably required in performing the executive's responsibilities; (4) a purported termination of the executive's employment by the Corporation that is not permitted by the agreement; (5) our failure to require a successor company to assume the agreement; or (6) the executive's good faith determination that the change in control resulted in the executive being substantially unable to carry out authorities or responsibilities attached to his or her position held prior to the change in control.

When a triggering event occurs following a change in control, the executive is entitled to a severance payment equal to two times (three times for the CEO) the sum of (1) the executive's annual base salary and (2) the average of the executive's annual incentive awards for the prior two years. The executive is also entitled to receive his or her annual salary through the date of termination and a bonus equal to the average of the executive's annual incentive awards for the prior two years prorated based on the length of employment during the year in which termination occurs.

If a triggering event occurs, the executive is also entitled to a continuation of certain employee benefits for up to eighteen months and group life insurance benefits for up to two years if comparable benefits are not otherwise available to the executive. In addition, the executive is entitled to receive a lump-sum payment in an amount equal to the present value of the cost of health and dental coverage for an additional six months and an additional lump-sum payment equal to the value, in our reasonable determination, of two years of continued participation in our disability plans.

The Corporation must fulfill certain obligations to the executive, or pay certain amounts to the executive, through the date of the executive's termination if, at any time within two years of the change in control, the executive is terminated by reason of death, disability or cause, or if the executive terminates employment other than for good reason. Disability and certain other benefits must be provided to the executive after the date of termination if the executive is terminated by reason of disability.

The Corporation must pay the full amount due under the agreement and "gross-up" the executive's compensation for any excise tax, for any federal, state and local income taxes applicable to the excise tax "gross-up" and for tax penalties and interest imposed on "excess parachute payments" (i.e., excess severance or change-in-control payments), as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). A gross-up payment is payable only to the extent the aggregate present value of the severance or change-in-control payments payable to the executive exceeds 110 percent of three times the executive's annualized includible compensation for the most recent five taxable years ending before the date on which the change in control occurred. If the 110 percent hurdle is not exceeded, the severance or change-in-control payments to the executive are reduced (or repaid to us) to the minimum extent necessary such that no portion of the executive's benefit constitutes an excess parachute payment.

In exchange for receipt of the severance payment, salary, bonus and benefits pursuant to the agreement as described above, the executive is prohibited, for a period of one year from the date of termination, from entering into any relationship with any enterprise, business or division thereof (other than the Corporation), that is engaged in the same business in those states within the United States in which we are, at the time of such termination of employment, conducting our business and which has annual sales of at least $10,000,000. In addition, the executive shall not, without our prior written consent, communicate or divulge any confidential information, knowledge or data relating to us or any of our affiliated companies to anyone other than us and our designees.

The executive is entitled to receive reimbursement for any legal fees and expenses, plus interest thereon, that may be incurred in enforcing or defending his or her agreement. The agreement is automatically renewed, on an annual basis, for a period of two years. The Board may terminate the agreement if it determines that the executive is no longer a key executive; provided, however, that such a determination shall not be made, and if made shall have no effect, within two years after the occurrence of a change in control.

The Compensation Committee's rationale for our change-in-control employment agreements is a desire by the Compensation Committee to strike an appropriate balance between executive and shareholder interests, preserve productivity, avoid disruption and limit distraction during a period when we are, or are rumored to be, involved in a change-in-control transaction.  The Compensation Committee wants executives to be able to objectively evaluate any change-in-control proposal presented to us without being so advantaged by the potential change in control that he or she would overstate the value of the potential transaction.  Likewise, the Compensation Committee intends to ease the consequences of an unexpected termination of employment so that offers that are in our and our shareholders' best interests are given careful and thoughtful review.  In establishing the payment and benefit levels for each of the Named Executive Officers under their individual change-in-control employment agreements, the Compensation Committee evaluated several different options and selected the option that best met the objectives outlined above.  The selected option is also consistent with market practices.

The Compensation Committee does not view the change-in-control employment agreements as an element of current compensation, and such agreements do not necessarily affect the Compensation Committee's annual decisions with respect to the compensation elements of our executive compensation program.

***Other Compensation Triggered by Change-in-Control Event.***  Pursuant to both the 1995 Compensation Plan and the 2007 Compensation Plan, upon a change in control, each outstanding option is immediately exercisable in full and remains exercisable for the remaining term of the option.  Pursuant to the Performance Plan, the Board values each outstanding Performance Plan award prior to the effective date of a change in control and such values are payable without proration within 30 days of the date of a change in control.  In addition, pursuant to the Bonus Plan, the maximum bonus award for the current fiscal year is immediately payable in cash on a prorated basis, offset by the bonus actually paid.  The foregoing payments occurring on or after a change in control are not conditioned on termination of employment.

***Compensation Triggered By Retirement, Death or Disability.***  Upon retirement at age 65, or after age 55 with ten years of service, or upon disability or death, all outstanding Bonus Plan awards, Performance Plan awards and stock option awards immediately vest.  Option holders who terminate employment due to disability may exercise stock options, which fully vest as of the date of disability, until the earlier of the expiration date of the stock option or the second anniversary of the date of disability.  The representative of option holders whose employment is terminated due to death may exercise stock options, which shall fully vest as of the date of death, until the earlier of the expiration date of the stock option or the second anniversary of the date of death.  Option holders who terminate employment due to retirement may exercise stock options, which shall fully vest as of the date of retirement, until the earlier of the expiration of the stock option, or the third anniversary of the date of retirement.

In the event of a termination of employment not due to a change-in-control event, retirement, death or disability, the Named Executive Officers receive only those benefits available to all members.  However, in such event, the Named Executive Officers may exercise stock options which are vested as of the date of termination until the earlier of the expiration of the stock option or 30 days following the date of termination.

## Tax Deductibility of Executive Compensation

The Corporation seeks to maximize the tax deductibility of all components of executive compensation.  Section 162(m) of the Code ("Section 162(m)") limits the ability of public companies to deduct compensation in excess of $1,000,000 paid annually to the chief executive officer and the four other most highly compensated executive officers.  There are exceptions to this limit, including compensation that qualifies as "performance-based."  The portion of the Bonus Plan award linked to financial performance, the Performance Plan award and stock option awards comply with the exception to Section 162(m) and are not considered in determining the $1,000,000 limit.

## Impact of Prior Compensation in Setting Elements of Compensation

Prior compensation of the Named Executive Officers does not impact how we set elements of current compensation.  The Compensation Committee believes the competitive environment mandates that current total compensation be sufficient to attract, motivate and retain top management.  The Compensation Committee analyzes outstanding option grants, outstanding plan awards and ownership of Common Stock for each of the Named Executive Officers to ensure that future stock option grants, change-in-control employment agreements and other benefits provide appropriate and relevant incentives to the executives.  Based on the current analysis, the Compensation Committee believes that prior compensation will not impact the ongoing effectiveness of our compensation objectives.

## Executive Stock Ownership Guideline

We have adopted an Executive Stock Ownership Guideline based on the belief that key executives who can impact shareholder value through their achievements should own significant amounts of Common Stock. Under the guideline, ownership levels are provided for executives to acquire and hold a recommended amount of Common Stock based on their position and compensation level. The guideline is intended to align the interests of key executives with shareholder interests. The guideline ownership levels range from four times base salary for the CEO to two times base salary for the other Named Executive Officers, as shown below:

| Position | $ Value of Shares |
|---|---|
| Chairman of the Board, President and CEO | 4.0 x Base Salary |
| Operating Company (Unit) Presidents, Chief Financial Officer, and Executive Vice Presidents | 2.0 x Base Salary |
| Other Officers | 1.5 x Base Salary |

Executives to whom the guideline applies are encouraged to reach their respective stock ownership level within five years of the date the individual assumes an executive position covered by the guideline. At the February Board meeting each year, the Compensation Committee reviews each executive's progress toward his or her goal. If the Compensation Committee determines that an executive is not achieving appropriate progress toward the ownership goal, it can specify that a percentage of such executive's annual incentive compensation be paid in shares of Common Stock.

In addition to shares directly owned by the executive, the guideline credits the executive with vested shares allocated to the executive under our qualified and non-qualified retirement plans and with the number of shares (net of the exercise price) that would be issued to the executive if the executive exercised vested stock options. As of December 31, 2007, Common Stock ownership for all Named Executive Officers with five or more years of service (Messrs. Askren, Dittmer and Determan) exceeds the guideline levels.

## Impact of Restatements that Retroactively Impact Financial Goals

We have not restated or retroactively adjusted financial information that has materially impacted the financial goals related to previous annual or long-term incentive awards. If financial results are significantly restated due to fraud or intentional misconduct, the Board will review any performance-based compensation paid to executive officers who are found to be personally responsible for the fraud or intentional misconduct that led to the restatement and may, to the extent permitted by applicable law, seek recoupment of amounts paid in excess of the amounts that would have been paid based on the restated financial results.

## The Role of the Compensation Committee and Independent Consultant

Operating within the framework of the duties and responsibilities established by the Board, the Compensation Committee's role is to assure our compensation: (1) strategy is aligned with the long-term interests of our shareholders and members; (2) structure is fair and reasonable; and (3) reflects both corporate and individual performance.

The Compensation Committee evaluates management's executive compensation recommendations and provides independent review of our executive compensation program. The Compensation Committee is comprised solely of Directors who are not current or former members of the Corporation and each is independent as defined by the NYSE director independence standards and the Categorical Standards. Prior to Fiscal 2008, the Compensation Committee had been responsible for recommending compensation policies to the Board for approval, as well as developing and implementing the compensation programs for the Named Executive Officers and other key members. Key items pertaining to the compensation of the Named Executive Officers such as base salary increases, Bonus Plan awards, Performance Plan awards and stock option grants were submitted to the Board for approval following the review and recommendation of the Compensation Committee. In the case of the CEO, only the independent Directors approved the Compensation Committee's recommendation.

Beginning in Fiscal 2008, the Compensation Committee will review and approve base salary increases, Bonus Plan awards and Performance Plan awards for each of the Named Executive Officers other than the CEO, without the need for Board ratification. The Compensation Committee will continue to review and recommend to the Board for approval by the independent Directors (1) base salary increases, Bonus Plan awards and Performance Plan awards for the CEO and (2) stock option grants for each of the Named Executive Officers.

In discharging its responsibilities, the Compensation Committee utilized the Survey Reports. We purchased the Survey Reports, but the Compensation Committee did not retain any consultants in connection with our acquisition of the Survey Reports. As discussed above, we utilized the data from the Survey Reports to calculate targeted amounts of base salary and annual and long-term incentive compensation for the Named Executive Officers.

The Compensation Committee hired Mercer for two executive compensation projects in Fiscal 2007. The first project involved Mercer's review of the CD&A and executive compensation tables for our 2007 proxy statement. In the second project, per the Compensation Committee's request, Mercer reviewed our policies and practices aimed at executive retention and outlined potential issues for consideration by the Compensation Committee.

The Compensation Committee's Charter provides that any outside compensation consultants who offer advice on compensation levels and benefits for the CEO or other senior executives will be retained by the Compensation Committee, report to the Chair of the Compensation Committee and submit fee statements to the Chair of the Compensation Committee for approval. The consultants' findings are reported directly to the Compensation Committee. Any other consulting services by such compensation consultants for us must be approved in advance by the Compensation Committee Chair.

Approximately every three to five years, the Board, with the assistance of a compensation consultant, conducts an extensive competitive assessment of our executive compensation programs. From time to time, the Compensation Committee retains independent compensation consultants to offer professional assistance on other select executive compensation matters. During the fiscal year ended January 1, 2005, we retained Mercer to conduct the Compensation Analysis under the oversight of the Compensation Committee. In the Compensation Analysis, Mercer concluded that: (1) our executive compensation programs are fundamentally sound and consistent with its stated pay strategy, culture and business direction; (2) total compensation was structurally at market, with greater emphasis on variable pay; and (3) there is a demonstrated link between executive pay and performance with a balance of strategic and financial measures.

Our Law, Finance and Member and Community Relations departments support the Compensation Committee in a variety of ways related to executive compensation. This support includes filing necessary documents with regulatory bodies, interpreting laws and regulations, conducting executive compensation benchmark analyses, preparing compensation-related materials and providing recommendations on matters such as base salary increase percentages and target annual and long-term incentive award levels. The CEO, in conjunction with the Law, Finance and Member and Community Relations departments, compiles information for review by the Compensation Committee at each quarterly Board meeting addressing the foregoing executive compensation topics.


**Compensation Committee Report**

The Compensation Committee has reviewed and discussed the CD&A, which begins on page 14 of this Proxy Statement, with management, and based on such review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement.

HUMAN RESOURCES AND COMPENSATION COMMITTEE
Abbie J. Smith, Chair
Gary M. Christensen
John A. Halbrook
Larry B. Porcellato


**Compensation Committee Interlocks and Insider Participation**

During Fiscal 2007, the Compensation Committee was comprised of Ms. Smith and Messrs. Christensen, Halbrook and Porcellato, none of whom is a current or former officer of the Corporation. There are no interlocking board memberships between officers of the Corporation and any member of the Compensation Committee.


**Summary Compensation Table for Fiscal 2007 and Fiscal 2006**

The table below sets forth the compensation awarded to, earned by or paid to, each of the Named Executive Officers for Fiscal 2007 and Fiscal 2006. Other than the change-in-control employment agreements described above, the Corporation has no employment agreements with any of its executives.  While employed, executives are entitled to base salary, participation in the executive compensation programs identified in the tables below and discussed in the CD&A and other benefits common to all members.  The performance-based conditions associated with Performance Plan and Bonus Plan awards as well as salary and bonus in proportion to total compensation are discussed in detail throughout the CD&A, which begins on page 14 of this Proxy Statement.

Performance Plan awards are disclosed in two separate columns in the table below.  Performance Plan awards are payable 50 percent in Common Stock and 50 percent in cash.  The portion of the Performance Plan awards paid in cash is considered non-equity incentive compensation.  This portion of the awards is reported in the final year of the three-year performance period when the awards are fully earned.  The portion of the Performance Plan awards payable in Common Stock is considered equity incentive compensation because, although the target is set at a dollar value, the award settles in Common Stock.  The stock portion of the Performance Plan awards is reported each year an award is outstanding in an amount equal to the annual expense incurred by the Corporation under FAS 123(R).

| Name and Principal Position | Year | Salary ($) | Bonus ($)(1) | Stock Awards ($)(2) | Option Awards ($)(3) | Non-Equity Incentive Plan Compensation ($)(4) | All Other Compensation ($)(5) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Stan A. Askren Chairman, President and Chief Executive Officer, HNI Corporation | 2007 | 731,477 | 9,731 | 314,141 | 874,452 | 763,315 | 171,622 | 2,864,738 |
| | 2006 | 704,250 | 10,538 | 38,464 | 746,377 | 616,032 | 239,098 | 2,354,759 |
| Jerald K. Dittmer Vice President and Chief Financial Officer, HNI Corporation | 2007 | 310,668 | 9,731 | 48,110 | 156,627 | 339,382 | 55,038 | 919,557 |
| | 2006 | 290,370 | 10,538 | 20,481 | 152,272 | 236,260 | 75,783 | 785,704 |
| Bradley D. Determan Executive Vice President, HNI Corporation President Hearth & Home Technologies Inc. | 2007 | 286,915 | 6,723 | 0 | 174,627 | 184,630 | 33,933 | 686,828 |
| Eric K. Jungbluth Executive Vice President, HNI Corporation President, The HON Company | 2007 | 336,883 | 10,281 | 59,242 | 156,441 | 396,403 | 74,694 | 1,033,944 |
| | 2006 | 289,424 | 7,425 | 30,248 | 140,841 | 283,654 | 58,962 | 810,554 |
| Marco V. Molinari Executive Vice President, HNI Corporation President, HNI International Inc. | 2007 | 315,913 | 9,731 | 64,416 | 258,963 | 360,574 | 73,017 | 1,082,614 |
| | 2006 | 304,197 | 10,835 | 41,734 | 221,634 | 369,633 | 75,705 | 1,023,738 |

**Notes**

(1)  The amounts in this column reflect the payments of cash profit-sharing during calendar years 2007 and 2006 under the Cash Profit-Sharing Plan.  Cash profit-sharing is earned on a non-fiscal year cycle.

(2)  The amounts in this column reflect the dollar amounts recognized for Fiscal 2007 and Fiscal 2006 financial statement reporting purposes, in accordance with FAS 123(R), for stock awards under the Performance Plan for the performance periods noted below:

For Fiscal 2006:
2004-2006:  Mr. Askren – $21,420; Mr. Dittmer – $11,957; Mr. Jungbluth – $3,564; and Mr. Molinari – $8,124.
2005-2007:  Mr. Askren – $17,044; Mr. Dittmer – $8,524; Mr. Jungbluth – $9,341; and Mr. Molinari – $15,073.
2006-2008:  Mr. Askren – $-0-; Mr. Dittmer – $-0-; Mr. Jungbluth – $17,343; and Mr. Molinari – $18,537.

For Fiscal 2007:
2005-2007:  Mr. Askren – $33,075; Mr. Dittmer – $16,542; Mr. Determan – $-0-; Mr. Jungbluth – $15,635; and Mr. Molinari – $25,228.
2006-2008:  Mr. Askren – $-0-; Mr. Dittmer – $-0-; Mr. Determan – $-0-; Mr. Jungbluth – $(17,343); and Mr. Molinari – $(18,537).

2007-2009: Mr. Askren – $59,008; Mr. Dittmer – $31,568; Mr. Determan – $-0-; Mr. Jungbluth – $60,950; and Mr. Molinari – $57,725.

The amounts in this column also reflect the dollar amounts recognized for Fiscal 2007 financial statement reporting purposes, in accordance with FAS 123(R), pursuant to Mr. Askren's election to receive approximately $222,058 of his annual incentive award under the Bonus Plan for Fiscal 2007 in the form of Common Stock.

(3)   The amounts in this column reflect the dollar amounts recognized for Fiscal 2007 and Fiscal 2006 financial statement reporting purposes for awards of stock options under the 1995 Compensation Plan, in accordance with FAS 123(R). The amounts reflect awards granted in 2003, 2004, 2005, 2006 and 2007. Assumptions used in the calculations of these amounts are included in the footnote titled "Stock-Based Compensation" to the Corporation's audited financial statements for (1) Fiscal 2007 included in the Corporation's Annual Report on Form 10-K filed with the SEC on February 25, 2008, (2) Fiscal 2006 included in the Corporation's Annual Report on Form 10-K filed with the SEC on February 26, 2007 and (3) Fiscal 2005 included in the Corporation's Annual Report on Form 10-K filed with the SEC on February 27, 2006.

(4)   The amounts in this column include annual incentive awards earned in Fiscal 2007 and Fiscal 2006, respectively, and paid in February 2008 and February 2007, respectively, under the Bonus Plan as follows: Mr. Askren – $657,002; $453,632; Mr. Dittmer – $286,210; $145,606; Mr. Determan – $184,630; Mr. Jungbluth – $349,365; $256,921; and Mr. Molinari – $284,675; $287,676. The portion of Mr. Askren's annual incentive award for Fiscal 2007, which he elected to receive in the form of Common Stock, approximately $222,058, is reflected in the Stock Awards column of the Summary Compensation Table. The amounts in this column also include the cash portion (50 percent) of Performance Plan awards earned for the 2004-2006 performance period paid in February 2007 and the 2005-2007 performance period paid in February 2008 as follows: (1) 2005-2007 performance period: Mr. Askren – $106,313; Mr. Dittmer – $53,172; Mr. Determan – $-0-; Mr. Jungbluth – $47,038; and Mr. Molinari – $75,899; and (2) 2004-2006 performance period: Mr. Askren – $162,400; Mr. Dittmer – $90,654; Mr. Jungbluth – $26,733; and Mr. Molinari – $81,957.

(5)   The amounts in this column include the Corporation's contributions to the Retirement Plan, the dollar value of Corporation-paid life insurance premiums under the HNI Corporation Group Term Life Insurance Plan (the "Life Insurance Plan"), both of which are generally applicable to all members, the dollar value of Common Stock paid under the ESRP and earnings on deferred compensation, in each case for Fiscal 2007 and Fiscal 2006. Contributions under the Retirement Plan for Fiscal 2007 and Fiscal 2006 were as follows: Mr. Askren – $19,176; $20,675; Mr. Dittmer – $19,176; $20,675; Mr. Determan – $16,377; Mr. Jungbluth – $19,687; $15,454; and Mr. Molinari –$19,176; $19,432. The dollar values of Corporation-paid life insurance premiums under the Life Insurance Plan in Fiscal 2007 and Fiscal 2006 were as follows: Mr. Askren – $180; $180; Mr. Dittmer – $274; $180; Mr. Determan – $-0-; Mr. Jungbluth – $-0-; $-0-; and Mr. Molinari – $-0-; $-0-. The dollar values of Common Stock earned under the ESRP for Fiscal 2007 and Fiscal 2006 were as follows: Mr. Askren – $145,701; $214,512; Mr. Dittmer – $35,588; $54,928; Mr. Determan – $17,556; Mr. Jungbluth – $55,007; $43,508; and Mr. Molinari – $53,841; $56,273. The ESRP Common Stock for Fiscal 2007 was issued February 15, 2008 and for Fiscal 2006 was issued February 15, 2007. Earnings on deferred compensation for Fiscal 2007 and Fiscal 2006 were as follows: Mr. Askren – $6,565; $3,731.

## Grants of Plan-Based Awards for Fiscal 2007

The table below sets forth the grants of plan-based awards to the Named Executive Officers during Fiscal 2007, including stock options granted under the 1995 Compensation Plan, Performance Plan awards for the 2007-2009 performance period and Bonus Plan awards. The aggregate grant date fair value of stock option awards and the stock portion of the Performance Plan awards are disclosed on a grant-by-grant basis in the table below. For additional information on the Bonus Plan, the Performance Plan and the 1995 Compensation Plan, see "*Elements of Compensation Program*" on page 14 of this Proxy Statement.

The 2007-2009 Performance Plan awards reported in the table below were granted in Fiscal 2007, vest at the end of the Corporation's fiscal year ended January 2, 2010, and are payable in 2010. The portion of the 2007-2009 Performance Plan awards payable in cash is reported in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column. The portion of the awards payable in Common Stock is reported in the Estimated Future Payouts Under Equity Incentive Plan Awards column. The target values of the stock portion of the 2007-2009 Performance Plan awards are reported in the Grant Date Fair Value of Stock and Option Awards column.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) | | | Estimated Future Payouts Under Equity Incentive Plan Awards (2) | | | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) (3) | Closing Price of Common Stock on the Date of Option Grant ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Thresh-old ($) | Target ($) | Maximum ($) | Thresh-old ($) | Target ($) | Maximum ($) | | | | |
| **Stan A. Askren** | | | | | | | | | | | |
| Stock Options | 2/15/2007 | | | | | | | 58,676 | 48.66 | 49.10 | 919,453 |
| 2007-2009 Performance Plan | 2/15/2007 | 88,600 | 177,200 | 354,400 | 88,600 | 177,200 | 354,400 | | | | 177,200 |
| 2007 Bonus Plan | 2/15/2007 | 0 | 735,004 | 1,249,507 | | | | | | | |
| | | | | | | | | | | | |
| **Jerald K. Dittmer** | | | | | | | | | | | |
| Stock Options | 2/15/2007 | | | | | | | 10,463 | 48.66 | 49.10 | 163,955 |
| 2007-2009 Performance Plan | 2/15/2007 | 47,400 | 94,800 | 189,600 | 47,400 | 94,800 | 189,600 | | | | 94,800 |
| 2007 Bonus Plan | 2/15/2007 | 0 | 243,376 | 413,738 | | | | | | | |
| | | | | | | | | | | | |
| **Bradley D. Determan** | | | | | | | | | | | |
| Stock Options | 2/15/2007 | | | | | | | 11,876 | 48.66 | 49.10 | 186,097 |
| 2007-2009 Performance Plan | 2/15/2007 | 53,800 | 107,600 | 215,200 | 53,800 | 107,600 | 215,200 | | | | 107,600 |
| 2007 Bonus Plan | 2/15/2007 | 0 | 215,186 | 365,817 | | | | | | | |
| | | | | | | | | | | | |
| **Eric K. Jungbluth** | | | | | | | | | | | |
| Stock Options | 2/15/2007 | | | | | | | 13,452 | 48.66 | 49.10 | 210,793 |
| 2007-2009 Performance Plan | 2/15/2007 | 60,950 | 121,900 | 243,800 | 60,950 | 121,900 | 243,800 | | | | 121,900 |
| 2007 Bonus Plan | 2/15/2007 | 0 | 274,658 | 466,918 | | | | | | | |
| | | | | | | | | | | | |
| **Marco V. Molinari** | | | | | | | | | | | |
| Stock Options | 2/15/2007 | | | | | | | 12,742 | 48.66 | 49.10 | 199,667 |
| 2007-2009 Performance Plan | 2/15/2007 | 57,725 | 115,450 | 230,900 | 57,725 | 115,450 | 230,900 | | | | 115,450 |
| 2007 Bonus Plan | 2/15/2007 | 0 | 239,626 | 407,364 | | | | | | | |

**Notes**

(1)  A 50 percent payout level is the minimum performance threshold required to receive a payout under the Performance Plan and is reflected in the Threshold sub-column for each of the Named Executive Officers.  There is no threshold performance level for the individual strategic objective component of the annual incentive award under the Bonus Plan.  However, with respect to the financial goal component of the annual incentive award under the Bonus Plan, a 50 percent payout level is the minimum performance threshold required to receive a payout.  As the individual strategic objective component and the financial goal component of the annual incentive award are combined as one payment under the Bonus Plan, there is effectively no threshold performance level for payment of Bonus Plan awards.  The threshold amounts for the financial goal component of the annual incentive award under the Bonus Plan for Fiscal 2007 for each of the Named Executive Officers are as follows:  Mr. Askren – $220,501; Mr. Dittmer – $73,013; Mr. Determan – $64,556; Mr. Jungbluth – $82,397; and Mr. Molinari – $71,888.

(2)  A 50 percent payout level is the minimum performance threshold required to receive a payout under the Performance Plan and is reflected in the Threshold sub-column for each of the Named Executive Officers.  This column includes the portion of the 2007-2009 Performance Plan awards that are payable in Common Stock.  All Performance Plan awards are denoted in dollars.  The portion of the

award payable in Common Stock is converted to shares on the date the award is paid by dividing such portion by the average of the high and the low transaction prices of a share of Common Stock on such date.

(3) The exercise price is the average of the high and low transaction prices of a share of Common Stock on the date of grant, February 14, 2007, which was $48.66 per share.

## Outstanding Equity Awards at Fiscal Year-End 2007

The following table sets forth the Named Executive Officers' outstanding equity awards as of the end of Fiscal 2007. All outstanding stock option awards reported in this table vest four years and expire ten years from the date of grant. The Corporation has never issued stock awards to any of the Named Executive Officers except pursuant to the Performance Plan. The awards under the Performance Plan are reflected in the final two columns of the table below. These awards represent the 50 percent of the Performance Plan award earned in Fiscal 2007 for the 2006-2008 and 2007-2009 performance periods, respectively, that, upon vesting, will be settled in Common Stock. As described in the CD&A above, the Corporation is unable to determine the actual number of shares of Common Stock underlying the portion of the Performance Plan award payable in Common Stock until such time as the award vests and is paid.

| Name | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable (1) | Option Exercise Price ($)(2) | Option Expiration Date | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4) |
| Stan A. Askren | 15,000 | | 23.47 | 02/10/09 | 4,746 | 168,750 |
| | 25,000 | | 18.31 | 02/16/10 | 4,983 | 177,200 |
| | 13,000 | | 23.32 | 02/14/11 | | |
| | 20,000 | | 25.77 | 02/13/12 | | |
| | 43,000 | | 25.82 | 02/12/13 | | |
| | | 25,000 | 39.72 | 02/11/14 | | |
| | | 25,000 | 37.57 | 05/04/14 | | |
| | | 55,100 | 42.66 | 02/16/15 | | |
| | | 40,712 | 58.06 | 02/15/16 | | |
| | | 58,676 | 48.66 | 02/14/17 | | |
| Jerald K. Dittmer | 5,250 | | 18.31 | 02/16/10 | 2,492 | 88,600 |
| | 6,000 | | 23.32 | 02/14/11 | 2,666 | 94,800 |
| | 12,000 | | 25.77 | 02/13/12 | | |
| | 15,000 | | 25.82 | 02/12/13 | | |
| | | 9,000 | 39.72 | 02/11/14 | | |
| | | 9,200 | 42.66 | 02/16/15 | | |
| | | 7,125 | 58.06 | 02/15/16 | | |
| | | 10,463 | 48.66 | 02/14/17 | | |
| Bradley D. Determan | 10,000 | | 32.93 | 08/04/13 | 2,909 | 103,450 |
| | | 8,000 | 39.72 | 02/11/14 | 3,026 | 107,600 |
| | | 7,200 | 42.66 | 02/16/15 | | |
| | | 8,320 | 58.06 | 02/15/16 | | |
| | | 11,876 | 48.66 | 02/14/17 | | |
| Eric K. Jungbluth | 2,000 | | 25.50 | 01/27/13 | 2,920 | 103,850 |
| | 6,000 | | 25.82 | 02/12/13 | 3,428 | 121,900 |
| | | 7,000 | 39.72 | 02/11/14 | | |
| | | 7,200 | 42.66 | 02/16/15 | | |
| | | 8,351 | 58.06 | 02/15/16 | | |
| | | 13,452 | 48.66 | 02/14/17 | | |
| Marco V. Molinari | 15,000 | | 42.98 | 11/07/13 | 3,121 | 111,000 |
| | | 13,000 | 39.72 | 02/11/14 | 3,247 | 115,450 |
| | | 11,600 | 42.66 | 02/16/15 | | |
| | | 8,926 | 58.06 | 02/15/16 | | |
| | | 12,742 | 48.66 | 02/14/17 | | |

**Notes**

(1) All stock options vest four years from the grant date. Vesting dates for each unexercisable option award, in descending order, for each of the Named Executive Officers are as follows: Mr. Askren – February 11, 2008, May 4, 2008, February 16, 2009, February 15, 2010 and February 14, 2011; Mr. Dittmer – February 11, 2008, February 16, 2009, February 15, 2010 and February 14, 2011; Mr. Determan – February 11, 2008, February 16, 2009, February 15, 2010 and February 14, 2011; Mr. Jungbluth – February 11, 2008, February 16, 2009, February 15, 2010 and February 14, 2011; and Mr. Molinari – February 11, 2008, February 16, 2009, February 15, 2010 and February 14, 2011.

(2) The exercise price is the average of the high and low transaction prices of a share of Common Stock on the date of grant.

(3) This column reflects the number of shares underlying 100% of the target value of unvested outstanding Performance Plan awards (stock portion) for the 2006-2008 and 2007-2009 performance periods, respectively, listed in descending order for each Named Executive Officer and set forth in the next column of the table, calculated based on a share price of $35.56 per share, the closing price of a share of Common Stock on December 28, 2007, the last trading day of Fiscal 2007. Such awards vest on the last day of the applicable performance period – January 3, 2009 and January 2, 2010, respectively.

(4) This column reflects the 100% target value of unvested outstanding Performance Plan awards (stock portion) for the 2006-2008 and 2007-2009 performance periods, respectively, listed in descending order for each Named Executive Officer.

## Option Exercises and Stock Vested for Fiscal 2007

The following table sets forth information concerning the Named Executive Officers' exercise of stock options and vesting of Performance Plan awards during Fiscal 2007. The table also sets forth information concerning the vesting of that portion of Mr. Askren's annual incentive award under the Bonus Plan, which Mr. Askren elected to receive in the form of shares of Common Stock. Mr. Askren was the only Named Executive Officer who elected to receive a portion of his annual incentive award under the Bonus Plan in the form of shares of Common Stock. The Performance Plan awards for the 2005-2007 performance period and the annual incentive awards under the Bonus Plan for Fiscal 2007 vested on the last day of Fiscal 2007.

| | Option Awards | | Stock Awards (2) | |
| --- | --- | --- | --- | --- |
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)(1) | Number of Shares Acquired on Vesting (#) (3) | Value Realized on Vesting ($) |
| Stan A. Askren | 10,000 | 187,304 | 10,692 | 328,370 |
| Jerald K. Dittmer | 14,000 | 430,403 | 1,731 | 53,172 |
| Bradley D. Determan | 32,000 | 841,585 | 0 | 0 |
| Eric K. Jungbluth | 8,000 | 179,333 | 1,532 | 47,038 |
| Marco V. Molinari | 0 | 0 | 2,471 | 75,899 |

**Notes**

(1) The Value Realized on Exercise is calculated by multiplying the number of shares acquired by the difference between the actual sale price on the date of exercise or, if the shares were retained by the Named Executive Officer, the average of the high and low transaction prices of a share of Common Stock on the date of exercise and the exercise price of the stock options. The Named Executive Officers exercised the following options in Fiscal 2007:

| Name | Date of Exercise | Number of Shares Acquired on Exercise (#) | Option Exercise Price per Option ($) | Sold or Retained Shares | Sale Price or Average of High and Low Transaction Prices per Share on Date of Exercise ($) | Value Realized on Exercise ($) |
| --- | --- | --- | --- | --- | --- | --- |
| Mr. Askren | 02/28/07 | 7,000 | 24.50 | Sold | 50.2634 | 180,344 |
| | 11/27/07 | 3,000 | 32.22 | Sold | 34.54 | 6,960 |
| Mr. Dittmer | 02/22/07 | 4,250 | 23.47 | Sold | 50.6195 | 115,385 |
| | 02/22/07 | 9,750 | 18.31 | Sold | 50.6195 | 315,018 |

| Name | Date of Exercise | Number of Shares Acquired on Exercise (#) | Option Exercise Price per Option ($) | Sold or Retained Shares | Sale Price or Average of High and Low Transaction Prices per Share on Date of Exercise ($) | Value Realized on Exercise ($) |
|---|---|---|---|---|---|---|
| Mr. Determan | 02/22/07 | 1,690 | 23.47 | Retained | 50.61 | 45,867 |
| | 02/22/07 | 8,310 | 23.47 | Sold | 50.4537 | 224,235 |
| | 02/22/07 | 2,500 | 18.31 | Retained | 50.61 | 80,750 |
| | 02/22/07 | 4,000 | 23.32 | Sold | 50.4537 | 108,535 |
| | 02/22/07 | 7,500 | 25.77 | Sold | 50.4537 | 185,128 |
| | 02/22/07 | 8,000 | 25.82 | Sold | 50.4537 | 197,070 |
| Mr. Jungbluth | 03/09/07 | 8,000 | 25.50 | Sold | 47.9166 | 179,333 |

(2) The value of (1) the stock portion of the Performance Plan awards for the 2005-2007 performance period and (2) the portion of Mr. Askren's annual incentive award under the Bonus Plan for Fiscal 2007, which he elected to receive in the form of shares of Common Stock, are reflected in the table based on a share price of $30.71, the average of the high and low transaction prices of a share of Common Stock on February 15, 2008, the date of distribution. Fractional shares were paid in cash. The value of the stock portion of Mr. Askren's Performance Plan award for the 2005-2007 performance period was $106,313. The value of the portion of Mr. Askren's annual incentive award under the Bonus Plan for Fiscal 2007, which he elected to receive in the form of shares of Common Stock, was $222,058.

(3) After withholdings for taxes, each of the Named Executive Officers received the following net number of shares of Common Stock either under the Performance Plan or Bonus Plan or both: Mr. Askren – 7,225 shares; Mr. Dittmer – 1,170 shares; Mr. Determan – -0- shares; Mr. Jungbluth – 1,035 shares; and Mr. Molinari – 1,670 shares.

## Nonqualified Deferred Compensation for Fiscal 2007

As discussed in the CD&A, the Deferred Plan allows executives to defer certain compensation to a cash account that earns interest at a rate set annually at one percent above the prime interest rate or to the Corporation's notional stock account that earns dividends distributed to shareholders. The only Named Executive Officer currently participating in the Deferred Plan is Mr. Askren. Mr. Askren deferred into the Corporation's notional stock account the after-tax-value of his 2006 ESRP award, which was granted in February 2007, totaling $210,398 and is reflected in the table below. The value of Mr. Askren's 2006 ESRP award, before taxes, was $214,512. Mr. Askren's balance in the Deferred Plan as of the end of Fiscal 2007 was 10,125 shares of notional stock. This balance will not be distributed until the earlier of January 31, 2017 or the date Mr. Askren is no longer employed by the Corporation. For additional information on the Deferred Plan, see "*Other Compensation Elements – Deferred Compensation Plan*" on page 23 of this Proxy Statement.

| Name | Executive Contributions in Last FY ($)(1) | Aggregate Earnings in Last FY ($)(2) | Aggregate Balance at Last FYE ($)(3) |
|---|---|---|---|
| Stan A. Askren | 210,398 | 6,565 | 357,716 |
| Jerald K. Dittmer | 0 | 0 | 0 |
| Bradley D. Determan | 0 | 0 | 0 |
| Eric K. Jungbluth | 0 | 0 | 0 |
| Marco V. Molinari | 0 | 0 | 0 |

**Notes**

(1) The amount of Mr. Askren's contribution, before taxes $214,512, is reflected in the All Other Compensation Column of the Summary Compensation Table for Mr. Askren's Fiscal 2006 compensation.

(2) The reported dollar value is calculated by multiplying 185.8 shares, the numbers of shares earned from dividends, by $35.33, the average of the high and low transaction prices of a share of Common Stock on December 28, 2007, the last trading day of Fiscal 2007. This amount is reflected in the All Other Compensation Column of the Summary Compensation Table for Mr. Askren's Fiscal 2007 compensation.

(3) The reported dollar value is calculated by multiplying 10,125 shares, the numbers of shares in Mr. Askren's account at the end of Fiscal 2007 by $35.33, the average of the high and low transaction prices of a share of Common Stock on December 28, 2007, the last trading day of Fiscal 2007. Amounts deferred after Fiscal 2007 are not included in this column.

## Potential Payments Upon Termination or Change in Control

The following tables quantify compensation that would be payable to the Named Executive Officers upon a change in control or the retirement, death or disability of the executive. The tables include only compensation items not available to all salaried members and assume that the event occurred on the last business day of Fiscal 2007. For a qualitative discussion of the Corporation's obligations to the Named Executive Officers in the event of a change in control or the retirement, death or disability of such Named Executive Officers, see "*Post-Employment and Other Events*" on page 23 of this Proxy Statement.

### *Value in Event of Involuntary Termination or Voluntary Termination for Stated Good Reason Following a Change in Control*

| Name | Cash Severance ($) (1) | 2007 Incremental Bonus ($) (2) | Total Value Benefit ($) (3) | Performance Plan Acceleration ($) (4) | Options Acceleration ($) (5) | Excise Tax Gross Up ($) (6) | Total ($) |
|---|---|---|---|---|---|---|---|
| Stan A. Askren | 4,199,685 | 370,447 | 18,754 | 354,400 | 910,991 | 2,771,232 | 8,625,509 |
| Jerald K. Dittmer (7) | 1,066,343 | 127,529 | 18,754 | 189,600 | 157,094 | N/A | 1,559,320 |
| Bradley D. Determan (8) | 823,086 | 181,177 | 18,754 | 0 | 169,182 | N/A | 1,192,199 |
| Eric K. Jungbluth | 1,292,189 | 117,554 | 18,754 | 365,637 | 182,505 | 843,739 | 2,820,378 |
| Marco V. Molinari | 1,198,850 | 122,688 | 18,754 | 346,350 | 194,344 | 841,998 | 2,722,984 |

**Notes**

(1) Pursuant to the change-in-control employment agreements for each of the Named Executive Officers, the numbers in this column represent two times (three times for Mr. Askren) the sum of (1) the executive's annual base salary and (2) the average of the executive's annual incentive awards for the prior two years.

(2) Represents the maximum annual incentive award payable in Fiscal 2007 minus the actual annual incentive award paid in Fiscal 2007 in accordance with the Bonus Plan.

(3) Represents the value of benefits provided following termination of employment pursuant to the change-in-control employment agreement for each of the Named Executive Officers.

(4) Assumes the Compensation Committee authorizes payment of the outstanding Performance Plan awards for the 2006-2008 and 2007-2009 performance periods based on performance to date without proration. Such awards are normally forfeited upon termination by reason other than death, disability or retirement.

(5) Represents the value of accelerating the vesting of options not otherwise vested in accordance with the 1995 Compensation Plan.

(6) Represents the payment to "gross up" the executive's compensation for any excise tax and for any federal, state and local taxes applicable to the excise tax "gross up."

(7) The aggregate present value of Mr. Dittmer's payments do not exceed 110 percent of three times his annualized includible compensation for the most recent five taxable years ending before the date on which the change in control occurred. As such, Mr. Dittmer's cash severance payment is reduced such that no portion of his payments is subject to any excise tax.

(8) The aggregate present value of Mr. Determan's payments do not exceed 110 percent of three times his annualized includible compensation for the most recent five taxable years ending before the date on which the change in control occurred. As such, Mr. Determan's cash severance payment is reduced such that no portion of his payments is subject to any excise tax.

## Value in Event of Change in Control with No Employment Termination

| Name | Cash Severance ($) | 2006 Incremental Bonus ($) (1) | Total Value Benefits ($) | Performance Plan Acceleration ($) (2) | Options Acceleration ($) (3) | Excise Tax Gross Up ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Stan A. Askren | 0 | 370,447 | 0 | 354,400 | 910,991 | 0 | 1,635,838 |
| Jerald K. Dittmer | 0 | 127,529 | 0 | 189,600 | 157,094 | 0 | 474,223 |
| Bradley D. Determan | 0 | 181,177 | 0 | 0 | 169,182 | 0 | 350,359 |
| Eric K. Jungbluth | 0 | 117,554 | 0 | 365,637 | 182,505 | 0 | 665,696 |
| Marco V. Molinari | 0 | 122,688 | 0 | 346,350 | 194,344 | 0 | 663,382 |

**Notes**

(1) Represents the maximum annual incentive award payable in Fiscal 2007 minus the actual annual incentive award paid in Fiscal 2007 in accordance with the Bonus Plan.

(2) Assumes the Compensation Committee authorizes payment of the outstanding Performance Plan awards for the 2006-2008 and 2007-2009 performance periods based on performance to date without proration. Such awards are normally forfeited upon termination by reason other than death, disability or retirement.

(3) Represents the value of accelerating the vesting of options not otherwise vested in accordance with the 1995 Compensation Plan.

## Value in Event of Retirement

| Name | Options Acceleration ($) (1) | Performance Plan Acceleration ($) (2) | Total ($) |
|---|---|---|---|
| Stan A. Askren | 308,969 | 118,133 | 427,102 |
| Jerald K. Dittmer | 52,554 | 63,200 | 115,754 |
| Bradley D. Determan | 55,134 | 0 | 55,134 |
| Eric K. Jungbluth | 25,233 | 121,879 | 147,112 |
| Marco V. Molinari | 33,236 | 115,450 | 148,686 |

**Notes**

(1) Represents the value of accelerating the vesting of options not otherwise vested in accordance with the 1995 Compensation Plan. Such options will remain exercisable until three years from the date of retirement.

(2) Assumes the Compensation Committee authorizes payment of the outstanding Performance Plan awards for the 2006-2008 and 2007-2009 performance periods based on performance to date, prorated according to the time elapsed through the performance period.

## Value in Event of Death or Disability

| Name | Options Acceleration ($) (1) | Performance Plan Acceleration ($) (2) | Total ($) |
|---|---|---|---|
| Stan A. Askren | 155,432 | 118,133 | 273,565 |
| Jerald K. Dittmer | 26,099 | 63,200 | 89,299 |

| Name | Options Acceleration ($) (1) | Performance Plan Acceleration ($) (2) | Total ($) |
|---|---|---|---|
| Bradley D. Determan | 27,136 | 0 | 27,136 |
| Eric K. Jungbluth | 10,198 | 121,879 | 132,077 |
| Marco V. Molinari | 14,262 | 115,450 | 129,712 |

**Notes**

(1) Represents the value of accelerating the vesting of options not otherwise vested in accordance with the 1995 Compensation Plan. Such options will remain exercisable until two years from the date of death or disability.

(2) Assumes the Compensation Committee authorizes payment of the outstanding Performance Plan awards for the 2006-2008 and 2007-2009 performance periods based on performance to date, prorated according to the time elapsed through the performance period.

## DIRECTOR COMPENSATION

The Corporation's independent Directors generally receive an annual retainer of $100,000, of which $50,000 is paid in cash in equal installments of $12,500 at each quarterly Board meeting and $50,000 is paid in the form of a Common Stock grant issued under the 2007 Equity Plan for Non-Employee Directors of HNI Corporation (the "2007 Equity Plan") at the May Board meeting. The annual retainer for all future periods was increased from $45,000 to $100,000 by the Board at the May 2007 Board meeting. Each independent Director who serves as the Chair of a Board committee also receives an additional annual retainer for his or her services. The Audit Committee Chair and the Lead Director each receive an additional $7,500, and the Chairs of the Compensation Committee and the Governance Committee each receive an additional $4,000. Each Audit Committee member also receives an additional annual retainer of $4,000. Independent Directors receive an additional $1,000 for each meeting attended if they are required to travel six hours or more on a round-trip basis. Directors are also reimbursed for travel and related expenses incurred to attend meetings. For purposes of determining Director compensation, an independent Director is anyone who is not a member of the Corporation. Directors who are members of the Corporation do not receive additional compensation for service on the Board.

The Corporation's policy with regard to Common Stock ownership by Directors is for each Director to own Common Stock with a market value of five times or more the cash portion of the annual retainer. Pursuant to this policy, independent Directors are required to receive one-half of the cash portion of their annual retainer in the form of shares of Common Stock to be issued under the 2007 Equity Plan or, to the extent the Director participates in the HNI Corporation Directors Deferred Compensation Plan (the "Directors Deferred Plan"), in the form of shares to be credited to the Director's share sub-account under the Directors Deferred Plan. This requirement does not, however, apply to any Director owning Common Stock with a market value of five times or more the cash portion of the annual retainer.

In addition to acquiring Common Stock as partial payment of their annual retainer, independent Directors can also acquire Common Stock in several other ways. Under the 2007 Equity Plan, Directors may elect to receive up to 100% of their cash retainers in the form of shares of Common Stock. Under the Directors Deferred Plan, each Director has the opportunity to defer up to 100 percent of all their retainers earned as a Director. Deferred compensation may be deferred in cash or in the form of shares of Common Stock (determined by dividing the amount of the compensation deferred by the fair market value per share of Common Stock on the date such compensation would have otherwise been paid). In addition, each independent Director is eligible to receive awards of stock options to purchase Common Stock, restricted stock or Common Stock grants, or any combination thereof, under the 2007 Equity Plan in such amounts as the Board may authorize.

Until the increase in the annual retainer at the May 2007 Board meeting, each independent Director generally received an annual Common Stock grant of approximately 1,000 shares under the 1997 Equity Plan for Non-Employee Directors of HNI Corporation (the "1997 Equity Plan"). The 1997 Equity Plan terminated upon shareholder approval of the 2007 Equity Plan at the 2007 annual meeting of shareholders. In May 2007, each independent Director serving on the Board as of May 7, 2007, was issued 1,155 shares of Common Stock under the 2007 Equity Plan. The Corporation does not have a non-equity incentive plan for independent Directors. All shares of Common Stock issued in lieu of cash retainer amounts have heretofore been issued pursuant to the 1995 Compensation Plan, the 1997 Equity Plan or the 2007 Equity Plan. As of the Record Date, (1) the

Corporation has never issued stock options to purchase Common Stock or shares of restricted stock to the independent Directors and (2) all shares of Common Stock issued to Directors under the 1995 Compensation Plan, the 1997 Equity Plan or the 2007 Equity Plan were fully vested upon issuance.

## Director Compensation for Fiscal 2007

| Name | Fees Earned or Paid in Cash ($)[1] | Stock Awards ($)[2] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3] | All Other Compensation ($)[4] | Total ($) |
|---|---|---|---|---|---|
| Mary H. Bell | 47,500 | 50,000 | -- | 676 | 98,176 |
| Miguel M. Calado | 52,500 | 50,000 | -- | 676 | 103,176 |
| Gary M. Christensen | 58,000 | 50,000 | -- | 676 | 108,676 |
| Cheryl A. Francis | 47,500 | 50,000 | -- | 676 | 98,176 |
| John A. Halbrook | 47,500 | 50,000 | -- | 676 | 98,176 |
| James R. Jenkins | 52,500 | 50,000 | 450 | 676 | 103,626 |
| Dennis J. Martin | 49,500 | 50,000 | -- | 676 | 100,176 |
| Larry B. Porcellato | 47,500 | 50,000 | 162 | 676 | 98,338 |
| Joseph E. Scalzo | 51,500 | 50,000 | 895 | 676 | 103,071 |
| Abbie J. Smith | 51,500 | 50,000 | -- | 676 | 102,176 |
| Brian E. Stern | 49,500 | 50,000 | -- | 676 | 100,176 |
| Ronald V. Waters, III | 59,000 | 50,000 | 1,333 | 676 | 111,009 |

**Notes**

(1) Prior to the May 2007 Board meeting, each independent Director received an annual retainer of $45,000, paid in equal installments of $11,250 at each quarterly Board meeting. Effective after the May 2007 Board meeting, each independent Director received an annual retainer of $100,000, of which $50,000 was paid in cash in equal installments of $12,500 at each quarterly Board meeting and $50,000 was paid in the form of a Common Stock grant issued under the 2007 Equity Plan at the May Board meeting. For Fiscal 2007, each independent Director received $11,250 at each of the first two quarterly Board meetings (February and May) and $12,500 at each of the final two quarterly Board meetings (August and November). Each independent Director may also receive an annual retainer for service as a member of the Audit Committee ($4,000); as Lead Director ($7,500); as Audit Committee Chair ($7,500); and as Compensation Committee or Governance Committee Chairs ($4,000 each). As with the cash portion of the annual retainer for Board service, annual retainers for committee Chairs, Lead Director or Audit Committee service are paid in equal installments at each quarterly Board meeting. For Fiscal 2007, the independent Directors listed in the Table above each earned the following fees: Messrs. Calado and Jenkins – $47,500 annual retainer plus a $4,000 annual retainer for service on the Audit Committee and $1,000 for travel to Board meetings in excess of 6 hours on a round-trip basis; Mr. Christensen – $47,500 annual retainer plus a $7,500 annual retainer as Lead Director and $3,000 for travel to Board meetings in excess of 6 hours on a round-trip basis; Mr. Scalzo – $47,500 annual retainer plus a $4,000 annual retainer for service on the Audit Committee; Ms. Bell, Ms. Francis and Messrs. Halbrook and Porcellato – $47,500 annual retainer; Ms. Smith – $47,500 annual retainer plus a $4,000 annual retainer as Chair of the Compensation Committee; Mr. Waters – $47,500 annual retainer plus a $4,000 annual retainer for service on the Audit Committee and a $7,500 annual retainer as Chair of the Audit Committee. Mr. Stern completed his term as Chair of the Governance Committee in May 2007. Mr. Martin began serving as Chair of the Governance Committee after the May 2007 Board meeting. Messrs. Stern and Martin each earned the following fees: $47,500 annual retainer plus one-half of the Governance Committee Chair annual retainer or $2,000.

(2) Includes the share portion of the annual retainer – a $50,000 Common Stock grant authorized by the Board under the 2007 Equity Plan. Each independent Director serving on the Board as of May 7, 2007, was issued 1,155 shares of Common Stock at a price of $43.27 (the average of the high and low transaction prices for a share of Common Stock on the date of grant, May 8, 2007) for a total grant value of approximately $49,977. The difference between the $50,000 Common Stock grant authorized by the Board and the actual value of Common Stock issued pursuant to such grant ($49,977) was approximately $23. As the Corporation only issues fractional shares under the Directors Deferred Plan, the Corporation paid each independent Director $23 either in the form of cash in lieu of a fractional share for those Directors that did not elect to defer their Common Stock grant under the Directors Deferred Plan or in the form of a fractional share for those Directors that did elect to defer their Common Stock grant under the Directors Deferred Plan. Ms. Smith and Messrs. Christensen, Jenkins, Porcellato, Scalzo and Waters each deferred 100% of their Common Stock grant under the Directors Deferred Plan. The closing price of Common Stock on May 8, 2007 was $43.62 per share. There are no unexercised option awards or unvested stock awards outstanding as of the end of Fiscal 2007 for any of the Directors.

(3)　　Includes above-market interest earned on cash compensation deferred under the Directors Deferred Plan.  Interest on deferred cash compensation is earned at 1% over the prime rate, as determined by the Compensation Committee.  Messrs. Jenkins and Waters each deferred 50% of their cash compensation.  Above-market interest earned by Mr. Scalzo is for cash compensation deferred prior to January 1, 2006.  Above-market interest earned by Mr. Porcellato is for cash compensation deferred prior to January 1, 2007.

(4)  Includes dividends earned on Common Stock grants during Fiscal 2007.


# SECURITY OWNERSHIP

## Security Ownership of Certain Beneficial Owners

On the Record Date, there were 44,504,669 Outstanding Shares.  On that date, to the Corporation's knowledge, there were two shareholders who owned beneficially more than 5 percent of all Outstanding Shares.  The table below contains information, as of that date (except as noted below), regarding the beneficial ownership of these persons or entities.  Unless otherwise indicated, the Corporation believes that each of the persons or entities listed below has sole voting and investing power with respect to all the shares of Common Stock indicated.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| State Farm Insurance Companies One State Farm Plaza Bloomington, Illinois 61701 | 7,366,400 (1) | 16.6% |
| Terrence L. and Loretta B. Mealy 301 East Second Street Muscatine, Iowa 52761 | 3,436,513 (2) | 7.7% |

**Notes**

(1)  Information is based on a Schedule 13G/A, dated January 24, 2008, filed with the SEC by State Farm Insurance Companies for the period ended December 31, 2007.

(2)  Information is based on a Schedule 13G/A, dated February 27, 2008, filed with the SEC by Terrence L. and Loretta B. Mealy for the period ended December 31, 2007.

## Security Ownership of Directors and Executive Officers

The following table sets forth the beneficial ownership of Common Stock as of the Record Date for each Director and nominee for Director, each Named Executive Officer and by all Directors (including nominees) and executive officers of the Corporation as a group.  The address of the persons listed below is 408 East Second Street, Muscatine, Iowa 52761.

| Name | Common Stock (1) | Common Stock Units (2) | Options Exercisable as of the Record Date or Within 60 Days Thereof | Total Stock and Stock-Based Holdings |
|---|---|---|---|---|
| Stan A. Askren | 48,015 | 14,887 | 141,000 | 203,902 |
| Mary H. Bell | 0 | 2,977 | 0 | 2,977 |
| Miguel M. Calado | 12,328 | 0 | 0 | 12,328 |
| Gary M. Christensen | 0 | 16,896 | 0 | 16,896 |
| Cheryl A. Francis | 17,361 | 0 | 0 | 17,361 |
| John A. Halbrook | 5,655 | 4,345 | 0 | 10,000 |
| James R. Jenkins | 0 | 3,697 | 0 | 3,697 |
| Dennis J. Martin | 1,155 | 11,872 | 0 | 13,027 |
| Larry B. Porcellato | 2,000 | 4,807 | 0 | 6,807 |
| Joseph E. Scalzo | 0 | 8,464 | 0 | 8,464 |
| Abbie J. Smith | 0 | 16,051 | 0 | 16,051 |
| Brian E. Stern | 19,414 | 0 | 0 | 19,414 |
| Ronald V. Waters, III | 0 | 9,018 | 0 | 9,018 |
| Bradley D. Determan | 18,343 | 0 | 18,000 | 36,343 |

| Name | Common Stock (1) | Common Stock Units (2) | Options Exercisable as of the Record Date or Within 60 Days Thereof | Total Stock and Stock-Based Holdings |
|---|---|---|---|---|
| Jerald K. Dittmer | 16,655 | 0 | 47,250 | 63,905 |
| Eric K. Jungbluth | 6,827 | 0 | 15,000 | 21,827 |
| Marco V. Molinari | 6,629 | 0 | 28,000 | 34,629 |
| All Director and Executive Officers as a Group - (23) | 179,644 | 93,014 | 254,250 | 526,908 |

**Notes**

(1) Includes restricted shares held by Directors and executive officers over which they have voting power but not investment power, shares held directly or in joint tenancy, shares held in trust, by broker, bank or nominee or other indirect means and over which the individual or member of the group has sole voting or shared voting and/or investment power. Each individual or member of the group has sole voting and investment power with respect to the shares shown in the table above, except Mr. Askren's spouse shares voting and investment power with respect to 7,588 of the 48,015 shares listed above for Mr. Askren. No Director or Named Executive Officer owns more than one percent of the Outstanding Shares. All Directors and executive officers as a group own approximately 1.2 percent of the Outstanding Shares.

(2) Indicates the nonvoting share units credited to the account of the named individual or members of the group, as applicable, under either the Deferred Plan (as described on page 23 of this Proxy Statement) or the Directors Deferred Plan (as described on page 36 of this Proxy Statement).

## EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 29, 2007, about Common Stock which may be issued under the Corporation's equity compensation plans.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) (1) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (2) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 1,043,066 | $38.72 | 5,283,384 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 1,043,066 | $38.72 | 5,283,384 |

**Notes**

(1) Includes shares to be issued upon the exercise of outstanding options granted under the 1995 Compensation Plan prior to termination of such plan. The 1995 Compensation Plan terminated upon shareholder approval of the 2007 Compensation Plan at the 2007 annual meeting of shareholders. The termination of the 1995 Compensation Plan does not impact the validity of any outstanding options granted under such plan prior to termination. As of the last day of Fiscal 2007, there were no outstanding (1) warrants or rights under the 1995 Compensation Plan and (2) options, warrants or rights under the 2007 Compensation Plan, the 1997 Equity Plan or the 2007 Equity Plan. The 1997 Equity Plan terminated upon shareholder approval of the 2007 Equity Plan at the 2007 annual meeting of shareholders.

(2) Includes shares available for issuance under the 2007 Compensation Plan – 5,000,000, and the 2007 Equity Plan – 283,384. Of the 5,000,000 shares available for issuance under the 2007 Compensation Plan, no more than 1,000,000 of such shares can be issued in the form of restricted stock, restricted stock units, performance shares, dividend equivalents, deferred share units and bonus stock.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, the Directors and executive officers of the Corporation, and certain persons who own more than 10 percent of the Outstanding Shares, are required to report their ownership of Common Stock and changes in that ownership to the SEC and the NYSE. Specific due dates for these reports have been established by the SEC, and the Corporation is required to report in this Proxy Statement any known failure to file by these dates during Fiscal 2007.

Based solely on a review of copies of the reports the Corporation has received, or written representations from certain reporting persons, the Corporation believes that during Fiscal 2007 all reporting persons made all filings required by Section 16(a) on a timely basis.

*Notwithstanding anything to the contrary set forth in any of the Corporation's previous filings under the Securities Act of 1933 or the Exchange Act that might incorporate future filings, including this Proxy Statement, in whole or in part, the Audit Committee Report included on page 11 of this Proxy Statement and the Compensation Committee Report included on page 27 of this Proxy Statement shall not be incorporated by reference into any such filings.*

## DEADLINE FOR SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING

Proposals by shareholders intended to be presented at the 2009 annual meeting of shareholders must be received at the Corporation's executive offices no later than November 23, 2008 to be included in the proxy statement and proxy form. All shareholder notice of proposals submitted outside the processes of Exchange Act Rule 14a-8 must be received between February 7, 2009 and March 9, 2009 to be considered for presentation at the 2009 annual meeting of shareholders. In addition, any shareholder proposals must comply with the informational requirements contained in the By-laws, Section 2.16(a)(2), in order to be presented at the 2009 annual meeting of shareholders. On written request to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761, the Corporation will provide, without charge to any shareholder, a copy of the By-laws.

## OTHER MATTERS

The Board knows of no other matters that will be brought before the Meeting, but, if other matters properly come before the Meeting, it is intended that the persons named in the proxy will vote the proxy according to their best judgment.

**On written request to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761, the Corporation will provide, without charge to any shareholder, a copy of its Annual Report on Form 10-K for Fiscal 2007, including financial statements and schedules, filed with the SEC. The report is also available on the Corporation's website at www.hnicorp.com, under "*Investor Information–Annual & Quarterly Reports*."**

Information set forth in this Proxy Statement is as of March 19, 2008, unless otherwise noted.

Steven M. Bradford
Vice President, General Counsel and Secretary
March 19, 2008

**The Annual Report to Shareholders of the Corporation for Fiscal 2007, which includes financial statements, is being mailed to shareholders of the Corporation together with this Proxy Statement. The Annual Report does not form any part of the material for the solicitation of proxies.**

# APPENDIX A

Companies Participating in the Survey Reports

1-800 CONTACTS, Inc.
7-Eleven, Inc.
AT. Cross
AARP
Abilities!
Abrazo Health Care
Accenture
ACE Limited
ACORD
Adecco
Advance Auto Parts
Advanta Corporation
Aegis Mortgage Corporation
Aeronix, Inc.
Affinity Health Plan
AGCO Corporation
AgriBank FCB
Air Frame Manufacturing & Supply Company, Inc.
Aistom Power
Alabama Gas Corporation
Albertson's, Inc.
Aleris International, Inc.
Allegheny County Sanitary Authority
Allegheny Technologies, Inc.
Alliant Energy
Allied Building Products Corp.
Allstate Corporation
ALSTOM Power Services
Altria Group, Inc.
Amcor Pet Packaging North America, Inc.
American Airlines
American Casino & Entertainment Properties
American College of Emergency Physicians
American Institute of Physics
American Red Cross
American United Life Insurance Co.
AMERIGROUP Corporation
Ameriquest
Ames True Temper
Amplifon USA
Anadarko Petroleum Corporation
ANH Refractories Company
Anna's Linens Company
APL Ltd.
Apple Computer
Appleton Papers
AQS, Inc.
Arch Coal, Inc.
Arctic Cat
Argonne National Laboratory
Arizona Public Service
Arkansas BlueCross BlueShield
Arnold and Porter, LLP
Arup San Francisco
Ashland, Inc.
Aspect Energy, LLC
Associated Banc-Corp
Astoria Financial
AtlantiCare Regional Medical Cntr
Aurora Health Care
Automobile Club of Southern CA
AvalonBay Communities, Inc.

*21st* Century Oncology
A O Smith Corporation
AT. Kearney, Inc.
ABB, Inc.
ABM Industries, Inc.
Abt Associates, Inc.
ACCO Brands, Inc.
Acergy US, Inc.
Acuity
ADESA, Inc.
Advanced Measurement Technology, Inc.
Adventist Health System
Aegon USA
AET
AFLAC, Inc.
AgFirst
Agrium U.S.
Air Products and Chemicals
AK Steel Holding Corporation
Alaska Communications Systems Group
Alcoa, Inc.
Alexander & Baldwin, Inc.
Allegheny Energy, Inc.
Allergan, Inc.
Alliant Techsystems
Allied Irish Banks, plc US
ALLTEL Corporation
Alta Resources Corporation
Altru Health System
Ameren Corporation
American Airlines Publishing
American Century Investments
American Electric Power
American Financial Group
American International
American Signature, Inc.
American Water
AmeriHealth Mercy Health Plan
AmerisourceBergen Corporation
Amgen, Inc.
AMSEC, LLC
Anchor Blue Retail Group
Anheuser-Busch Companies, Inc.
Anne Arundel Medical Center
Apache Corporation
Apogen Technologies
Apple, Inc.
Applied Materials, Inc.
ARAMARK Corporation
Archer Daniels Midland Company
Ardent Health Services
ARGO-TECH Corporation
AREVA NP, Inc.
Arlington County Government
Arrow Electronics, Inc.
Arvig Communication Systems
Arysta LifeScience North America
Ashmore Energy International
Aspect Abundant Shale, LP
Associated Electric Co-op, Inc.
AstraZeneca
Atmos Energy
Aurora Loan Services
Automobile Protection Corporation
Avaya, Inc.

2Wire, Inc.
A&P
AAA National Office
Abbott Laboratories
AboveNet Communications, Inc.
ABX Air, Inc.
Accor North America, Inc.
ACH Food
Adams Resources & Energy
Administaff, Inc.
Advanced Medical Optics, Inc.
ADVO, Inc.
Aera Energy Services Company
Aetna, Inc.
Ag Processing, Inc.
AGL Resources
AIG
Airlines Reporting Corporation
Aker Kvaerner
Albany Medical Center
Alcon Laboratories
Alfa Laval, Inc.
Allete
Alliance Pipeline, Inc.
Allianz Global Investors of America, LP
Allied Waste Industries
ALON USA Energy, Inc.
Altana Pharma
Amalgamated Bank ofNew York
America Online, Inc.
American Axle & Manufacturing Holding, Inc.
American Express
American Farmers & Ranchers Mutual Insurance Company
American Standard Companies, Inc.
American Library Association
AmeriCredit Corp.
AmeriPride Services, Inc.
Ameristar Casinos, Inc.
Amica Mutual Insurance Co.
AmTrust Bank
Anchor Danly
Anixter International, Inc.
AOC LLC
Apartment Investment and Management Company
Apollo Group, Inc.
Applebee's International, Inc.
Applied Technology & Mgmt.
Arby's Restaurant Group
Archon Group, L.P.
Argonaut Group
Armed Forces Insurance
ARTEL, Inc.
Arvin Sango, Inc.
Asante Health System
Aspect Energy, LLC
Asset Marketing Service, Inc.
Assurant, Inc.
Asurion
Atria Senior Living Group
Auto Club Group
Autonation, Inc.
Aveda Corporation

3M Company
AG. Edwards, Inc.
AAA of Science
ABC Health Plans
Abraxas Petroleum Corporation
ACC Capital Holdings
Accredited Home Lenders, Inc.
ACI Worldwide
Adams Respiratory Therapeutics
ADTRAN Incorporated
Advanced Micro Devices
Advocate Healthcare
Aerojet
Affinity Bank
Ag Processing, Inc.
Agnesian HealthCare
AIPSO
Aisin Automotive
Akzo Nobel, Inc.
Albemarle Corporation
Alegent Health
Alibritton Communications
Alliance Data Systems
AllianceBernstein L.P.
Allianz Life Insurance
Allina Health System
ALSAC/St. Jude Children's Research Hospital
Alticor
Amazon.Com, Inc.
America's Test Kitchen
American Bureau of Shipping
American Family Insurance
American Greetings
American Home Mortgage Investment Corporation
American Packaging Company
American Systems Corporation
AmeriGas Propane, Inc.
Ameriprise Financial
Ameritrade
Amphenol Corporation
AMVEST Osage, Inc.
Angiotech Pharmaceuticals
Ann Taylor Stores Corporation
AON Corporation
APAC Customer Services
APC/MGE Critical Power and Cooling Services
Appalachian Regional Healthcare
Applera
Apria Healthcare Group, Inc.
Arch Capital Group, Ltd.
Archstone Smith
Ariens Company
Armstrong World Industries, Inc.
Arup New York
ArvinMeritor
Asbury Automotive Group
ASCAP
Assisted Living Concepts
Assurant Health
AT&T, Inc.
AURA/Gemini Observatory
Automatic Data Processing
AutoZone, Inc.
Avery Dennison Corporation

Aviall, Inc.
Avon Products
BC. Ziegler
BAE Systems, Inc.
Ball State University
Bank of America Corporation
Bankers Bank
Baptist St. Anthony's Health System
Barr Pharmaceutical
Battelle Memorial Institute
Bayhealth Medical Center
BB&T Corporation
Belo Corporation
Benchmark Electronics, Inc.
Betsy Johnson Regional Hospital
Biodvnamic Research Corporation
BISYS Group, Inc.
Black & Veatch Corporation
Blockbuster, Inc.
Bluebonnet Federal Credit Union
Bluelinx Holdings, Inc.
Board of Governors of the Federal Reserve System
Boehringer Ingeiheim
BOK Financial
Booz Allen Hamilton
Boston Market Corporation
Borg Warner, Inc.
Bovis Lend Lease
Boys & Girls Clubs of America
Branch Banking & Trust Company
Bristol West Holdings, Inc.
Broadlane
Brookhaven National Laboratory
Brotherhood Mutual Insurance Co.
Brownells, Inc.
Bryant College
Building Materials Holding Corp.
Burlington Northern Santa Fe
Butler Manufacturing Company
C2 Portfolio, Inc.
Cablevision Systems Corporation
CAE Simuflite Civil Training & Services
California Automobile Association
California Independent System
California State Automobile Assn.
Camcraft
Canandaigua National Bank & Trust Company
Capitol Broadcasting
CareFirst BlueCross BlueShield
Carestream Health
Carlson Companies
Carson Tahoe Regional Healthcare
Catalytic Solutions
Catholic Healthcare West (CHW)
Catholic Health Initiatives Kentucky Region
Celanese Corporation
Cell Therapeutic
Centegra Health System
Centex Corporation
Century Tel Enterprises, Inc.
Ceridian
Ceramic Protection Corporation of America
Chaparrol Steel Company
Charter Communications
Chelan County Public Util. Dept.
Chesapeake Energy Corporation

Avis Budget Group
AXA Equitable
B E Aerospace
Bahakel Communications
Baltimore Aircoil Company
Bank of New York Co., Inc.
Barloworld Industrial Distribution
Bank of NT, Butterfield & Son Limited
Barrick Gold of North America
Bausch & Lomb, Inc.
Baylor College of Medicine
Beacon Industrial Group
Beckman Coulter, Inc.
Bemis Company, Inc.
Benjamin Moore
BioForm Medical, Inc.
BJ'S Wholesale Club, Inc.
Black Hills
Blood-Horse
BlueCare Network of Michigan
Boart Longyear
Black Stone Minerals Company, LLP
Boeing Company
Bombardier Transportation
Borders Group, Inc.
Boeing Employees Credit Union
Bose Corporation
Bowater, Inc.
BP North America
BRE Properties, Inc.
Bristol-Myers Squibb Company
Broadview Networks
Brooklyn Industries
Brown and CaIdwell
Brown-Forman Corporation
Bucyrus International, Inc.
Bulgari Retail USA
Burnett Oil Co., Inc.
BWXTY-12
Cabelas, Inc.
Cabot Corporation
CAE Simuflite Military Simulation & Training
California Institute of Technology
California Water Service Company
Cameron International
Canon USA
Capital Region Health Care Corporation
Cardinal Health
CareFirst, Inc.
Cargill, Inc.
Carmax, Inc.
Carters, Inc.
Caterpillar, Inc.
Catholic Knights
CCS Income Trust - CCS Energy Services
CEC Entertainment, Inc.
Celestica
Cellular South, Inc.
Centene Corporation
Central Georgia Health System
CenturyTel, Inc.
CGI Technologies and Solutions, Inc. US
Charles L, Crane Agency Co.
Chase Automotive Finance
Chemical Lime Company
Chevron Corporation

Avista Corporation
Axis Capital Holdings
Babcock & Wilcox Company
Baker Hughes, Inc.
Baltimore Life Insurance Co.
Bank of the West
Banner Health
Bechtel Systems & Infrastructure, Inc.
Barnes & Noble
Basic Energy Services
Baxter International
Baylor Health Care System
Bechtel Corporation
Belk, Inc.
Bemis Manufacturing Company
Berwick Offray LLC
BIC
Biogen Idec, Inc.
BJC HealthCare
Blockbuster Entertainment
Blue Cross
Bon Secours Richmond Health System
BlueCross BlueShield
BMW Manufacturing Co., LLC
Bob Evans Farms, Inc.
Boise Cascade, LLC
Boston Scientific Corporation
Boy Scouts of America
Bracco Diagnostics
Brigham Exploration Company
British Gas North America, LLC
Brockridge Real Estate
Brooks Health Systems
Brown Printing Company
Brunswick New Technologies
Buffets, Inc.
Bunge, Ltd.
Busch, Inc.
C&S Wholesale Grocers
Cable One, Inc.
CACI International, Inc.
California Casualty Management Company
California Dental Association
California ISO
Callaway Golf Company
Candela Corporation
Canberra Industries, Inc.
Capgemini US, Inc.
Care New England
CareMark RX, Inc.
Carilion Health System
Carpenter Technology Corp.
Casino Arizona
Catholic Health East
Catholic Medical Center
CBRL Group
CBS Corporation
Cedar Rapids TV
Celgene
Celtic Insurance
Center For Creative Leadership
Cephalon, Inc.
CFA Institute
CGG Veritas, Inc.
CGI-AMS
Charles Schwab Corporation
CheckFree Corporation
ChemTreat, Inc.
Chevron Phillips Chemical Co.

Aviva USA
B Braun Medical, Inc.
Babson College
Ball Corporation
Bank North
BankAtlantic
Baptist Health System
BHP Billiton Petroleum (Americas), Inc.
Barr Laboratories
Basler Electric Company
Bayer CropScience
Baystate Health System
Bechtel Plant Machinery, Inc.
Belkin International, Inc.
Benchmark Brands
Best Buy
Big Lots, Inc.
Birmingham-Southern College
Black & Decker Corporation
BlueLinx Corporation
Blue Shield
Boston Financial Data Services, Inc.
Bluegreen Corporation
BMW of North America, LLC
Bobit Business Media
Bookspan
Boston University
Boyd Gaming Corporation
Brady Corporation
Brinks Company
Broadcom Corporation
Bronson Healthcare Group, Inc.
Brookstone Company
Brown Shoe Company, Inc.
Bryan Cave, LLP
Builders Firstsource
Burger King Corporation
Business & Legal Reports, Inc.
C. H. Robinson Worldwide
Cablevision of Boston
Cadbury-Schweppes N. America
Caelum Research Corporation
Calibre Systems
California Hospital Association
California Pizza Kitchen
Calpine
Capital One Financial Corp.n
Capital Bank
Capital Blue Cross
Capital Safety
CareCentrix
Caremark, Inc.
Carlisle Companies, Inc.
Carrizo Oil & Gas, Inc.
Castle Rock Industries
CB Richard Ellis, Inc.
CDM, Inc.
CDW Corporation
Cedars-Sinai Health System
Celina Insurance Group
Cemex, Inc. U5
CenterPoint Energy
Centura Health
CFC International
CH2M Hill
Chanel
Charming Shoppes, Inc.
CheckFree Holdings
Chemtura Corporation
Chevy Chase Bank

Chicago Mercantile Exchange, Inc.
Chicago Board Options Exchange
Chicago Bridge & Iron Company
Chicago Transit Authority
Children's Health System Birmingham
Children's Hospital & Regional Medical Center, Seattle
Children's Hospitals and Clinics of Minnesota
Children's Hospital and Health System
Chief Oil & Gas, LLC
Children's Hospital of Orange Co.
Children's Healthcare of Atlanta
Children's Hospital Central CA
Chiquita Brands International, Inc.
Children's Medical Center - Dallas
Children's Memorial Hospital
Chipotle Mexican Grill
Chittenden Corporation
Christian City
Christopher & Banks
CHS, Inc.
Chubb Corporation
Chumash Casino
Church & Dwight
CIBA Vision Corporation
Church of Jesus Christ Latter Day Saints
Cincinnati Children's Hospital Medical Center
City of Hope National Medical Center
Coca Cola Bottling Company Consolidated
CIGNA Corporation
Cincinnati Bell
Cinco Natural Resources Corp.
Cingular Wireless
Cincinnati Financial Corporation
Circle K Stores, Inc.
Citation Oil & Gas Corporation
CITGO Petroleum
Circuit City Stores, Inc.
CIT Group, Inc.
Citizens Communications Co.
Citizens Financial Group, Inc.
Citigroup, Inc.
CitiStreet, LLC
City of Austin
City of Charlotte
Citizens Property Insurance Corp.
City and County of Denver
City of Frederick
City of Philadelphia
City of Columbus
City of Dallas
City of Overland Park, Kansas
Clarian Health Partners, Inc.
City of Houston
City of Lubbock
Claremont Graduate University
Claymont Steel Holdings, Inc.
City of Redmond
City of Richmond
Classified Ventures, LLC
Cleveland Clinic
Clarke American Checks
Clarkston Consulting
Cleco Corporation
ClubCorp, Inc.
Clear Channel Communications
Clear Channel Outdoor Holdings
Clorox
CNL Financial Group
Clinics of North Texas LLP
Clopay Corporation
CNA Financial Corporation
Coca-Cola Company
CMP Media
CMS Energy Corporation
Cobra Electronics Corporation
Coca-Cola Enterprises, Inc.
COACH
Cobank
COG Operating, LLC
Colgate Palmolive Company
College of DuPage
Collins & Aikman
Colonial Banc Group
Colonial Bank
Colonial Williamsburg Foundation
Colorado Springs Utilities
Colsa Corporation
Columbia Bank
Columbia St. Mary's
Columbus McKinnon Corporation
Comair
Combe
Comcast Corporation
Comerica, Inc.
Comfort Systems USA
Commerce Bancorp, Inc.
Communication Technologies, Inc.
Commerce Bancshares, Inc.
CommScope, Inc.
Community Care
Communications Data Services, Inc.
Community Health Network
Community Health Systems
Compass Bancshares
CommunityCare Managed Healthcare Plans of Oklahoma
Community Hospitals Indianapolis
Connecticut Children's Medical Center
Computer Technology Associates, Inc.
Compass Bank
CompuCom Systems, Inc.
CompUSA
Computer Sciences Corporation
Computer Task Group
Computershare
ConAgra Foods, Inc.
Concentra, Inc.
ConnectiCare, Inc.
Connell
Conoco Phillips
Conseco Services LLC
Conseco, Inc.
Consol Energy, Inc.
Consolidated Edison, Inc.
CONSTAR International
Constellation Brands, Inc.
Constellation Energy Group, Inc.
Continental Airlines, Inc.
Continental Automotive Systems
Continental Western Insurance Co.
Convergys Corporation
Con-Way, Inc.
Cooper University Hospital
Cook Communication Ministries
Cooper Industries, Ltd.
Cooper Tire & Rubber Company
Core Mark Holding Co., Inc.
CooperVision
Copeland Corporation
Cordillera Communications
Corning, Inc.
Cook Children's Health Care Systm
Corinthian College, Inc.
Corn Products
Cornell University
Corporate Express, Inc., a Buhrmann Company
Corrections Corporation of America
Country Insurance & Financial Services
Cracker Barrel Old Country Store, Inc.
Cost Plus, Inc.
Countrymark Cooperative, LLP
Countrywide Financial Corp.
County of Kent, Michigan
County of Spotsylvania
Covansys Corporation
Covenant Health
County of Monterey
Cox Enterprises, Inc.
Cox Target Media
CPS Energy
Coventry Health Care, Inc.
Crane Company
Cranston Print Works Company
Crate and Barrel
Crawford and Company
Credit Acceptance Corporation
Critical Health Systems, Inc.
Crosstex Energy Services
Crosstex Energy, Inc.
Crowe Chizek and Company, LLC
Crowley Maritime Corporation
Crown Castle International Corp.
Crown Cork & Seal
Crozer-Keystone Health System
CSL Behring, LCC
CSS Industries, Inc.
CSX Corporation
Cubic Corporation
Cullen Frost Bankers
Culligan International Company
Cummins, Inc.
CUNA Mutual Group
Cushman & Wakefield
CVR Energy, Inc.
CVS Pharmacy
CVS Caremark Corporation
Cytec Industries, Inc.
D&E Communications, Inc.
Dade Behring, Inc.
Daiichi Sankyo, Inc.
Dal-Tile Corporation
Dairy Management, Inc.
Dallas Central Appraisal District
Dallas County
Danaher Motion
Dal-Tile, Inc.
Dana
Danaher Corporation
Dassault Falcon Jet Corporation
Danbury Health Systems
Danfoss US - Compressors
Darden Restaurants
Dave & Buster's
Data Center, Inc.
Data Exchange
Data Recognition Corporation
Dean Health Systems, Inc.
Davita, Inc.
Dayton Superior Corporation
DCH Regional Medical Center
Del Monte Foods Company
Deere & Company
DeKalb Medical Center
Del Laboratories, Inc.
Delphi Corporation
Delek US Holdings, Inc.
Dell, Inc. - Dell Direct Store
Delorme Publishing
Denny's Corporation
Deluxe Corporation
Denny's, Inc.
DaimlerChrysler Financial Services Americas, LLC
Denso Manufacturing Michigan, Inc.
Denver Health & Hospital Authority
Derry Township Municipal Authority
Dentsply
DePaul University
Devon Energy
DeVry, Inc.
DFB Pharmaceuticals
DHL Express
Diageo North America
Diamond Offshore Drilling, Inc.
Dick's Sporting Goods
Dickstein Shapiro LLP
Diebold, Inc.
Digital Risk, LLC
Digitas Inc.
Diliards, Inc.
Direct General Corporation
DIRECTV, Inc.
Discover Financial Services
Discovery Communications, Inc.
Disney Consumer Products
Disneyland Resort, Retail Operations
Dispatch Broadcast Group
DKRW Energy
DLA Piper US, LLP
D-M-E Company
Dobson Communications Corp.
Doherty Employment Group
Dollar General Corporation
Dollar Thrifty Automotive Group
Dominion Resources, Inc.
Donaldson Company, Inc.
Dorsey & Whitney, LLP
Dover Corporation
Dow Chemical
Dow Jones
Downey Savings & Loan Assn.
Dress Barn, Inc.
Dresser-Rand Company
DSC Logistics
DST Systems, Inc.
DSW, Inc.
DTE Energy Company
Duane Morris, LLP
Duke Energy Corporation

Duke University Health System
DynMcDermott Petroleum Op.
EON US, LW
Eastman Chemical Company
EBS Asset Management
Eddie Bauer
Edison Mission Energy
EDS
Edward Lowe Foundation
Eisai
Electronic Data Systems
Elsevier
Emerson Electric
Enbridge Energy Partners, LP
Energen Corporation
Energy Northwest
EnerVest Management Partners
Ensign United States Drilling, Inc.
Entergy
EOG Resources, Inc.
Equifax, Inc.
eResearch Technology
Erie County Medical Center Corp.
Erie Insurance Group
ESCO Technologies
Estee Lauder Companies, Inc.
Eugene Water & Electric Board
Excellus BlueCross BlueShield
Expeditors Intl. of WA, Inc.
Extendicare Health Services
Faegre & Benson, LLP
Fairchild Controls
FANUC Robotics America
Farmer's Home Furniture
FCI USA, Inc.
Federal Reserve Information Tech.
FedEx Express
Fermi National Accelerator Lab.
Fidelity National Information Serv.
First Charter Bank
First Horizon National Company
First Marblehead Corporation
Fiskars Brands, Inc.
Fletcher Allen Health Care
Flowserve Corporation
Foamex International, Inc.
Foot Locker, Inc.
Forest Laboratories, Inc.
Foseco Metallurgical, Inc.
Fox Chase Cancer Center
Franklin Resources
Freeport McMoRan Copper and
   Gold, Inc.
Fremont Bank
FX Energy, Inc.
Gambro, Inc.
Gartner, Inc.
GATX Corporation
GENCO Distribution Systems
General Communication, Inc.
General Mills
Generali USA Life Reassurance Co.
Genpro Transportation
Genzyme Corporation
George Mason University
Gerdau Ameristeel
Givaudan US
Global Consultants, Inc.
Global Power Technology, Inc.
Gold Eagle Company
Golden Ventures LLC
Goodrich Corporation

DuPont
E Trade Financial Corporation
East Kentucky Power Cooperative
Eastman Kodak Company
EchoStar Communications Corp.
EDFUND
Edison Schools, Inc.
Education Management
Edwards Lifesciences, LLC
El Paso Corporation
Eli Lilly & Company
EMBARQ Corporation
Emory Healthcare, Inc.
EnCana Oil & Gas USA
Energizer
Energy Partners, Ltd.
Eni US Operating Company, Inc.
Enron
Enterprise Products Partners, LP
EON US LLC
Equitable Resources
Ergotron, Inc.
Ernst & Young, LLP
ESL Federal Credit Union
Esterline Technologies Corp.
EverBank
Exel plc USA
Exostar LLC
Exide Corporation
E-Z-EM, Inc.
Fairfax County Public Schools
Farm Credit Bank of Texas
Fasken Oil and Ranch, Ltd.
Federal Express Corporation
Federal-Mogul Corporation
FedEx Kinko's
FermiLab
Fidelity National Financial, Inc.
Fidelity Nat'l Real Estate Solutions
First Citizens Bank
First Insurance Company of HI
First Midwest Bank, Inc.
Fleetwood Enterprises, Inc.
Flint Group
Fluor Corporation
Focus on the Family
Foote Health System
Forrest General Hospital
Fossil, Inc.
Fox River Paper Company
Franklin Templeton Investments
Funeral Directors Life Insurance
   Company
Fremont Group
G&K Services, Inc.
GameTech International
Gary-Williams Energy Corp.
Gaylord Entertainment
GenCorp, Inc.
General Dynamics Info. Tech.
General Motors Corporation
Genesco, Inc.
Gentiva Health Services
GEO Group
Georgia Gulf Corporation
Getty Images
GKN North America Services, Inc.
Global Crossing
GlobalSantaFe Corporation
Golden Horizons LLC
Golf Galaxy, Inc.
Goodyear Tire & Rubber

Duquesne Light Holdings, Inc.
E W Scripps Company
Eastern Bank
Eaton Corporation
EchoStar Satellite LLC
Edge Petroleum Corporation
Edmund Optics
Educational Testing Service
eFunds Corporation
Electro Rent Corporation
Elkhart General Hospital
EMC Mortgage Corporation
Employers Insurance Company
Encore Capital Group
Energy East Corporation
EnergySouth, Inc.
Enodis plc
ENSCO International, Inc.
Entertainment Publications
EPCO
Equity Office Properties
Erickson Retirement Comm.
Eschelon Telecom, Inc.
ESRI
Esurance, Inc.
Everest Re Group, Ltd.
Exelon Corporation
Experian Group
Explorer Pipeline Company
Fabri-Kal Corporation
Fairview Health Services
Farmer Bros. Company
FBD Consulting, Inc.
Federal Home Loan Bank
Federated Department Stores
Fellowes, Inc.
Ferrellgas
Fidelity Investments
Fifth Third Bancorp
First Citizens of South Carolina
First Interstate BancSystem
FirstEnergy Corporation
Fleetwood Group
Florida Power & Light Company
FMC Corporation
Foldcraft Company
Ford Motor Company
Fortune Brands, Inc.
Foster Wheeler, Ltd.
FPL Group
Franklin W. Olin College of Eng.
Furniture Brands International,
   Inc.
Friendly Ice Cream Corporation
G. Loomis, Inc.
Gap, Inc.
Gates
GEICO
Genentech, Inc.
General Electric Company
General Nutrition, Inc.
Genesis HealthCare Corp., Inc.
Genuine Parts Company
GeoMet, Inc.
Georgia Institute of Technology
Gilead Sciences, Inc.
Glatfelter
Global Industries Offshore LLC
GMAC Insurance Mgmt. Corp.
Golden Innovations
Golfsmith
Goody's Family Clothing

Duke Realty Corporation
Dynea USA
E I duPont deNemours and Co.
Eastern Mountain Spoils
eBay, Inc.
Ecolab, Inc.
Edison International
EDO
Edward Jones
EG&G - Defense Materials
Electrolux Homecare of N.A.
Elmer's Products, Inc.
EMCOR Group, Inc.
Employers Mutual Casualty Co.
Endeavour International
Energy Enterprise Solutions, Inc.
Enerplus Resources Fund
EnPro Industries, Inc.
Entegra Power Services, LLC
Enzon Pharmaceuticals, Inc.
Episcopal Retirement Homes
Equity Residential
ESCO Corporation
Essilor of America
Etnyre International, Ltd.
Evraz Oregon Steel Mills
Exempla Healthcare, Inc.
Exxon Mobil Corporation -
Express Scripts, Inc.
Factory Card & Party Outlet
Fannie Mae
Farmers Group
FBL Financial Group, Inc.
Federal Reserve Bank
Federated Investors
Ferguson Enterprises
Ferro Corporation
Fifth Third Bank
Fireman's Fund Insurance Co.
First American Corporation
First Data Corporation
First Investors Corporation
Fiserv, Inc.
Fleischmann's Yeast
Florida Production Engineering
FMC Technologies, Inc.
Foley & Lardner LLP
Forest City Enterprises
Forum Communications
Foundation Coal Corporation
Frankford Hospitals -
Freddie Mac
Freedom Communications, Inc.
Frontier Oil Corporation
Galamba Companies, Inc.
Gardner Denver
Gateway, Inc.
Geisinger Health System
General Cable Corporation
General Growth Properties, Inc.
General Parts International, Inc.
Genpro
Genworth Financial, Inc.
George Fisher Signet, Inc.
Georgia Merit System
Girl Scouts of the USA
GlaxoSmithKline
Global Payments, Inc.
GMAC ResCap
Golden State Foods
Golub Corporation
Google, Inc.

Gorton's
Government Employees Hospital Association, Inc.
Granite Construction, Inc.
Greyhound Lines, Inc.
GROWMARK, Inc.
Guaranty Bank
GuideStone Financial Resources
H Enterprises International
H.J. Heinz Company
HR Fuller
Half Price Books, Records, Magazines, Inc.
Hallwood Petroleum, LLC
Hanover Insurance Group, Inc.
Harold's Stores, Inc.
Harris County Hospital District
Harsco Corporation
Harvard Pilgrim Health Care
Hasbro, Inc.
Hazelden Foundation
HCR Manor Care
Health First, Inc.
Health Plan Services, Inc.
Healthways
Helmerich & Payne, Inc.
Hendrickson International
Herbalife International of America
Hershey Foods
High Liner Foods USA
Hill Phoenix
Hines Interests, LLP
HNTB Companies
Holly Corporation
Home Shopping Network
Horizon BlueCross BlueShield of New Jersey
Hovnanian Enterprises
Hu-Friedy Manufacturing Co., Inc.
Hunter Douglas, Inc.
Hunton & Williams, LLP
Hutchinson Technology, Inc.
Hydril Company, LP
ICI American Holdings, Inc.
IDEX
Illinois Tool Works
Independence Blue Cross
Indianapolis Power & Light Co.
Information Handling Services
Ingram Book Company
Innovative Wireless Tech., Inc.
Integrys Energy Group, Inc.
Institute of Nuclear Power Operations
Intel Corporation
International Business Machines
International Electric Supply Corp.
Interstate Bakeries Corporation
Intertape Polymer Group
Invesco, plc
iPCS, Inc.
Irving Oil
J R Simplot Company
J.D. Power and Associates
Jack in the Box, Inc.
Jacobs Technology, Inc.
JEA
Jockey International, Inc.
John Knox Village
Johns-Manville
Johnson Outdoors, Inc.
Jostens, Inc.
Graco, Inc.
Great American Financial Resources, Inc.
Graphic Packaging Corporation
Green Mountain Coffee
Grotech Capital Group
Grubb & Ellis Company
Guardian Life
Guitar Center, Inc.
H Lee Moffitt Cancer Center
Habitat for Humanity Int'l.
Harman International Industries, Inc.
Hamot Medical Center
Harley Davidson, Inc.
Harpers Magazine Foundation
Harris Enterprises
Harshaw Trane
Harvard University
Hastings Mutual Insurance Co.
HBO
HD Supply
Health Management Association
HealthEast Care System
Hearst-Argyle Television
Helzberg Diamonds
Henkel of America The Dial Corp.
Hercules, Inc.
Hertz Global Holdings, Inc.
Highlights for Children
Hilti, Inc.
Hitachi
Hoffmann-La Roche
Holy Spirit Hospital
Honeywell International, Inc.
Hortica Insurance and Employee Benefits
HSBC - North America
Humana, Inc.
Hunter Industries Incorporated
Huntsman Corporation
Huttig Building Products, Inc.
Hyundai Motor America
IDACORP, Inc.
IKON Office Solutions
IMC, Inc.
Indiana Farm Bureau Insurance
Indianapolis Public Schools
Information Management Service
Ingram Industries, Inc.
INOVA Health Systems
Institutional Shareholder Services
InterContinental Hotels Group Americas
Interbake Foods, Inc.
International Data
International Flavors & Fragrances
Intier Automotive Seating
Invitrogen
Irex Corporation
Irwin Financial Corporation
ITT Corporation
J&B Software, Inc.
J.M. Smucker
Jackson Hewitt Tax Service, Inc.
James Avery Craftsman, Inc.
Jefferson County Public Schools
JLT Services Corporation
John Crane, Inc.
John Muir Health
Johnson & Johnson
Joint Commission
Grady Health System
Greater Harris County 9-1-1 Emergency Network
Great Plains Energy
Greene, Tweed & Co.
Group 1 Automotive, Inc.
GTECH Corporation
Guess?, Inc.
GulfMark Offshore, Inc.
H&R Block, Inc.
Halliburton Company
Hartford Financial Services Group
Hanesbrands, Inc.
Harley-Davidson Motor Co.
Harrah's Entertainment
Harris Interactive
Hawaiian Electric Company
HCA
HDS Retail North America
Health Net, Inc.
HealthONE
Heat Transfer Research, Inc.
Hendrick Medical Center
Henry Ford Health System
Hennepin County Medical Center
Henry Schein, Inc.
Herman Miller, Inc.
Hess Corporation
Highline Media
Hilton Grand Vacations
Hitchiner Mfg. Co., Inc.
Holden Industries
Home Depot, Inc.
Hospira, Inc.
Howard Hughes Medical Institute
HSN, Inc.
Hunt Consolidated
Hunterdon Medical Center
Huntsville Hospital
Hyatt Corporation
IC, System, Inc.
Idearc Media
Illinois Housing Dev. Authority
Immix Management Services
Indiana State Personnel Dept.
Indymac Bancorp, Inc.
ING North America Ins. Corp.
Ingram Micro, Inc.
Input Output, Inc.
Instrument Sales & Service
International Imaging Materials, Inc.
Interface Solutions
International Game Technology
International Truck and Engine
Invensys Controls
Iowa Health System
Iron Mountain
ISO, Inc.
ITT Industries System Division
J.C. Penney Company, Inc.
J.R. Simplot Company
Jackson National Life Ins. Co.
James Hardie Building Products
Jefferson Wells International
JM Family
John Deere Credit
John Wiley & Sons, Inc.
Johnson Controls
Jones Apparel Group, Inc.
Graham Packaging
Grande Cheese Company
Grange Mutual Casualty Co.
Great-West Life & Annuity
Greenheck Fan Corporation
Group Health Cooperative
GTSI
Guideposts
H E Butt Grocery Company
H. E. Butt Grocers Company
Hallmark Cards, Inc.
Harvard Vanguard Medical Associates
Hannaford Bros. Company
Harleysville Insurance
Harris Associates, LP
Harris Bank
Harris Trust & Savings Bank
Hartford HealthCare Corporation
Harvey Industries
Haves Lemmerz
HCC Insurance Holdings, Inc.
Health Care Service Corporation
Health Partners
HealthPartners
Heller Ebrman, LLP
Hershey Company
Hewlett-Packard
Highmark
Hilton Hotels Corporation
Hollister, Inc.
Home Interiors & Gifts, Inc.
Horizon Lines
Host Hotels & Resorts, Inc.
Hospital Sisters Health System
Hot Topic, Inc.
Houghton Mifflin Company
Hubbard Broadcasting
Hunt ELP, Ltd.
Huntington Bancshares, Inc.
Huron Consulting Group
Hyatt Hotels Corporation
IBM
Idearc, Inc.
IL Municipal Retirement Fund
IMS Health
Indiana University
Infinite Solutions LLC
Ingersoll-Rand Co., Ltd.
Innomark Communications
Insituform Technologies
Integra Telecom, Inc.
Itochu International, Inc. North America
Intermountain Health Care, Inc.
International Paper Company
Interpublic Group of Companies
Invensys Process Systems
Iowa State University
Irvine Company
Isuzu Motors America, Inc.
J J Keller & Associates, Inc.
J.B. Hunt Transport, Inc.
Jabil Circuit, Inc.
Jacobs Engineering Group, Inc.
Jarden Corporation
JetBlue Airways
Jo-Ann Fabric & Craft Stores
John Hancock Financial Services
Johns Hopkins HealthCare, LLC
Johnson Financial Group
Jones Lang LaSalle

JPMorgan Chase
Jewish Hospital & St. Mary's HealthCare
K & M International Power
Kaiser Foundation Health Plan
Kamehameha Schools
Kaye Scholer, LLP
Keihin Indiana Precision Tech.
Kendle International
Kentucky Higher Education Student Loan Corporation
KIK Custom Products
Kinetico, Inc.
Knowledge Learning Corporation
Komatsu America Corporation
Kraft Foods, Inc.
Kyocera America, Inc.
L-3 Government Services
Lafarge North America
Lancaster General Hospital
Landstar System, Inc.
Lario Oil & Gas Company
LeasePlan USA
Legacy Reserves, LP
Lehigh University
Lennox International, Inc.
Levi Strauss
LexisNexis
Liberty Mutual Group
Life Fitness
Limited Brands, Inc.
Lincoln Financial
Little Lady Foods
Lockheed Martin Information Systems and Global Services
Los Angeles Community College District
Lowe's Companies, Inc.
LTD Commodities, LLC
Lundbeck Research USA, Inc.
Lyondell Chemical Company
MacDill Federal Credit Union
Magellan Health Services
Magna Donnelly Corporation
Malco Products, Inc.
Mannington Mills
Maricopa Integrated Health System
Maritz, Inc.
Marsh
Martha Stewart Living Omnimedia
Martins Point Health Care
Masco Corporation
Mastercard, Inc.
Matthews International Corp.
Mayo Foundation
McDonald's Corporation
McKinley Capital Management, Inc.
MDC Holdings
Mecklenburg County Government
Medical University of South Carolina Medical Center
Meijer, Inc.
Memorial Hermann Healthcare System
Memphis Managed Care Corp.
Merck & Company
Merial Limited
Memill Corporation
Metavante Corporation
Metropolitan Atlanta Rapid Transit Authority
Michael Baker Corporation
Journal Broadcast Group
JSJ Corporation
Judicial Council of California
K. Hovnanian Companies
Kaiser Permanente
Kansas Farm Bureau
KB Toys
Kellogg Company
Kenexa
Keystone Automotive Industries, Inc.
Kimberly-Clark Corporation
King Pharmaceuticals
Koch Industries
Kone, Inc. (USK) US
KRATON Polymers US, LLC
L-3 Communications Holdings, Inc
LA Aluminum Casting Company
LaGarde, Inc.
Land O'Lakes, Inc.
Lansing Board of Water & Light
Laureate Education, Inc.
Lebhar-Friedman
Legal & General America, Inc.
Lehigh Valley Hospital & Health Network
Leviton Manufacturing Co., Inc.
Lexmark International, Inc.
LifeMasters Supported Selfcare, Inc.
Lincoln National Corporation
Live Nation, Inc.
Loews Corporation
Longs Drug Stores
LOOP LLC
Los Angeles Unified School District
Lower Colorado River Authority
Lubrizol Corporation
Lutheran Social Services of Mich.
M D Anderson Cancer Center
Mack Energy Co.
Magellan Midstream Holdings, LP
Main Line Health
Malcolm Pimie, Inc.
Manor Care, Inc.
Marine Computation Services, Inc.
Markel Corporation
Marshall & IIsley Corporation
Martin Marietta Materials
Mary Kay, Inc.
Massachusetts Institute of Tech.
Masterfoods USA
Maurices, Inc.
MBIA, Inc.
MCG Health, Inc.
McLeodUSA
MDS Pharma Services
Medco Health Solutions, Inc.
Medical Group Management Assn.
Medicorp Health System
Mellon Financial Corporation
Memorial Sloan-Kettering Cancer Center
Menasha Corporation
Mercury General Corporation
Merit Medical Systems
Merrill Lynch & Co., Inc.
Methodist Health System
Metropolitan Transit Authority
MFS Investment Management
Micro Motion, Inc.
JP Morgan Chase & Company
Judicial Branch of California Administration Branch
Kaleida Health
KAPL
KBR, Inc.
Kelly Services, Inc.
Kennametal
Kentucky Lottery Corporation
Key Energy Services, Inc.
KeyCorp
Kinder Morgan, Inc.
Kiplinger
Kohler Company
Konecranes, Inc.
Kronospan, LLC
L Perrigo Company
Lab Volt System
LAIKA
LandAmerica Financial Group
Lantech.com
LAUSD
Lee Memorial Health System
Leggett & Platt, Inc.
Lenox Hill Hospital
Leo Burnett Worldwide, Inc.
Lewistown Hospital
Liberty Diversified Industries
LifeBridge Health
Lifepoint Hospitals, Inc.
Linde Group
Liz Claiborne, Inc.
Logan's Roadhouse
Lord Baltimore Capital Corporation
Louisville Regional Airport Authority
Lozier Corporation
Luck Stone Corporation
Lutron Electronics
M&T Bank Corporation
Macv's
Main Street America Group
Manitowoc Company
Manpower, Inc.
Marathon Oil Company
MARKEM Corporation
Marshfield Clinic
Martek Biosciences Corporation
Mary Washington Hospital
Massachusetts Mutual
Matson Navigation Company
Maverick Tube Corporation
McClatchv
McGraw-Hill Education
MCN Energy Enterprises
MDU Resources Group, Inc.
Media General
Medica Health Plans
Medimmune
MedPlus, Inc.
Memorial Health Care System
Mercy Health System of Southeastern Pennsylvania
Mercedes-Benz USA
Mercury Insurance Group
Meritage Homes Corporation
MerrillI Lynch Private Client
MetoKote Corporation
MGE Energy
MUM Mirage
Microflex Corporation
JPI Partners, LLC
Juniper Networks, Inc.
Jupiter Medical Center, Inc.
Kaman Industrial Technologies
Kason Corporation
Keenan & Associates
Kemper Auto and Home Group
Kentucky Baptist Convention
Kerry Inc. US
Keystone Foods, LLC
Keyston Powdered Metal Co.
Kindred Healthcare, Inc.
Kiwanis International, Inc.
Kohl's Department Stores
KPS Health Plans
Krueger International
LL. Bean, Inc.
Laboratory Corp. of America
Lake Federal Bank
Landis+Gyr, Inc.
LANXESS Corporation US
Lawson Products, Inc.
Legacy Marketing Group
Lehigh Cement Company
LESCO, Inc.
Leupold & Stevens, Inc.
Lexington Medical Center
Liberty Media Corporation
Lifetouch, Inc.
Lillian Vernon Corporation
Lithia Motors, Inc.
Lockheed Martin Corporation
LOMA
Lorillard Tobacco Company
Los Alamos National Laboratory
Louisiana Legislative Auditor
Louisiana-Pacific Corporation
LSG Sky Chefs
Lululemon Athletica, USA
Luxottica Retail US
MAAX - Pearl Baths, LLC
Maersk, Inc.
Makino
Mannatech, Inc.
ManTech International
Maricopa County
Marriott International
MARTA
Martha Jefferson Hospital
Maryland Procurement Office
Massey Energy Company
Mattel, Inc.
Mayo Clinic
McDermott International, Inc.
McKesson
McNaughton-McKav Electric Co
MeadWestvaco
Mediacom Communications Corp
Medical Mutual of Ohio
MedStar Health
Medtronic
Memorial Health Services
Memorial Health System, Inc.
Mercer University
MeritCare Health System
Messier-Bugatti USA
MetLife
Mestena Operating, Ltd.
MetroPCS Communications, Inc.
Metropolitan Life Insurance Co.
Miami Children's Hospital
Microsoft Corporation

Midwest ISO
Miles Kimball Company
Milliken & Company
MindLeaders.com
Missouri Botanical Gardens
Missouri Botanical Gardens
Mitsui & Co. (USA), Inc.
Mohawk Industries
Molson Coors Brewing Company
MoneyGram International, Inc.
Morgan Murphy Stations
Mosaic
Moses Cone Health System
MPSI Systems, Inc.
MTA Long Island Bus
Mueller Industries
Murphy Oil USA, Inc.
NACR
Nalco Holding Company
National Academies
National Fuel Gas
National Rural Electric Co-op Assn.
National Semiconductor
Nationwide Financial Services, Inc.
Nature's Sunshine Products
Navy Exchange Service Command
NCMIC
Neiman Marcus
Nestle USA, Inc.
Network Solutions
New York ISO
NY State Catholic Health Plan
Newly Weds Foods
NICOR, Inc.
Nippon Oil Exploration USA, Ltd
Noble Corporation
Northfolk Redevelopment Housing
Northfolk Southern Corporation
North Memorial Health Care
Northeast Utilities
Northrop Grumman Corporation
NorthWestern Energy
Norwood Promotional Products
Novartis Consumer Health
NSK Corporation
Nuclear Management Co., LLC
Oakwood Hospital & Medical Cntr.
Oberg Industries, Inc.
Occidental Petroleum Corporation
Odyssey Re Holdings Corporation
Ohio Public Employees Retirement System
Old Dominion Univ. Research Fdn.
OLIN Corporation
Oninova Solutions
OppenheimerFunds, Inc.
Orange County Government
Orrick, Herrington & Sutcliffe, LLP
Osage Resources, LLC
Our Lady of the Lake Regional Medical Center
Pacific Northwest National Lab.
PacifiCorp
Palos Community Hospital
Parkland Health & Hospital System
Parkview Health
Partner Reinsurance Co. of the US
Patterson Companies, Inc.
Peak Energy Operating #2, LLC
Pentair, Inc.
Pepsi Bottling Group, Inc.
Performance Food Group
MidAmerican Energy Holdings Co
Midwest Research Institute
Millbrook Partners
Millipore
Mine Safety Appliances Company
Missouri Depart. of Conservation
Mizuno USA, Inc.
Mohegan Sun
Monaco Coach
Monsanto
Morgan, Lewis & Bockius, LLP
Motion Picture Industry Pension & Health Plans
M-real USA Corporation
MTC Technologies
Munich Reinsurance America, Inc.
Mutual of Enumclaw Insurance
NASD
National Auto Dealers Association
National Futures Association
National Oilwell Varco
National Rural Utilities Cooperative Finance Corp.
Nationwide Insurance
Nautilus, Inc.
Navy Federal Credit Union
NCR Corporation
Nelson Mullins Riley & Scarborough, LLP
New York Life Insurance Co.
New York Times Company
Newmont Mining Corporation
NIH Clinical Center
NiSource, Inc.
Noble Energy, Inc.
Nordson Corporation
Norsk Hydro Gulf of Mexico, LLC
NE Georgia Health System, Inc.
Northern Arizona Healthcare
Northrop Grumman Mission Systm
Northwestern Mutual
Novamex
Novo Nordisk Pharmaceuticals
NSTAR
Nucor Corporation
NYU Hospitals Center
Oakland County Government
Océ North America, Inc.
Office Depot
Ohio Police & Fire Pension Fund
Ohio State University
OhioHealth
Old Republic International Corp.
OM Group, Inc.
OneBeacon Insurance
Option One Mortgage Company
Orange County Public Schools
Oriental Trading Company, Inc.
OSI Industries, LLC
Owens Corning
Owens Illinois, Inc.
Pacific Gas & Electric Company
Packaging Corporation of America
Panasonic Automotive
Parallel Petroleum Corporation
Parkway Corporation
Partnerre, Ltd.
PayDay Holding LLC
Pearson Education
Pentax USA, Inc.
PepsiAmericas, Inc.
Perfumania, Inc.
MidMichigan Health
Mike Albert Leasing, Inc.
Millennium Pharmaceuticals
Milltronics
Mirant Corp
Missouri Depart. Transportation
MMS Consultants, Inc.
Molex
Monadnock Community Hospital
Moody's Corporation
Morrison & Foerster, LLP
Motorists Insurance Group
Motorola, Inc.
MSC Industrial Direct
MTD Products, Inc.
MultiCare Health System
Mutual of Omaha
Nash Finch Company
National City Corporation
National Geographic Society
National Medical Health Card
National Starch & Chemical
National-Louis University
Navarre
NCCI Holdings, Inc.
NCS Pearson
Nelnet, Inc.
NEW Customer Service Companies
New York Power Authority
Newell Rubbermaid, Inc.
Newton Medical Center
NII Holdings, Inc.
Nissin Foods (USA) Co., Inc.
Nokia
Nordstrom, Inc. - Nordstrom fsb
Nortel Networks Corporation
Northeast Health
Northern Arizona University
Northwest Airlines, Inc.
Northwestern University
Novant Health, Inc.
NRG Energy, Inc.
NTELOS
NVR, Inc.
Nypro, Inc.
Oakley
Ocean Spray Cranberries, Inc.
OfficeMax
Ohio Casualty Ins. Co.
Oil-Dri Corporation of America
Oklahoma Today Magazine
Omaha Public Power
Oneok Partners LP
Opus Corporation
Orange County's Credit Union
Orlando Regional Healthcare
Osteotech
Otterbein College
Oxford Industries
Owens & Minor, Inc.
Pacific Life
Pactiv Corporation
Panasonic of North America
Parker Drilling Company
Parsons Brinckerhoff
Parts Now LLC
Payless ShoeSource, Inc.
Pegasus Solutions
People's Bank
Pepsico, Inc.
Pergo, Inc.
Midwest Airlines, Inc.
Milacron
Miller Brewing Company
Milwaukee Electric Tool Corp.
Mississippi Lime Company
Mitsubishi International Corp.
Modern Woodmen of America
Molina Healthcare, Inc.
Money Mailer LLC
Moore & Van Allen, PLLC
Mortgage Guaranty Ins. Corp.
Mountain American Credit Union
Mountain States Health Alliance
MSP Communications
MTS Systems Corporation
Munder Capital Management
Nacco Industries, Inc.
NATCO
National Exchange Carrier Assn.
National Interstate Insurance Co.
National Security Tech LLC
National Western Life Ins. Co.
Nationwide Credit, Inc.
Navistar International
NCH Corporation
Nebraska Public Power District
Neighborhood Health Plan
New Hanover Regional Medical Center
New York Presbyterian Hospital
Newfield Exploration Company
Nexen Petroleum U51, Inc.
Nike, Inc.
NJM Insurance Group
Noranda Aluminum
Norcal Waste Systems, Inc.
North Broward Hospital District
NorthEast Medical Center
Northern Trust Corporation
Northwest Comm. Healthcare
Norton Healthcare
Novartis Pharmaceuticals
NRUCFC
NTN Bearing Corp. of America
NW Natural
O'Reilly Automotive, Inc.
Oak Ridge National Laboratory
Oceaneering International, Inc.
OGE Energy Corporation
Ohio Savings Bank
Old Dominion Electric Co-op.
Old National Bancorp
Oninicom Group
ONEOK, Inc.
Oracle
Orbital Sciences
Oregon Lottery
Offer Tail Corporation
Outrigger Marketing, Inc.
PACCAR
Pacer International
Palmetto Health
Panduit Corporation
Papa John's International, Inc.
Parsons Corporation
Patheon
Peabody Energy Corporation
Penn State Hershey Med. Cntr.
Pepco Holdings, Inc.
Pequot Healthcare
Perini Corporation
PETCO Animal Supplies, Inc.

PerkinElmer
Peter Kiewit Sons, Inc.
Pfizer, Inc.
Pharmaceutical Product Develop.
PHH Anal
Philips Lifeline
Phoenix Children's Hospital
Pinnacle West Capital Corporation
Plains Exploration & Production Co
PlainsCapital
Playtex Products, Inc.
PNC Financial Services Group, Inc.
PNM Resources
Polo Ralph Lauren
Popular, Inc.
Portland General Electric
PPL Corporation
Premera BlueCross
Presbyterian Foundation
Price Chopper
Princeton Community Hospital
Pro Staff
Project Management Institute
Provena Health
Provident Credit Union
Public Company Accounting
    Oversight Board
Purdue University
QSC Audio Products, Inc.
Quanta Services, Inc.
Qwest Communications Intl., Inc.
Radiological Associates of
    Sacramento Medical Group, Inc.
Random House, Inc.
RBC Centura Bank
Reading Hospital & Medical Center
Reckitt Benckiser, Inc.
Redcats USA
Regence BlueCrossBlueShield UT
Reid Hospital & Health Care Srvs
Remuda Ranch
Republic Underwriters Ins. Co.
Rewards Network
Rich Products Corporation
Rio Tinto plc US
Riverside Health System
Robert Half International, Inc.
Roche Diagnostics US
Rockwell Collins
Roland Corporation U5
Ross Stores, Inc.
Royal Neighbors of America
RSM McGladrey
Rutland Regional Medical Center
S.C. Johnson & Son, Inc.
SAC Federal Credit Union
Safeway, Inc.
SAIF Corporation
Saint Raphael Healthcare System
Sallie Mae
San Manuel Band of Mission
    Indians
San Antonio Water System
Samuel Roberts Noble Fdn.
Sanjel USA, Inc.
Santee Cooper
Sarkes Tarzian
SCANA Corporation
Schlumberger Ltd.
Schott Solar, Inc.
Schwarz
Scranton Gillette Communications

Pernod Ricard USA
Peter R. Johnson & Company
PG&E Corporation
Pharmavite LLC
PHI, Inc.
Phillips Plastics Corporation
Phoenix Companies
PinnacleHealth System
Pitney Bowes, Inc.
Plante & Moran, PLLC
Plexus Corporation
PM Company
Polar Electro, Inc.
Polymer Group Inc.
Port Authority of Allegheny Co.
Poudre Valley Health S\stem
PRA International
Premier Health Partner
Presbyterian Healthcare Services
Pride International, Inc.
Princeton Healthcare
Procter & Gamble
Prologis
Providence College
Prudential Financial, Inc.
Public Service Enterprise Group,
    Inc.
Putnam Media
QUALCOMM, Inc.
Queen of the Valley Hospital
Quintiles
R L Polk & Company
R. Lacy, Inc.
Ratner Companies
RBC Dam Rauscher
Recon Optical, Inc.
Reed Elsevier
Regency Centers
Reinsurance Group of America
Renaissance Learning, Inc.
Rent-A-Center, Inc.
Resolute Natural Resources Co.
Rexel, Inc.
Ricoh Corporation US
RISO
Riverstone Residential Group
Robins, Kaplan, Miller & Ciresi,
    LLP
Rockwood Holdings, Inc.
Rollins, Inc.
Rotary International
RR Donnellev & Sons Company
Ruiz Foods, Inc.
Ryder Systems, Inc.
S.W.I.F.T
SAE International
Safilo USA
Saint Agnes Medical Center
Saks, Inc.
Sally Beauty Company
Samsung Telecommunications
    America
Samson Investment Company
Sandisk Corporation
Sanmina-SCI Corporation
Sarasota Memorial Health Care
    System, Inc.
Schaumburg Twnshp Dist. Library
Schneider Electric US
Schreiber Foods, Inc.
Science Applications Intl. Corp.
Scripps Health

Perot Systems
Petro-Canada Resources (USA)
PGT Industries
Pharmion
Philip Morris USA
Phillips-Van Heusen Corporation
Pilot Corporation America
Pioneer Hi-Bred International
PJM Interconnection
Plato Learning, Inc.
Plum Creek Timber Co., Inc.
PMA Insurance Group
Polaroid Corporation
PolyOne Corporation
Port Authority of NY & NJ
Powerwave Technologies, Inc.
Praxair
Premier Mfg. Support Services
Pressure Chemical Company
Prime Therapeutics
Principal Financial Group
Progress Energy
ProQuest Company
Providence Health System
PSCU Financial Services
Publix Super Markets, Inc.
Puget Sound Energy
Qdoba Restaurant Corporation
Qualex, Inc.
Quest Diagnostics
QVC, Inc.
RadioShack Corporation
Rainin Instrument LLC
Raymond James Financial
RBC Financial Group
Recreational Equipment, Inc.
Reed Exhibitions
Regions Financial Corporation
Reliance Steel & Aluminum
Renown Health System
Republic Services, Inc.
Reynolds American, Inc.
Ricoh Electronics, Inc.
Rite - Hite Corporation
RLI Corp
Robert Bosch LLC
Rockefeller Group Technology
    Solutions
Rodale Press
Roper St. Francis Healthcare
Rotork Controls
RREEF
Rush Enterprises, Inc.
Ryland Group, Inc.
SABIC Innovative Plastics
Safeco Corporation
Sage Publications, Inc.
Saint Luke's Health System
Sakura Finetek USA Inc.
Salt River Project
San Antonio Federal Credit
    Union
San Diego State University
Sandoz, Inc.
Sanofi Pasteur
SAS Institute, Inc.
Sauer-Danfoss
SCF Arizona
Schneider National, Inc.
Schurz
Scotts Miracle-Gro
SCS Engineers

Petrohawk Energy Corporation
Phacil, Inc.
Phelps Dodge
Philip Services Corporation
PHNS, Inc.
Ping, Inc.
Pioneer Natural Resources Co.
Piper Jaffray Companies
Playboy Enterprises
Plymouth Rock Assurance
Plymouth Tube
Policy Studies, Inc.
Pomona Valley Hospital
Port of Portland
PPG Industries, Inc.
Preformed Line Products Co.
Premier, Inc.
Prestolite Wire Corporation
Prince William Hospital
Priority Health
Progressive Corporation
Protective Life Corporation
Providence Healthcare Network
PSECU
Puget Energy, Inc.
Pulte Homes, Inc.
Purdue Pharma
QLT
Quality Ingredients Corporation
Questar Corporation
Quincy Mutual
Raley's Superstores
RAM Energy, Inc.
Raytheon Company
REA Magnet Wire Co., Inc.
Realogv Corporation
Recycled Paper Greetings
Regal Entertainment Group
Regions Hospital
Reliant Energy
Respironics
Ricelec, Inc.
Rimage Corporation
Rite Aid Corporation
Robert Bosch Corporation
Robert Bosch Tool Corporation
Roche Palo Alto
Rockwell Automation, Inc.
Rohm and Haas Company
Rosewood Resources, Inc.
Rowan Companies, Inc.
RSC Equipment Rental
Rutgers University
S&C Electric Company
Sabre Holdings, Inc.
Safety-Kleen Systems, Inc.
SAIC
Saint Peter's University Hospital
Salk Institute
Samaritan Health Services
San Diego County Regional
    Airport Authority
San Francisco Chronicle
Sanford Health Plan
Sanofi-Aventis US
SavaSeniorCare, LLC
SBA Network Services, Inc.
Schein Henry, Inc.
Schering-Plough
Schnitzer Steel Industries, Inc.
Schwan Food Company
Scottsdale Healthcare

Seaboard Corporation
Seamen Corporation
Securitas Security Services, USA
Senco Products, Inc.
Sentara Healthcare
Seventh Generation
Sharp HealthCare
Shure, Inc.
Sierra Pacific Resources
Sinclair Broadcast Group
Sisters of Mercy Health System
Skywest, Inc.
SMDC Health System
SMSC Gaming Enterprise
Society of Mfg. Engineers
Solo Cup Company
Sonic Automotive, Inc.
Southern California Edison
Southern Research Institute
Southern Ute Indian Tribe dba
    Red Willow Production Co.
Spartan Stores, Inc.
Spencer Gifts, LLC
Sprague Energy Corp
SPX Corporation
SSM Health Care System, Inc.
St. Cloud Hospital
St. Joe Company
St. Joseph Medical Center
St. Luke's Episcopal Health System
St. Vincent Healthcare
Stamats Communications
Standard Pacific Homes
Staples, Inc.
Starwood Hotels & Resorts
State of Neb. Depart. Admin. Srvs.
State Teachers Retirement System
    of Ohio
Stewart Information Srvcs. Corp.
Stora Enso Oyj
Subway Franchisee Advertising
    Fund Trust
Summa Health System
SunCom Wireless, Inc.
SunTrust Bank, Inc.
SureWest Communications
Swedish Medical Center
Sykes Enterprises, Inc.
Synovate
Sysco Food Services of Dallas, LP
Takeda Pharmaceutical
Tampa General Hospital
Tastefully Simple
TD Ameritrade Holding Corp.
Technical Prof. Services, Inc.
Tecolote Research, Inc.
Telco Solutions III, LLC
Telerx Marketing, Inc.
Temple University Health System
Tenet Healthcare Corporation
Tension Envelope Corporation
Tesco Corporation (US)
Texas Children's Hospital
Texas Mutual Insurance Company
The Antioch Company
The Body Shop – Americas
The Capital Group Companies
The Children's Place Retail
    Stores, Inc.
The Decurion Corporation
The Florida Aquarium Inc.
The Guardian Life Insurance Co. of

Seagate Technology
Sears Holdings Corporation
Security Benefit Group
SENCORP
Sentry Group
Shachihata, Inc. USA
Shell Oil
Sidley Austin, LLP
Silgan Holdings, Inc.
Sinclair Broadcast Group, Inc.
SITA
SLM Corporation
Smith & Nephew, Inc.
Smurfit-Stone Container Corp.
Sodexho
Solutia, Inc.
Sonoco Products Company
So. Calif. Regional Rail Authority
Southern States Cooperative, Inc.
Southwest Airlines
Southwest Gas Corporation
Spectra Energy
Spirit Aerosystems Holding
Springs Global US, Inc.
SRAM
SST Energy Corporation
St. Elizabeth Health System
St. John Health
St. Jude Children's Research Hosp.
St. Mary's Hospital
St. Vincent Heart Cntr of Indiana
Stampin' Up!, Inc.
Stanford University
Starbucks Coffee Company
Starwood Vacation Ownership
State of North Carolina
State Street Corporation
Steel Dynamics, Inc.
Sticky Ribhouse, LLC
Storck USA LP
Strong Health
Stryker Corporation
Sun Life Financial (US)
Sundt Companies
SUNY Upstate Medical University
Sutter Health
Swift Transportation
Symetra Financial
Synovus Financial Corporation
T D Williamson, Inc.
Tallahassee Memorial HealthCare
TAP Pharmaceuticals
Taubman Centers
TDS Telecom
Technology Credit Union
TECO-Westinghouse Motor Co.
Tele-Consultants, Inc.
TeleTech Holdings, Inc.
Temple-Inland
Tenet Healthcare Systems
Terex Corporation
Tesoro Corporation
Texas Depart. of Transportation
Textainer
The Arizona Republic
The Carson Companies
The Children's Hospital, Denver
The Children's Mercy Hospital
The Chronicle of Higher Education
The Doe Run Company
The Ford Foundation
The Golden 1 Credit Union

Sealed Air
Seco Tools, Inc.
Selective Ins. Co. of America
Seneca Resources Corporation
Sequa Corporation
Shands HealthCare
Sherwin-Williams Company
Siemens AG US
Simon Property Group
SIR VA
Sitel (formerly ClientLogic)
Sloan Valve Company
Smith International, Inc.
Snap-on, Inc.
Sofa Express
Solvay Pharmaceuticals
South Jersey Gas Company
Southern Company
Southern Union Company
Southwestern Energy Company
Sovereign Bancorp, Inc.
Spansion, Inc.
Spectrum Health System
Sport Supply Group
Springs Window Fashions Div.
SRCTec, Inc.
St. Anthony's Medical Center
St. Joseph Health System
St. Jude Medical, Inc.
St. Mary's Hospital Amsterdam
StanCorp Financial Group
Stanford University Med. Cntr.
Stars Media, LLC
State Corporation Commission
State Farm Insurance
State of Ohio – HR Department
Steelcase, Inc.
Sterilite Corporation
Stoll Keenon Ogden PLLC
STP Nuclear Operating
Subaru of America, Inc.
Subaru of Indiana Automotive
Sun Microsystems
SunGard Data Systems
Superior Essex, Inc.
SVB Financial Group
Swiss Reinsurance
Synacor, Inc.
Synthes
T. Rowe Price
Talbots
Targa Resources
Tax Analysts
Tech Data Corporation
TechTeam Global, Inc.
Tektronix
Teledyne Brown Engineering
Tellabs, Inc.
Templeton Press
Tenneco, Inc.
Terlato Wine Group
Texas A & M University System
Texas Health Resources
Textron, Inc.
The Auto Club Group
The Children's Medical Center of
    Dayton
The Chubb Corporation
The Colman Group, Inc.
The Employers Association
The Frost National Bank
The John H. Harland Company

Sea Star Line, LLC
Sealy, Inc.
Securian Financial Group
Sempra Energy
Sensata Technologies
Service Master
Sharp Electronics Corporation
Shire Pharmaceuticals
Sierra Health Services, Inc.
Simpson Housing, Ltd.
Sirius Satellite Radio
SJE-Rhombus
SMC Corporation of America
Smithfield Foods
Snyder's of Hanover
Solarus
Solvere
Southeastern Freight Lines
Southern Copper Corporation
Sovereign Bank Corporation
Space Telescope Science Institute
Sparrow Health System
Speedway SuperAmerica, LLC
Sports Authority
Sprint Nextel Corporation
SRT Communications, Inc.
St. Barnabas Medical Center
St. Joseph HealthCare
St. Louis County Government
St. Peter's Health Care Services
Standard Insurance Company
Stanley Works
StarTek
State Employee Credit Union
State of Indiana
State of Oregon
STERIS
Sterling Bancshares
Stony Brook University Hospital
Stream
Suburban Health Organization
SUEZ Energy NA, Inc.
Sunbeam Television
Sunoco, Inc.
SuperValu
Swedish Match North America
Sybron Dental Specialties
Synnex Corporation
Sypris Solutions
Taco Bueno Restaurants, LP
Tampa Bay Federal Credit Union
Target Corporation
Taylor Energy Company, LLC
Technical Olympic USA, Inc.
TECO Transport
TelAlaska, Inc.
Teletlex
Tellus Operating Group, LLC
Tenaris, Inc. USA
Tennessee Valley Authority
Terra Industries
Texas Air Composites
Texas Industries, Inc.
The Actors Fund of America
The Beacon Mutual Ins. Co.
The Children's Hospital of
    Philadelphia
The Commerce Insurance Co.
The Dannon Company, Inc.
The Finish Line, Inc.
The Gannett Company
The Health Alliance of Cincinnati

America
The Kroger Company
The Mark Travel Corporation
The Minacs Group
The Ohio St. Univ. Medical Cntr.
The Reading Hospital & Medical
    Center
The Seattle Times Company
The University of Arizona
The Univ. of Chicago Med. Center
The Valvoline Company
The Washington Post
Think Federal Credit Union
Thresholds Psychiatric
    Rehabilitation
Tiffany and Company
Time Warner, Inc.
TIW Corporation
Toshiba America Business
    Solutions, Inc.
Toro Company
Tower Federal Credit Union
TransCanada
TravelCenters of America
Travis County
Triad Financial Corporation
Trinity Health
Trover Solutions, Inc.
TRW Automotive Holdings
Tween Brands, Inc.
Tyco Healthcare
U.S. Foodservice
UCLA Medical Center
Ulticom
UNC Health Care System
Union Bank of California
UniSource Energy
United Auto Group, Inc.
United HealthCare Corporation
United States Steel Corporation
UnitedHealth Group
Universal Forest Products, Inc.
Universal Weather & Aviation
University Health System
University Hospitals
University of Arkansas for
    Medical Sciences
University of California, Davis
    Health System
University of Colorado Hospital
University of Illinois at Chicago
University of Louisville
University of Michigan
University of Missouri Health Care
Univ. of Pittsburgh Medical Center
University of Virginia
Univ. of Washington Medicine
Univision Communications
Upper Valley Medical Center
US Bancorp
US Oncology, Inc.
USRA
Utica National Insurance
V S E Corporation
ValueOptions
Vanderbilt Univ. Medical Center
Venetian Hotel & Casino
VeriSign, Inc.
Vermeer Manufacturing Company
Via Christi Health System
Viasystems Group, Inc.
Virginia Commonwealth

The Hospital of Central Conn.
The Lamson & Sessions
The McGraw-Hill Companies
The MITRE Corporation
The Pantry, Inc.
The Receivable Management
    Services Corporation
The Taubman Company
The Univ. of Central Oklahoma
The University of Texas M. D.
    Anderson Cancer Center
The Woodbridge Group
Thomas & Betts
Thomas Jefferson National
    Accelerator Facility
Timberland Company
TIMET
TJX Companies, Inc.
Toshiba America Medical
    Systems, Inc.
Total E&P USA, Inc.
Tractor Supply Company
Transcore
Travelers
Travis County Hospital District
Tribune Company
Trinity Industries
True Partners Consulting
Tupperware Brands Corporation
Twin Cities Public Television
U.S. Bancorp
UAL Corporation
UDR, Inc.
Ultra Petroleum Corp.
Under Armour, Inc.
Union Pacific Corporation
Unisys Corporation
United Rentals, Inc.
United Services Automobile Assn.
United Stationers, Inc.
Unitil
Universal Health Services, Inc.
Universal Well Site Solutions
University of Akron
University of Central Florida
University of California at
    Berkeley
University of Connecticut Health
    Center
University of Chicago
University of Maryland Med. Cntr.
University of Miami
Univ. of Michigan Health System
University of New Mexico
University of Texas Southwestern
    Medical Center
Univ. of Wisconsin Credit Union
Unum Group
UPS
US Cellular Corporation
US Xpress, Inc.
UST
Vail Resorts
Van Andel Institute
Vanguard
Ventura Foods, LLC
Verizon Business
Vertex Pharmaceuticals
Via Christi Regional Medical Cntr.
VICORP Restaurants, Inc.
Vinson & Elkins, LLP
Virginia Farm Bureau Mutual

The Johns Hopkins University
The Lindy Group, Inc.
The Methodist Hospital System
The Nielsen Company
The Pennslyania State University
The Queen's Medical Center
The Raymond Corporation
The Termo Company
The Univ. of Texas at Austin
The Univ. of Texas Medical
    Branch
Thermadyne Holdings Corp.
Thomson Corporation
Thomas Jefferson University
    Hospital
Time Warner Cable
Timken Company
TM GE Automation Systm, LLC
Toyota Industrial Equipment
    Manufacturing
Totes Isotoner Corporation
Trans Union LLC
Transocean Offshore, Inc.
Travelers Companies, Inc.
Trebol USA, LLC
Tri-City Medical Center
TriWest Healthcare Alliance
True Value Hardware
Turner Broadcasting System, Inc.
TXCO Resources, Inc.
U.S. Energy Systems, Inc.
UCare Minnesota
UHHS CSAHS Cuyahoga, Inc.
UMass Memorial Health Care
Underwriters Laboratories, Inc.
Union Tank Car Company
Unit Corporation
United States Cellular
United States Enrichment
United Technologies Corporation
Unitrin Specialty
Universal Instruments Corp.
University Book Store
University of Akron
University of Central Missouri
University of California Irvine
    Medical Center
University of Iowa Hospitals and
    Clinics
University of Georgia
University of Kansas Hospital
University of Minnesota
Univ. of NM Hospitals
University of St. Thomas
University of Virginia Health
    System
Univ. of Wisconsin Medical Fdn.
Uponor, Inc. North America
URS Corporation
US Fiduciary Services, Inc.
USAA
Utah Transit Authority
Valero Energy Corporation
Van Winkle Law Firm
Vectren Corporation
Venturedyne, Ltd.
Verizon Communications
Vetco Gray, Inc.
Viacom
Videojet Technologies, Inc.
Virgin America, Inc.
Virginia United Methodist

The Joint Commission
The Longaberger Company
The Midland Company
The NORDAM Group
The Picture People Inc.
The Regence Group
The Ryland Group, Inc.
The Trizetto Group
The Valley Hospital
The Wallace Foundation
The Washington Hospital
Thermo Fisher Scientific
Thrifty White Stores
Thrivent Financial for Lutherans
TIAA-CREF
Time Warner Telecom, Inc.
Title Resource Group
T-Mobile USA
TNS North America
Toray Plastics (America), Inc.
Tower Automotive
TransUnion, LLC
Travelocity
Tremco, Inc.
Trinity Consultants, Inc.
TRMI, Inc.
Truman Medical Centers
Turnkey E&P Corporation
TXU Corporation
Tyco Electronics
UCB
UIL Holdings
UMDNJ-University Hospital
Unilever United States
Unionbancal Corporation
United Airlines
United American Insurance
United Parcel Service of
    America, Inc.
United Water Resources
Unitrin, Inc.
Universal Orlando
University Community Health
University of Alabama at
    Birmingham Hospital
University of California San
    Francisco Medical Center
University of Medicine &
    Dentistry of New Jersey
University of Houston
University of Kentucky Hospital
University of Missouri
University of Pennsylvania
University of South Florida
University of Texas Health
    Science Center
University Physicians Healthcare
University Physicians, Inc.
Upper Deck
US Airways
US Investigations Services
USG Corporation
Valmont Industries
Vance Publishing
Velsicol Chemical Corporation
Verado Energy, Inc.
Verizon Wireless
VF Corporation
Viad Corporation
Viejas Enterprise
Virgin Media, Inc.
Visa USA

University Health System
Vision Maker
VistaPrint
VITAS Healthcare Corporation
Vonage Holdings Corporation
VWR International
W.W. Grainger, Inc.
Wachovia Corporation
Wakefern
Walt Disney Parks & Resorts, LLC
Washington Suburban Sanitary Commission
Weather Channel
Wegmans Food Markets, Inc.
Welch's
Wells Blue Bunny
Weltman & Weinberg & Reis Co.
West Penn Allegheny Health Systm
Western Digital
Westfield Group
Westinghouse Savannah River Co.
Whip Mix Corporation
Whitney National Bank
William Beaumont Hospital
Williams Lea, Inc.
Wilmer Cutler Pickering Hale & Dorr
Winn-Dixie Stores, Inc.
Wisconsin Court System
Wolseley plc
World Kitchen
Worthington Industries
Wright Line, LLC
Wyle Laboratories
XL Capital, Ltd.
Yale University
Yazaki North America, Inc.
YSI
Zions Bancorporation

Insurance Co.
Vision Service Plan
Vistar Corporation
Vivendi
Vornado Realty Trust
W C Bradley Company
Washington Metropolitan Area Transit Authority
Walgreen Company
Washington Group Intl. Inc.
Waste Management, Inc.
Watlow Electric
Weatherford International, Ltd.
Weil, Gotshal & Manges, LLP
WellCare Health Plans
Wells' Dairy, Inc.
WellStar Health System
Werner Enterprises, Inc.
West Virginia University
Western Michigan University
Westinghouse Electric Company
Weyerhauser Company
Whirlpool Corporation
Whole Foods Market
William Blair & Company, LLC
Williams-Sonoma, Inc.
Willis North America
Winnebago Industries
Wisconsin Energy Corporation
Wolters Kluwer NA
World Vision United States
WR Berkley Corporation
Wright State University
Wyndham Worldwide
XO Communications, Inc.
Yale-New Haven Health System
Yeshiva University
Yum! Brands, Inc.
Zumiez, Inc.

Homes, Inc.
Visiting Nurse Service of NY
Visteon Corporation
Volvo Financial Services
Vulcan Materials Company
W R Grace & Company
Wackenhut Services, Inc. Savannah River Site
Wal-Mart Stores, Inc.
Washington Mutual, Inc.
Watson Pharmaceuticals, Inc.
Wayne Farms
Webster Bank
Weill Medical College
Wellmark BlueCross BlueShield
Wells Fargo & Company
Wellstream International Ltd. US
Wesco International, Inc.
WV Univ. Hospitals, Inc.
Western Textile Companies
Weston Solutions, Inc.
W-H Energy Services, Inc.
White Mountains Ins.Group, Ltd.
Wilbur Smith Associates
William Rainey Harper College
Wilmer Hale
Wilmington Trust Company
Winston Industries, LLC
Wisc. Physicians Serv. Ins. Corp.
Womans Hospital
World Wildlife Fund
Wray Edwin
WW Grainger, Inc.
Xcel Energy, Inc.
XTO Energy, Inc.
Yamaha Corporation of America
Young Broadcasting
Zale Corporation
Zurich North America

Viking River Cruises
Vista Federal Credit Union
Visteon Vulcan
Von Roll USA, Inc.
VWR Corporation
W.I. Gore & Associates, Inc.
Waddell & Reed
Waggener Edstrom Worldwide
Warnaco
Washington Savannah River Co.
Wayne Memorial Hospital, Inc.
WBNS
Webster Financial Corporation
Weis Markets, Inc.
WellPoint, Inc.
WellSpan Health
Wendy's International, Inc.
West Marine Products, Inc.
Westar Energy
Western Union Company
Westlake Chemical Co.
Wheaton Franciscan Healthcare
White Mountains Re Services
Wilder Foundation
Williams Companies
Wilsons Leather
Windstream Communications
Winterthur US Holdings
Wm. Wrigley Jr. Company
World Access
Worldspan
Wright Express Corporation
Wyeth
Xerox Corporation
Yahoo!
Yankee Candle Company
YRC Worldwide
Zimmer Holdings, Inc.



# HNI CORPORATION





Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

## Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

**This proxy, when properly executed, will be voted as specifically directed herein. If no directions are given, this proxy will be voted FOR all Proposals listed below.**

### A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:
   For Three-Year Term

| | For | Against | | For | Against | | For | Against |
|---|---|---|---|---|---|---|---|---|
| 01 - Miguel M. Calado | ☐ | ☐ | 02 - Cheryl A. Francis | ☐ | ☐ | 03 - Larry B. Porcellato | ☐ | ☐ |
| 04 - Brian E. Stern | ☐ | ☐ | | | | | | |

| | For | Against | Abstain |
|---|---|---|---|
| 2. Ratify the Audit Committee's Selection of PricewaterhouseCoopers LLP as the Corporation's Independent Registered Public Accountant for Fiscal 2008. | ☐ | ☐ | ☐ |

### B Non-Voting Items

**Change of Address** — Please print your new address below.

Unless contrary notice is given to the Corporation, I consent to access all future notices of annual reports issued by the Corporation over the internet. (see back for more details)

Consent ☐

### C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
|---|---|---|
| / / | | |

1 U P X 0 1 6 9 4 0 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

<STOCK#> 00UPRC

To Our Shareholders:

**IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS**

We provide our annual reports, notices to shareholders of annual meetings and proxy statements over the Internet for those shareholders who consented in prior years. If you wish to give your consent to access these documents over the Internet in the future, please check the box in the CONSENT section on the reverse side of this proxy card. These documents will be available on or about March 19, 2008 on our website at www.hnicorp.com, under "Investor Information - Annual & Quarterly Reports" and "Investor Information - Proxy Report." Once you give your consent, it will remain in effect until you notify the Corporation that you wish to resume mail delivery of the annual reports and proxy statements. Even though you give your consent, you still have the right at any time to request copies of these documents.

**IF APPLICABLE, WE ENCOURAGE YOU TO PARTICIPATE IN THIS PROGRAM. IT WILL HELP HNI CORPORATION REDUCE PRINTING AND POSTAGE COSTS, AS WELL AS OPERATING EXPENSES.**

Thank you.

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

# HNI CORPORATION

## Proxy — HNI Corporation

## Notice of 2008 Annual Meeting of Shareholders

### Common Stock Proxy Solicited by Board of Directors for Annual Meeting of Shareholders on May 6, 2008.

The undersigned acknowledges receipt of a Notice of Annual Meeting and Proxy Statement dated March 19, 2008 and appoints Stan A. Askren and Jerald K. Dittmer, or either of them, with full power of substitution, as the proxies and attorneys of the undersigned, to vote all shares of common stock, par value $1.00 per share, of HNI Corporation, which the undersigned is entitled to vote at the annual meeting of shareholders of HNI Corporation to be held at the Holiday Inn, 2915 N. Highway 61, Muscatine, Iowa on May 6, 2008 at 10:30 a.m. and any adjournment thereof. The proxies are directed to vote as checked on the reverse side on the proposed matters or in the absence of an instruction to the contrary, this proxy will be voted "FOR" all proposals.

This proxy card also provides for shares of common stock, if any, held for the account of the undersigned by Fidelity Management Trust Company as Trustee of the HNI Corporation Profit Sharing Retirement Plan. You may instruct the Trustee how to vote your shares as indicated on this proxy card. If you fail to give voting instructions to the Trustee, your shares will be voted by the Trustee in the same proportion as the shares for which valid instructions have been received.

The Board of Directors knows of no other matters that may properly be, or that are likely to be, brought before the meeting. However, if any other matters are properly brought before the meeting or any adjournment thereof, the proxies will vote on such matter in their discretion.

**You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE. The proxies cannot vote your shares unless you sign and return this proxy card.**

(Items to be voted appear on reverse side.)